FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2011

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO Version: 1

Table of Contents
Company Information
Capital Breakdown	1
Individual Financial Statements
Balance Sheet – Assets	2
Balance Sheet – Liabilities	3
Statement of Income	5
Statement of Comprehensive Income	6
Statement of Cash Flows	7
Statement of Changes in Shareholders’ Equity
DMPL – 01/01/2010 to 03/31/2011	8
DMPL – 01/01/2010 to 03/31/2010	9
Statement of Value Added	10
Consolidated Financial Statements
Balance Sheet - Assets	11
Balance Sheet - Liabilities	12
Statement of Income	14
Statement of Comprehensive Income	15
Statement of Cash Flows	16
Statement of Changes in Shareholders’ Equity
DMPL – 01/01/2010 to 03/31/2011	17
DMPL – 01/01/2010 to 03/31/2010	18
Statement of Value Added	19
Comments on the Company Performance
Notes to the Financial Statements	20
Other Information Deemed as Relevant by the Company	151
Reports and Statements
Special Review Report- Unqualified	153

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO Version: 1

Company Information / Capital Breakdown

Number of Shares	Current Quarter
(units)	03/31/2011
Paid in Capital
Common	99,679
Preferred	158,094
Total	257,773
Treasury Shares
Common	233
Preferred	0
Total	233

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO Version: 1

Individual Financial Statements / Balance Sheet - Assets

R$ (in thousands)
Code	Description	Current Quarter	Previous Year
		03/31/2011	12/31/2010
1	Total Assets	16,060,711	16,023,603
1.01	Current Assets	4,821,231	4,687,886
1.01.01	Cash and Cash Equivalents	1,941,991	1,757,576
1.01.03	Accounts Receivable	538,806	880,370
1.01.03.01	Customers	538,806	880,370
1.01.04	Inventories	1,745,902	1,573,254
1.01.06	Recoverable Taxes	413,836	363,762
1.01.06.01	Current Recoverable Taxes	413,836	363,762
1.01.07	Prepaid Expenses	177,820	109,765
1.01.08	Other Current Assets	2,876	3,159
1.01.08.03	Other	2,876	3,159
1.02	Noncurrent Assets	11,239,480	11,335,717
1.02.01	Long-Term Assets	1,775,189	1,775,195
1.02.01.03	Accounts Receivable	53,566	52,785
1.02.01.03.02	Other Accounts Receivable	53,566	52,785
1.02.01.06	Deferred Taxes	341,579	374,583
1.02.01.06.01	Deferred Income and Social Contribution Taxes	341,579	374,583
1.02.01.07	Prepaid Expenses	32,442	36,540
1.02.01.08	Receivables from Related Parties	828,018	804,556
1.02.01.08.02	Receivables from Subsidiaries	798,642	776,117
1.02.01.08.04	Receivables from Other Related Parties	29,376	28,439
1.02.01.09	Other Noncurrent Assets	519,584	506,731
1.02.01.09.03	Receivables Securitization Fund	119,453	117,613
1.02.01.09.04	Recoverable Taxes	119,747	119,802
1.02.01.09.05	Deposits for Court Appeals	280,384	269,316
1.02.02	Investments	3,912,918	4,088,102
1.02.02.01	Equity Interest	3,912,918	4,088,102
1.02.02.01.02	Interest in Subsidiaries	3,912,913	4,088,097
1.02.02.01.04	Other Equity Interest	5	5
1.02.03	Property, Plant and Equipment	4,888,757	4,801,998
1.02.03.01	In operation	4,235,336	4,057,168
1.02.03.02	Leased	216,452	219,442
1.02.03.03	In Progress	436,969	525,388
1.02.04	Intangible Assets	662,616	670,422
1.02.04.01	Intangible Assets	662,616	670,422

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ITR –– Quarterly Financial Information - March 31, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO Version: 1

Individual Financial Statements / Balance Sheet – Liabilities

R$ (in thousands)
Code	Description	Current Quarter	Previous Year
		03/31/2011	12/31/2010
2	Total Liabilities	16,060,711	16,023,603
2.01	Current Liabilities	3,920,047	4,761,610
2.01.01	Payroll and Labor Liabilities	215,532	264,606
2.01.01.01	Payroll Liabilities	29,891	36,249
2.01.01.02	Labor Liabilities	185,641	228,357
2.01.02	Vendors	2,048,273	2,219,699
2.01.02.01	Local Vendors	1,978,572	2,170,234
2.01.02.02	Foreign Vendors	69,701	49,465
2.01.03	Tax Liabilities	206,436	195,366
2.01.03.01	Federal Tax Liabilities	206,436	195,366
2.01.03.01.02	Other (PIS, COFINS, IOF, INSS, Funrural)	206,436	195,366
2.01.04	Loans and Borrowings	987,528	1,228,030
2.01.04.01	Loans and Borrowings	462,258	686,566
2.01.04.01.01	In Local Currency	47,854	284,568
2.01.04.01.02	In Foreign Currency	414,404	401,998
2.01.04.02	Debentures	505,436	520,675
2.01.04.03	Financing by Leasing	19,834	20,789
2.01.05	Other Liabilities	462,278	853,909
2.01.05.01	Liabilities with Related Parties	159,329	513,820
2.01.05.01.01	Debts with Associated Companies	4,348	5,320
2.01.05.01.02	Debts with Subsidiaries	139,847	491,076
2.01.05.01.04	Debts with Other Related Parties	15,134	17,424
2.01.05.02	Other	302,949	340,089
2.01.05.02.01	Dividends and Interest on Equity Payable	114,629	114,654
2.01.05.02.04	Public Utilities	3,257	3,450
2.01.05.02.05	Rent	20,796	22,887
2.01.05.02.06	Advertising	35,288	31,396
2.01.05.02.07	Onlending to Third Parties	5,313	7,622
2.01.05.02.08	Financing by Purchase of Assets	14,211	14,211
2.01.05.02.09	Other Accounts Payable	109,455	145,869
2.02	Noncurrent Liabilities	4,905,116	4,163,404
2.02.01	Loans and Borrowings	3,254,007	2,523,960
2.02.01.01	Loans and Borrowings	1,741,470	1,390,359
2.02.01.01.01	In Local Currency	1,401,845	1,059,583
2.02.01.01.02	In Foreign Currency	339,625	330,776
2.02.01.02	Debentures	1,450,999	1,067,472
2.02.01.03	Financing by Leasing	61,538	66,129
2.02.02	Other Liabilities	1,289,606	1,269,246
2.02.02.02	Other	1,289,606	1,269,246
2.02.02.02.03	Taxes Paid by Installments	1,289,606	1,269,246
2.02.03	Deferred Taxes	31,597	34,392
2.02.03.01	Deferred Income and Social Contribution Taxes	31,597	34,392
2.02.04	Provisions	316,339	326,857
2.02.04.01	Tax, Social Security, Labor and Civil Provisions	316,339	326,857
2.02.04.01.01	Tax Provisions	57,695	56,693
2.02.04.01.02	Social Security and Labor Provisions	58,272	55,682

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ITR –– Quarterly Financial Information - March 31, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO Version: 1

Individual Financial Statements / Balance Sheet – Liabilities

R$ (in thousands)

Code	Description	Current Quarter	Previous Year
		03/31/2011	12/31/2010
2.02.04.01.03	Provision for Benefits to Employees	43,937	39,765
2.02.04.01.04 03	Civil Provisions	156,435	174,717
2.02.06	Backlog Revenues	13,567	8,949
2.02.06.02	Backlog Profit and Revenues	13,567	8,949
2.03	Shareholders’ Equity	7,235,548	7,098,589
2.03.01	Paid-in Capital Stock	6,106,434	5,579,259
2.03.02	Capital Reserves	364,392	463,148
2.03.02.02	Special Goodwill Reserve in Merger	238,930	344,605
2.03.02.04	Granted Options	118,064	111,145
2.03.02.07	Capital Reserve	7,398	7,398
2.03.04	Profit Reserves	720,197	1,141,697
2.03.04.01	Legal Reserve	212,339	212,339
2.03.04.05	Retention of Profits Reserve	44,605	86,755
2.03.04.10	Expansion Reserve	463,253	842,603
2.03.05	Retained Earnings/ Accumulated Losses	-167,513	-299,913
2.03.06	Equity Valuation Adjustments	212,038	214,398

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ITR –– Quarterly Financial Information - March 31, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO Version: 1

Individual Financial Statements / Statement of Income

R$ (in thousands)
		Accrued in Current	Accrued in Previous
Code	Description	Year 01/01/2011 to	Year 01/01/2010 to
		03/31/2011	03/31/2010
3.01	Gross Revenue from Goods and/or Services	3,858,868	3,853,715
3.02	Cost of Goods Sold and/or Services Sold	-2,780,853	-2,862,048
3.03	Gross Income	1,078,015	991,667
3.04	Operating Income/Expenses	-789,364	-716,106
3.04.01	General and Administrative	-610,878	-571,509
3.04.02	Selling Expenses	-138,769	-143,155
3.04.04	Other Operating Income	-5,278	330
3.04.04.01	Income with Permanent Assets	514	330
3.04.04.02	Other Operating Income	-5,827	0
3.04.04.03	Noncurrent Income	35	0
3.04.05	Other Operating Expenses	-71,099	-64,664
3.04.05.01	Depreciation / Amortization	-71,132	-64,664
3.04.05.02	Other Operating Expenses	33	0
	Equity in the Earnings of Subsidiaries and
3.04.06	Associated Companies	36,660	62,892
3.05	Income before Financial Result and Taxes	288,651	275,561
3.06	Financial Result	-123,774	-60,846
3.06.01	Financial Income	78,040	57,059
3.06.02	Financial Expenses	-201 ,814	-117,905
3.07	Income before Taxes on Income	164,877	2 14,715
3.08	Income and Social Contribution Taxes on Income	-32,477	-39,839
3.08.01	Current	-889	5,864
3.08.02	Deferred	-31,588	-45,703
3.09	Net Income from Continued Operations	132,400	174,876
3.11	Income/Loss for the Period	132,400	174,876
3.99	Earnings per Share - (Reais / Share)

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ITR –– Quarterly Financial Information - March 31, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO Version: 1

Individual Financial Statements / Statement of Comprehensive Income

R$ (in thousands)
		Accrued in Current	Accrued in Previous
Code	Description	Year 01/01/2011 to	Year 01/01/2010 to
		03/31/2011	03/31/2010
4.01	Net Income/Loss for the Period	132,400	174,876
4.03	Comprehensive Income for the Period	132,400	174,876

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ITR –– Quarterly Financial Information - March 31, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO Version: 1

Individual Financial Statements / Statement of Cash Flows – Indirect Method
R$ (in thousands)
		Accrued in Current	Accrued in Previous
Code	Description	Year 01/01/2011 to	Year 01/01/2010 to
		03/31/2011	03/31/2010
6.01	Net Cash from Operating Activities	-435,470	-401,098
6.01.01	Cash Generated in the Operations	300,235	282,159
6.01.01.01	Net Income for the Year	132,400	174,876
6.01.01.02	Deferred Income Tax (Note 17)	31 ,588	45,703
6.01.01.03	Income from Disposed Permanent Assets	15,152	1,454
6.01.01.04	Depreciation / Amortization	71,132	64,664
6.01.01.05	Interest and Exchange Variation	84,563	41,393
6.01.01.06	Adjustment at Present Value	-28	0
	Equity in the Earnings of Subsidiaries and
6.01.01.07	Associated Companies	-36,660	-62,892
6.01.01.08	Provision for Contingencies (Note 16)	9,007	9,193
	Provision for Write-offs and Losses in Property,
6.01.01.09	Plant and Equipment	0	-359
6.01.01.10	Share-Based Payment	-6,919	8,127
6.01.02	Changes in Assets and Liabilities	-735,705	-683,257
6.01.02.01	Accounts Receivable	136,151	-2,927
6.01.02.02	Inventories	-172,648	-25,319
6.01.02.03	Recoverable Taxes	-46,968	-68,651
6.01.02.04	Other Assets	-63,674	-71,686
6.01.02.05	Related Parties	-387,424	-138,733
6.01.02.06	Judicial Deposits	-40,998	-10,872
6.01.02.07	Vendors	-173,162	-262,192
6.01.02.08	Payroll Charges	-49,074	-61,608
6.01.02.09	Taxes and Social Contributions Payable	31,430	-7,605
6.01.02.10	Contingencies	0	-7,492
6.01.02.11	Other Accounts Payable	30,662	-26,172
6.02	Net Cash from Investment Activities	47,020	-207,535
6.02.01	Capital Increase in Subsidiaries	211,880	-28,577
6.02.02	Acquisition of Property and Equipment	-167,309	-169,276
6.02.03	Increase in Intangible Assets	2,449	-10,460
6.02.04	Sale of Property and Equipment	0	778
6.03	Net Cash from Financing Activities	572,865	-51,293
6.03.01	Capital Increase / Decrease	0	3,311
6.03.02	Funding and Refinancing	951,100	0
6.03.03	Payments	-326,639	-18,446
6.03.04	Interest Paid	-51 ,571	-36,154
6.03.05	Payment of Dividends	-25	-4
6.05	Increase (Decrease) in Cash and Cash Equivalents	184,415	-659,926
6.05.01	Opening Balance of Cash and Cash Equivalents	1,757,576	1,928,437
6.05.02	Closing Balance of Cash and Cash Equivalents	1,941,991	1,268,511

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ITR –– Quarterly Financial Information - March 31, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO Version: 1

Individual Financial Statements / Statement of Changes in Shareholders’ Equity / DMPL – 01/01/2011 to 03/31/2011

R$ (in thousands)
			Capital Reserves,			Other
Code	Description	Paid-in	Options Granted and	Profit	Accumulated	Comprehensive	Shareholders’
		Capital	Treasury Shares	Reserves	Profit/Losses	Income	Equity
5.01	Opening Balances	5,579,259	463,148	1,056,182	0	0	7,098,589
5.03	Adjusted Opening Balance	5,579,259	463,148	1,056,182	0	0	7,098,589
5.04	Capital Transactions with Partners	527,175	-98,756	-421,500	0	0	6,919
5.04.03	Recognized Granted Options	0	6,919	0	0	0	6,919
5.04.08	Reserve Capitalization	527,175	-105,675	-421,500	0	0	0
5.05	Total Comprehensive Income	0	0	0	132,400	0	132,400
5.05.01	Net Income for the Period	0	0	0	132,400	0	132,400
5.06	Internal Changes of Shareholders’ Equity	0	0	-2,360	0	0	-2,360
5.06.04	Equity Valuation Adjustments	0	0	-2,360	0	0	-2,360
5.07	Closing Balances	6,106,434	364,392	632,322	132,400	0	7,235,548

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ITR –– Quarterly Financial Information - March 31, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO Version: 1

Individual Financial Statements / Statement of Changes in Shareholders’ Equity / DMPL – 01/01/2010 to 03/31/2010

R$ (in thousands)
			Capital Reserves,			Other
Code	Description	Paid-in	Options Granted and	Profit	Accumulated	Comprehensive	Shareholders’
		Capital	Treasury Shares	Reserves	Profit/Losses	Income	Equity
5.01	Opening Balances	5,374,751	647,232	602,237	0	0	6,624,220
5.03	Adjusted Opening Balance	5,374,751	647,232	602,237	0	0	6,624,220
5.04	Capital Transactions with Partners	3,311	7,484	4,040	0	0	14,835
5.04.03	Recorded Granted Options	0	7,484	0	0	0	7,484
5.04.04	Acquired Treasury Shares	0	0	4,040	0	0	4,040
5.04.08	Reserve Capitalization	3,311	0	0	0	0	3,311
5.05	Total Comprehensive Income	0	0	0	170,351	0	170,351
5.05.01	Net Income for the Period	0	0	0	170,351	0	170,351
5.07	Closing Balances	5,378,062	654,716	606,277	170,351	0	6,809,406

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ITR –– Quarterly Financial Information - March 31, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO Version: 1

Individual Financial Statements / Statement of Added Value

R$ (in thousands)
		Accrued in Current	Accrued in Previous
Code	Description	Year 01/01/2011 to	Year 01/01/2010 to
		03/31/2011	03/31/2010
7.01	Revenues	4,287,212	4,284,080
7.01.01	Sales of Goods, Products and Services	4,275,339	4,264,422
7.01.02	Other Revenues	15,554	21,422
7.01.04	Allowance for/Reversal of Doubtful Accounts	-3,681	-1,764
7.02	Input Acquired from Third Parties	-3,549,403	-3,460,031
7.02.01	Costs of Products, Goods and Services Sold	-3,201,397	-3,116,431
7.02.02	Materials, Energy, Outsourced Services and Other	-348,006	-343,600
7.03	Gross Added Value	737,809	824,049
7.04	Retention	-71,132	-64,664
7.04.01	Depreciation, Amortization and Depletion	-71,132	-64,664
7.05	Net Added Value Produced	666,677	759,385
7.06	Added Value Received in Transfers	114,700	119,951
	Equity in the Earnings of Subsidiaries and
		36,660	62,892
7.06.01	Associated Companies
7.06.02	Financial Income	78,040	57,059
7.07	Total Added Value to Distribute	781,377	879,336
7.08	Distribution of Added Value	781,377	879,336
7.08.01	Personnel	345,191	321,001
7.08.01.01	Direct Compensation	235,434	225,392
7.08.01.02	Benefits	81,606	70,360
	Government Severance Indemnity Fund for
		21 ,255	19,682
7.08.01.03	Employees (FGTS)
7.08.01.04	Other	6,896	5,567
7.08.02	Taxes, Fees and Contributions	18,966	189,090
7.08.02.01	Federal	18,418	103,320
7.08.02.02	State	-20,870	68,350
7.08.02.03	Municipal	21 ,418	17,420
7.08.03	Value Distributed to Providers of Capital	284,820	194,369
7.08.03.01	Interest	201,814	117,905
7.08.03.02	Rentals	83,006	76,464
7.08.04	Value Distributed to Shareholders	132,400	174,876

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ITR –– Quarterly Financial Information - March 31, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO Version: 1

Consolidated Financial Statements / Balance Sheet - Assets

R$ (in thousands)
		Current Quarter	Previous Year
Code	Description
		03/31/2011	12/31/2010
1	Total Assets	30,228,825	29,932,748
1.01	Current Assets	14,881,928	14,716,365
1.01.01	Cash and Cash Equivalents	3,587,926	3,817,994
1.01.02	Marketable Securities	367,229	608,002
1.01.02.01	Marketable Securities Evaluated at fair Value	367,229	608,002
1.01.02.01.01	Securities for Trading	367,229	608,002
1.01.03	Accounts Receivable	4,243,157	4,047,234
1.01.03.01	Customers	4,243,157	4,047,234
1.01.04	Inventories	4,848,072	4,823,768
1.01.06	Recoverable Taxes	1,100,986	888,355
1.01.06.01	Current Recoverable Taxes	1,100,986	888,355
1.01.07	Prepaid Expenses	681,590	436,985
1.01.08	Other Current Assets	52,968	94,027
1.01.08.03	Other	52,968	94,027
1.02	Noncurrent Assets	15,346,897	15,216,383
1.02.01	Long-Term Assets	3,358,109	3,398,483
1.02.01.02	Marketable Securities Evaluated at Amortized Cost	2,020	0
1.02.01.02.01	Securities Held to Maturity	2,020	0
1.02.01.03	Accounts Receivable	592,925	611,630
1.02.01.03.01	Customers	516,872	611,630
1.02.01.03.02	Other Accounts Receivable	76,053	0
1.02.01.06	Deferred Taxes	1,358,366	1,392,509
1.02.01.06.01	Deferred Income and Social Contribution Taxes	1,358,366	1,392,509
1.02.01.07	Prepaid Expenses	32,536	54,204
1.02.01.08	Receivables from Related Parties	143,269	176,241
1.02.01.08.04	Receivables from Other Related Parties	143,269	176,241
1.02.01.09	Other Noncurrent Assets	1,228,993	1,163,899
1.02.01.09.04	Recoverable Taxes	201 ,582	213,506
1.02.01.09.05	Deposits for Court Appeals	611,407	534,389
1.02.01.09.06	Option Fair Value - Bartira	416,004	416,004
1.02.02	Investments	228,859	232,540
1.02.02.01	Equity Interest	228,859	232,540
1.02.02.01.04	Other Equity Interest	228,859	0
1.02.03	Property and Equipment	6,861,785	6,703,595
1.02.03.01	In operation	6,003,683	5,708,306
1.02.03.02	Leased	335,906	294,347
1.02.03.03	In Progress	522,196	700,942
1.02.04	Intangible Assets	4,898,144	4,881,765
1.02.04.01	Intangible Assets	4,898,144	4,881,765

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ITR –– Quarterly Financial Information - March 31, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO Version: 1

Consolidated Financial Statements / Balance Sheet – Liabilities

R$ (in thousands)
		Current Quarter	Previous Year
Code	Description
		03/31/2011	12/31/2010
2	Total Liabilities	30,228,825	29,932,748
2.01	Current Liabilities	10,057,987	10,816,898
2.01.01	Payroll and Labor Liabilities	530,471	595,558
2.01.01.01	Payroll Liabilities	100,127	120,825
2.01.01.02	Labor Liabilities	430,344	474,733
2.01.02	Vendors	4,864,379	5,306,349
2.01.02.01	Local Vendors	4,781,558	5,190,645
2.01.02.02	Foreign Vendors	82,821	115,704
2.01.03	Tax Liabilities	358,375	353,894
2.01.03.01	Federal Tax Liabilities	358,375	353,894
2.01.03.01.02	Other (PIS, COFINS, IOF, INSS, Funrural)	358,375	353,894
2.01.04	Loans and Borrowings	3,432,539	2,977,505
2.01.04.01	Loans and Borrowings	2,868,608	2,392,363
2.01.04.01.01	In Local Currency	1,933,838	1,935,028
2.01.04.01.02	In Foreign Currency	934,770	457,335
2.01.04.02	Debentures	505,436	520,675
2.01.04.03	Financing by Leasing	58,495	64,467
2.01.05	Other Liabilities	872,223	1,583,592
2.01.05.01	Liabilities with Related Parties	19,909	274,291
2.01.05.01.04	Debts with Other Related Parties	19,909	274,291
2.01.05.02	Other	852,314	1,309,301
2.01.05.02.01	Dividends and Interest on Equity Payable	116,262	116,287
2.01.05.02.04	Public Utilities	6,095	5,383
2.01.05.02.05	Rent	67,969	68,226
2.01.05.02.06	Advertising	38,329	33,614
2.01.05.02.07	Onlending to Third Parties	139,558	201,224
2.01.05.02.08	Financing by Purchase of Assets	14,211	14,211
2.01.05.02.09	Other Accounts Payable	407,040	682,162
2.01.05.02.10	Companies Acquisitions	62,850	188,194
2.02	Noncurrent Liabilities	10,463,224	9,532,080
2.02.01	Loans and Borrowings	6,123,194	5,591,936
2.02.01.01	Loans and Borrowings	4,582,515	4,423,366
2.02.01.01.01	In Local Currency	4,130,829	3,742,950
2.02.01.01.02	In Foreign Currency	451 ,686	680,416
2.02.01.02	Debentures	1,450,999	1,067,472
2.02.01.03	Financing by Leasing	89,680	101,098
2.02.02	Other Liabilities	1,657,854	1,376,788
2.02.02.02	Other	1,657,854	1,376,788
2.02.02.02.03	Taxes Paid by Installments	1,401,143	1,376,788
2.02.02.02.04	Other Accounts Payable	32,199	0
2.02.02.02.05	Companies Acquisitions	224,512	0
2.02.03	Deferred Taxes	1,312,818	1,325,333
2.02.03.01	Deferred Income and Social Contribution Taxes	1,312,818	1,325,333
2.02.04	Provisions	675,517	697,806
2.02.04.01	Tax, Social Security, Labor and Civil Provisions	675,517	697,806
2.02.04.01.01	Tax Provisions	174,001	161,491
2.02.04.01.02	Social Security and Labor Provisions	113,162	108,843
2.02.04.01.03	Provisions for Employee Benefits	58,688	52,857

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ITR –– Quarterly Financial Information - March 31, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO Version: 1

Individual Financial Statements / Balance Sheet – Liabilities

R$ (in thousands)
		Current Quarter	Previous Year
Code	Description
		03/31/2011	12/31/2010
2.02.04.01.04	Civil Provisions	329.666	374.615
2.02.06	Backlog Revenues	693.841	540.2 17
2.02.06.02	Backlog Profit and Revenues	693.841	540.2 17
2.03	Consolidated Shareholders’ Equity	9.707.614	9.583.770
2.03.01	Paid-in Capital Stock	6.106.434	5.579.259
2.03.02	Capital Reserves	364.392	463.148
2.03.02.02	Special Goodwill Reserve in Merger	238.930	344.605
2.03.02.04	Granted Options	118.064	111.145
2.03.02.07	Capital Reserve	7.398	7.398
2.03.04	Profit Reserves	720.197	1.141.697
2.03.04.01	Legal Reserve	212.339	212.339
2.03.04.05	Profit Retention Reserve	44.605	86.755
2.03.04.10	Expansion Reserve	463.253	842.603
2.03.05	Retained Earnings/ Accumulated Losses	-167.513	-299.913
2.03.06	Equity Valuation Adjustments	212.037	214.398
2.03.09	Non-Controlling Interest	2.472.067	2.485.181

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ITR –– Quarterly Financial Information - March 31, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO Version: 1

Consolidated Financial Statements / Statement of Income

R$ (in thousands)
		Accrued in Current	Accrued in Previous
Code	Description	Year 01/01/2011 to	Year 01/01/2010 to
		03/31/2011	03/31/2010
3.01	Gross Revenue from Goods and/or Services	10,868,794	6,972,793
3.02	Cost of Goods Sold and/or Services Sold	-8,020,396	-5,301,738
3.03	Gross Income	2,848,398	1,671,055
3.04	Operating Income/Expenses	-2,425,217	-1,342,791
3.04.01	Selling Expenses	-1,887,504	-1,012,729
3.04.02	General and Administrative Expenses	-378,078	-232,026
3.04.04	Other Operating Income	2,354	26,983
3.04.04.01	Income with Permanent Assets	486	-341
3.04.04.02	Other Operating Income	1,834	27,324
3.04.04.03	Noncurrent Income	34	0
3.04.05	Other Operating Expenses	-172,536	-147,223
3.04.05.01	Depreciation / Amortization	-158,151	-110,598
3.04.05.02	Other Operating Expenses	-14,385	-36,625
	Equity in the Earnings of Subsidiaries and
3.04.06	Associated Companies	10,547	22,204
3.05	Income before Financial Income and Taxes	423,181	328,264
3.06	Financial Result	-325,725	-101,240
3.06.01	Financial Income	133,372	77,617
3.06.02	Financial Expenses	-459,097	-178,857
3.07	Income before Taxes on Income	97,456	227,024
3.08	Income and Social Contribution Taxes on Income	13,394	-56,673
3.08.01	Current	-18,159	-7,964
3.08.02	Deferred	31,553	-48,709
3.09	Net Income from Continued Operations	110,850	170,351
3.11	Consolidated Net Income/Loss for the Period	110,850	170,351
3.11.01	Attributed to Partners of Parent Company	132,400	174,876
3.11.02	Attributed to Non-Controlling Shareholders	-21,550	-4,525
3.99	Earnings per Share - (Reais / Share)

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ITR –– Quarterly Financial Information - March 31, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO Version: 1

Individual Financial Statements / Statement of Comprehensive Income

R$ (in thousands)
		Accrued in Current	Accrued in Previous
Code	Description	Year 01/01/2011 to	Year 01/01/2010 to
		03/31/2011	03/31/2010
4.01	Net Income/Loss for the Period	132,400	174,876
4.03	Comprehensive Income for the Period	132,400	174,876
4.03.01	Attributed to Partners of Parent Company	110,850	170,351
4.03.02	Attributed to Non-Controlling Shareholders	21,550	4,525

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ITR –– Quarterly Financial Information - March 31, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO Version: 1

Consolidated Financial Statements / Statement of Cash Flows – Indirect Method

R$ (in thousands)
		Accrued in Current	Accrued in Previous
Code	Description	Year 01/01/2011 to	Year 01/01/2010 to
		03/31/2011	03/31/2010
6.01	Net Cash from Operating Activities	-1.454.446	-562.479
6.01.01	Cash Generated in the Operations	513.096	466.658
6.01.01.01	Net Income for the Year	132.400	174.876
6.01.01.02	Deferred Income Tax	-31 .553	48.709
6.01.01.03	Income from Disposed Permanent Assets	7.089	-2.330
6.01.01.04	Depreciation / Amortization	158.151	110.598
6.01.01.05	Interest and Exchange Variation	264.227	101.695
6.01.01.06	Adjustment to Present Value	-4.216	0
	Equity in the Earnings of Subsidiaries and
6.01.01.07	Associated Companies	-10.547	-22.204
6.01.01.08	Provision for Contingencies	26.712	51.712
	Provision for Write-offs and Losses in Property and
6.01.01.09	Equipment	-698	0
6.01.01.10	Share-Based Payment	-6.919	8.127
6.01.01.11	Minority Interest	-21 .550	-4.525
6.01.02	Changes in Assets and Liabilities	-1.967.542	-1.029.137
6.01.02.01	Accounts Receivable	-420.350	25.336
6.01.02.02	Inventories	-20.088	-35.836
6.01.02.03	Recoverable Taxes	-193.699	-103.527
6.01.02.04	Other Assets	-196.190	-102.229
6.01.02.05	Related Parties	-13.510	-11.144
6.01.02.06	Judicial Deposits	-117.510	-21.336
6.01.02.07	Vendors	-692.873	-602.377
6.01.02.08	Payroll Charges	-65.087	-103.726
6.01.02.09	Taxes and Social Contributions Payable	41.037	-46.368
6.01.02.10	Contingencies	-6.575	-48.897
6.01.02.11	Other Accounts Payable	84.532	20.967
6.01.02.12	Marketable Securities	-367.229	0
6.02	Net Cash from Investment Activities	-264.107	-263.403
6.02.01	Companies Acquisitions	0	-28.546
6.02.02	Capital Increase in Subsidiaries	82.008	0
6.02.03	Acquisition of Property and Equipment	-286.664	-222.385
6.02.04	Increase in Intangible Assets	-59.451	-13.654
6.02.05	Sale of Property and Equipment	0	1.182
6.03	Net Cash from Financing Activities	880.483	289.315
6.03.01	Capital Increase/Decrease	0	3.311
6.03.02	Funding and Refinancing	2.127.086	386.137
6.03.03	Payments	-1.188.862	-62.167
6.03.04	Interest Paid	-57.716	-37.962
6.03.05	Payment of Dividends	-25	-4
6.05	Increase (Decrease) in Cash and Cash Equivalents	-838.070	-536.567
6.05.01	Opening Balance of Cash and Cash Equivalents	4.425.996	2.344.200
6.05.02	Closing Balance of Cash and Cash Equivalents	3.587.926	1.807.633

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ITR –– Quarterly Financial Information - March 31, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO Version: 1

Individual Financial Statements / Statement of Changes in Shareholders’ Equity / DMPL – 01/01/2011 to 03/31/2011

R$ (in thousands)
		Paid-in Capital	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Accumulated Profit/Losses	Other Comprehensive Income	Shareholders’ Equity	Non-Controlling Interest	Consolidated Shareholders’ Equity
Code	Description
5.01	Opening Balances	5,579,259	463,148	1,056,182	0	0	7,098,589	2,485,181	9,583,770
5.03	Adjusted Opening Balance	5,579,259	463,148	1,056,182	0	0	7,098,589	2,485,181	9,583,770
5.04	Capital Transactions with Partners	527,175	-98,756	-421,500	0	0	6,919	0	6,919
5.04.03	Recognized Granted Options	0	6,919	0	0	0	6,919	0	6,919
5.04.08	Reserve Capitalization	527,175	-105,675	-421,500	0	0	0	0	0
5.05	Total Comprehensive Income	0	0	0	132,400	0	132,400	-21,550	110,850
5.05.01	Net Income for the Period	0	0	0	132,400	0	132,400	-21,550	110,850
5.06	Internal Changes of Shareholders’ Equity	0	0	-2,360	0	0	-2,360	8,436	6,076
5.06.04	Equity Valuation Adjustments	0	0	-2,360	0	0	-2,360	0	-2,360
5.06.07	Non-Controlling Interest	0	0	0	0	0	0	8,436	8,436
5.07	Closing Balances	6,106,434	364,392	632,322	132,400	0	7,235,548	2,472,067	9,707,615

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ITR –– Quarterly Financial Information - March 31, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO Version: 1

Individual Financial Statements / Statement of Changes in Shareholders’ Equity / DMPL – 01/01/2010 to 03/31/2010

R$ (in thousands)
Code	Description	Paid-in Capital	Capital Reserves,Options Granted and Treasury Shares	Profit Reserves	Accumulated Profit/Losses	Other Comprehensive Income	Shareholders’ Equity	Minority Interest	Consolidated Shareholders’Equity
5.01	Opening Balances	5,374,751	647,232	602,237	0	0	6,624,220	32,505	6,656,725
5.03	Adjusted Opening Balance	5,374,751	647,232	602,237	0	0	6,624,220	32,505	6,656,725
5.04	Capital Transactions with Partners	3,311	7,484	4,040	0	0	14,835	-31 ,357	-16,522
5.04.03	Recognized Granted Options	0	7,484	0	0	0	7,484	0	7,484
5.04.04	Acquired Treasury Shares	0	0	4,040	0	0	4,040	0	4,040
5.04.08	Reserve Capitalization	3,311	0	0	0	0	3,311	0	3,311
5.04.09	Non-Controlling Interest	0	0	0	0	0	0	-31,357	-31,357
5.05	Total Comprehensive Income	0	0	0	170,351	0	170,351	4,525	174,876
5.05.01	Net Income for the Period	0	0	0	170,351	0	170,351	4,525	174,876
5.07	Closing Balances	5,378,062	654,716	606,277	170,351	0	6,809,406	5,673	6,815,079

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ITR –– Quarterly Financial Information - March 31, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO Version: 1

Consolidated Financial Statements / Statement of Value Added
R$ (in thousands)
		Accrued in Current	Accrued in Previous
Code	Description	Year 01/01/2011 to	Year 01/01/2010 to
		03/31/2011	03/31/2010
7.01	Revenues	12,361,134	7,833,180
7.01.01	Sales of Goods, Products and Services	12,373,212	7,784,930
7.01.02	Other Revenues	27,167	56,341
7.01.04	Allowance for/Reversal of Doubtful Accounts	-39,245	-8,091
7.02	Input Acquired from Third Parties	-9,463,606	-6,364,257
7.02.01	Costs of Products, Goods and Services Sold	-8,320,901	-5,776,2 18
7.02.02	Materials, Energy, Outsourced Services and Other	-1,142,705	-588,039
7.03	Gross Added Value	2,897,528	1,468,923
7.04	Retention	-164,122	-110,598
7.04.01	Depreciation, Amortization and Depletion	-164,122	-110,598
7.05	Net Added Value Produced	2,733,406	1,358,325
7.06	Added Value Received in Transfers	143,919	99,82 1
	Equity in the Earnings of Subsidiaries and
7.06.01	Associated Companies	10,547	22,204
7.06.02	Financial Income	133,372	77,617
7.07	Total Added Value to Distribute	2,877,325	1,458,146
7.08	Distribution of Added Value	2,877,325	1,458,146
7.08.01	Personnel	1,197,559	523,811
7.08.01.01	Direct Compensation	916,697	378,380
7.08.01.02	Benefits	180,329	106,171
	Government Severance Indemnity Fund for
7.08.01.03	Employees (FGTS)	88,440	31,967
7.08.01.04	Other	12,093	7,293
7.08.01.04.01	Interest	12,093	7,293
7.08.02	Taxes, Fees and Contributions	842,954	423,190
7.08.02.01	Federal	310,262	241,988
7.08.02.02	State	484,646	147,021
7.08.02.03	Municipal	48,046	34,181
7.08.03	Value Distributed to Providers of Capital	725,962	340,794
7.08.03.01	Interest	459,097	178,857
7.08.03.02	Rentals	266,865	161,937
7.08.04	Value Distributed to Shareholders	-21,550	-4,525
7.08.04.04	Non-Controlling Interest in Retained Earnings	-21,550	-4,525
7.08.05	Other	132,400	174,876
7.08.05.01	Company’s Shareholders	132,400	174,876

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ITR –– Quarterly Financial Information - March 31, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

1. Corporate information

Companhia Brasileira de Distribuição, directly or through its subsidiaries ("Company" or “GPA”) operates in the food retailer, clothing, home appliances and other products segment through its chain of hypermarkets, supermarkets, specialized and department stores principally under the trade names "Pão de Açúcar", "Comprebem", "Extra", "Extra Eletro", “Extra Perto”, “Extra Fácil”, “Sendas”, “Assai”, “Ponto Frio,” “Casas Bahia," “Casas Bahia.com,” “Extra.com” and “Ponto Frio.Com”. The registered office is located at São Paulo, SP, Brazil.

Founded in 1948, the Company has 143,931 employees, 1,592 stores in 20 Brazilian states and the Federal District and a logistics infrastructure comprised of 28 warehouses located in seven states as of December 31, 2010.

The Company’s shares are traded on the Level 1 Corporate Governance segment of the São Paulo Stock Exchange and its shares are listed at the São Paulo and New York Stock Exchanges (ADR level III).

The Diniz Group and the Casino Group share the Company’s control through their ownership of the holding company named Wilkes Participações S.A., pursuant to an agreement entered into in May 2005.

2. Basis of preparation

The quarterly financial statements of the parent company and consolidated have been prepared on a historical cost basis, except for the derivative financial instruments, which have been measured at fair value.

The interim financial statements are presented in Brazilian Reais.

Items included in the quarterly financial statements of the parent company and consolidated each of the Company’s subsidiaries are measured using the currency of the primary economic environment in which the subsidiary operates (“the functional currency”). The quarterly financial statements of the parent company and consolidated are presented in Brazilian Real, which is the functional and reporting currency of the Company and its subsidiaries.

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ITR –– Quarterly Financial Information - March 31, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

2. Basis for preparation (Continued)

The quarterly financial information of the parent company and consolidated were prepared based on the historical cost, except for the derivative financial instruments, which were measured by fair value.

The consolidated quarterly financial information has been presented in Brazilian Reais.

The items included in the quarterly financial information of the parent company and each one of the Company’s subsidiaries were measured by adopting the currency of the main economic scenario where the subsidiary operates (“functional currency”). The quarterly financial information of the parent company and consolidated has been presented in reais, which is the functional and reporting currency of the Company and its subsidiaries.

The quarterly financial information for the three-month period ended March 31, 2011 were approved by the Board of Directors on May 12, 2011.

The consolidated quarterly financial information was prepared and has been presented according to the technical pronouncement CPC 21 Interim Financial Statements and pursuant to the international standard IAS 34, observing the provisions contained in the Official Circular Letter – CVM/SNC/SEP 003/2011 of April 28, 2011.

In the individual quarterly financial information, the investments in subsidiary are evaluated by the equity method, while for the purposes of international accounting standards issued by IASB, these would be evaluated by cost or fair value.

However, there are no differences between shareholders’ equity and consolidated result reported by the Company, shareholders’ equity and results of controlling entity in its individual quarterly financial information. Therefore, the Company’s consolidated interim financial statements and the individual interim financial statements of the parent company have been reported side by side in a single set of financial statements.

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ITR –– Quarterly Financial Information - March 31, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

3. Basis for consolidation

a) Subsidiaries

The consolidated interim financial statements include the interim financial statements of all subsidiaries over which the parent company exercises control either directly or indirectly.

Subsidiaries are all entities (including special purpose entities) over which the Company has the power to govern the financial and operating policies and generally holds shares of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Company obtains control. They are de-consolidated from the date that control ceases.

The interim financial statements of the subsidiaries are prepared on the same closing date as those of the parent company, using consistent accounting policies. All intragroup balances, income and expenses, unrealized gains and losses and dividends resulting from intra-group transactions are eliminated in full.

Gains or losses resulting from changes in equity interest in subsidiaries, not resulting in loss of control are directly recorded in shareholders’ equity.

Losses are attributed to the non-controlling interest, even if it results in a deficit balance.

The primary direct or indirect subsidiaries, included in the consolidation and the percentage of the company’s interest comprise:

Novasoc

Although the Company’s interest in Novasoc Comercial Ltda. ("Novasoc") represents 10% of its shares, Novasoc is included in the consolidated interim financial statements as the Company controls 99.98% of the entity’s voting rights, pursuant to the shareholders’ agreement. Moreover, under the Bylaws of Novasoc, the appropriation of its net income does not need to be proportional to the shares of interest held in the company.

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ITR –– Quarterly Financial Information - March 31, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

3. Basis for consolidation - Continued

a) Subsidiaries (continued)

PAFIDC and Globex FIDC

The Company consolidates the interim financial statements of Pão de Açúcar Fundo de Investimentos em Direitos Creditórios (“PAFIDC”) and Globex Fundo de Investimentos em Direitos Creditórios (“Globex FIDC”), special purpose entities organized with the exclusive purpose of conducting the securitization of receivables of the Company and its subsidiaries. The consolidation is justified by the fact that most of the risks and benefits related to the fund are linked to subordinated shares owned by the Company and its subsidiaries.

3. Basis for consolidation - Continued

a) Subsidiaries (continued)

Globex

The Company consolidates the interim financial statements of Globex, a subsidiary that concentrates the Group’s electric and electronic products, operating under the banners “Ponto Frio”, “Extra-Eletro”, and as of November 2010, “Casas Bahia”.

Sendas

The Company indirectly holds 100% of Sendas Distribuidora’s capital, its wholly-owned subsidiary, which operates in retail trade and cash-and-carry segments, mainly in the State of Rio de Janeiro. For further information on the acquisition of non-controlling interest, see Note 15 (a).

Page 23 of111

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ITR –– Quarterly Financial Information - March 31, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

3. Basis for consolidation - Continued

a) Subsidiaries (continued)

						Interest in investees - % - at March 31, 2011
Holdings	CBD	Novasoc	Sé	Barcelona	CBD Holland	Sendas Distribuidora	Bellamar	ECQD	Lake Niassa	Globex	Nova Casa Bahia	PontoFrio.com	PontoCred	Ponto Frio Adm

SUBSIDIARIES:
Novasoc	10,00	-	-	-	-	-	-	-	-	-	-	-	-	-
Sé	93,10	6,90	-	-	-	-	-	-	-	-	-	-	-	-
Sendas Distribuidora	18,33	-	50,50	29,17	-	-	-	-	-	-	-	-	-	-
PAFIDC	9,58	0,75	0,37	-	-	-	-	-	-	-	-	-	-	-
P.A Publicidade	99,99	-	-	-	-	-	-	-	-	-	-	-	-	-
Barcelona		- -	100,00	-	-	-	-	-	-	-	-	-	-	-
CBD Holland	100,00	-	-	-	-	-	-	-	-	-	-	-	-	-
CBD Panamá		- -	-	-	100,00	-	-	-	-	-	-	-	-	-
Xantocarpa		- -	-	-	-	100,00	-	-	-	-	-	-	-	-
Vedra	99,99	-	-	-	-	-	-	-	-	-	-	-	-	-
Bellamar	0,01	-	99,99	-	-	-	-	-	-	-	-	-	-	-
Vancouver	100,00	-	-	-	-	-	-	-	-	-	-	-	-	-
Dallas	99,99	-	-	-	-	-	-	-	-	-	-	-	-	-
Bruxellas	99,99	-	-	-	-	-	-	-	-	-	-	-	-	-
Monte Tardelli	99,00	-	-	-	-	-	-	-	-	-	-	-	-	-
GPA 1	99,99	-	-	-	-	-	-	-	-	-	-	-	-	-
GPA 2	99,99	-	-	-	-	-	-	-	-	-	-	-	-	-
GPA 4	99,00	-	-	-	-	-	-	-	-	-	-	-	-	-
GPA 5	99,00	-	-	-	-	-	-	-	-	-	-	-	-	-
GPA 6	99,99	-	-	-	-	-	-	-	-	-	-	-	-	-
ECQD	100,00	-	-	-	-	-	-	-	-	-	-	-	-	-
API SPE Imobiliarios	100,00	-	-	-	-	-	-	-	-	-	-	-	-	-
Lake Niassa		- -	-	-	-	-	-	-	-	99,99	-	-	0,01	-
Globex Utilidades	52,41	-	-	-	-	-	-	-	-	-	-	-	-	-
Globex Adm.e Serviços
Ltda		- -	-	-	-	-	-	-	-	99,99	-	-	-	0,01
Globex - FIDC		- -	-	-	-	-	-	-	-	13,70	-	-	-	-
Nova Casa Bahia S.A.		- -	-	-	-	-	-	-	-	100,00	-	-	-	-
Ponto Frio Adm.e Import.
de Bens Ltda		- -	-	-	-	-	-	-	-	99,99	-	-	-	-
Rio Expresso Comércio
Atacadista Eletro Ltda		- -	-	-	-	-	-	-	-	100,00	-	-	-	-
Globex Adm.de consórcio
Ltda		- -	-	-	-	-	-	-	-	99,99	-	-	0,01	-
Pontocred Negócios de
Varejo Ltda.		- -	-	-	-	-	-	-	-	99,50	-	-	-	0,50
Nova Extra Eletro	0,01	-	-	-	-	-	-	-	-	99,99	-	-	-
PontoFrio.Com Comércio
Eletrônico S.A.	39,05	-	-	-	-	-	-	4,85	-	50,10	-	-	-	-
E - HUB Consult.Particip.e
Com. S.A.		- -	-	-	-	-	-	-	-	-	-	100,00	-	-

ASSOCIATED COMPANIES:
Financeira Itaú CBD - FIC		- -	-	-	-	-	35,76	-	14,24	-	-	-	-	-
GPA - FIDC	9.47%	0.74%	0.37%	-	-	-	-	-	-	-	-	-	-	-
Industria de Móveis									-	-	-	-	-	-
Bartira Ltda		- -	-	-	-	-	-	-	-	-	25,00	-	-	-
Banco Investcred Unibanco		- -	-	-	-	-	-	-	50,00	-	-	-	-	-

Page 24 of111

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ITR –– Quarterly Financial Information - March 31, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

3. Basis for consolidation - Continued a) Subsidiaries (continued)

						Interest in investees - % - at December 31, 2010
Holdings	CBD	Novasoc	Sé	Barcelona	CBD Holland	Sendas Distribuidora	Bellamar	ECQD	Lake Niassa	Globex	Nova Casa Bahia	PontoFrio.com	PontoCred	Ponto Frio Adm
SUBSIDIÁRIAS :
Novasoc	10,00	-	-	-	-	-	-	-	-	-	-	-	-	-
Sé	93,10	6,90	-	-	-	-	-	-	-	-	-	-	-	-
Sendas Distribuidora	14,86	-	42,57	-	-	-	-	-	-	-	-	-	-	-
PAFIDC	9,58	0,75	0,37	-	-	-	-	-	-	-	-	-	-	-
P.A Publicidade	99,99	-	-	-	-	-	-	-	-	-	-	-	-	-
Barcelona		- -	100,00	-	-	-	-	-	-	-	-	-	-	-
CBD Holland	100,00	-	-	-	-	-	-	-	-	-	-	-	-	-
CBD Panamá		- -	-	-	100,00	-	-	-	-	-	-	-	-	-
Xantocarpa		- -	-	-	-	100,00	-	-	-	-	-	-	-	-
Vedra	99,99	-	-	-	-	-	-	-	-	-	-	-	-	-
Bellamar	0,01	-	99,99	-	-	-	-	-	-	-	-	-	-	-
Vancouver	100,00	-	-	-	-	-	-	-	-	-	-	-	-	-
Dallas	99,99	-	-	-	-	-	-	-	-	-	-	-	-	-
Bruxellas	99,99	-	-	-	-	-	-	-	-	-	-	-	-	-
Monte Tardelli	99,00	-	-	-	-	-	-	-	-	-	-	-	-	-
GPA 1	99,99	-	-	-	-	-	-	-	-	-	-	-	-	-
GPA 2	99,99	-	-	-	-	-	-	-	-	-	-	-	-	-
GPA 4	99,00	-	-	-	-	-	-	-	-	-	-	-	-	-
GPA 5	99,00	-	-	-	-	-	-	-	-	-	-	-	-	-
GPA 6	99,99	-	-	-	-	-	-	-	-	-	-	-	-	-
ECQD	100,00	-	-	-	-	-	-	-	-	-	-	-	-	-
API SPE Imobiliarios	100,00	-	-	-	-	-	-	-	-	-	-	-	-	-
Lake Niassa		- -	-	-	-	-	-	-	-	99,99	-	-	0,01	-
Globex Utilidades	52,41	-	-	-	-	-	-	-	-	-	-	-	-	-
Globex Adm.e Serviços		- -	-	-	-	-	-	-	-	-	-	-	-	-
Ltda		- -	-	-	-	-	-	-	-	99,99	-	-	-	0,01
Globex - FIDC		- -	-	-	-	-	-	-	-	13,70	-	-	-	-
Nova Casa Bahia S.A.		- -	-	-	-	-	-	-	-	100,00	-	-	-	-
Ponto Frio Adm.e Import.		- -	-	-	-	-	-	-	-
de Bens Ltda		- -	-	-	-	-	-	-	-	99,99	-	-	-	-
Rio Expresso Comércio		- -	-	-	-	-	-	-	-
Atacadista Eletro Ltda		- -	-	-	-	-	-	-	-	100,00	-	-	-	-
Globex Adm.de consórcio		- -	-	-	-	-	-	-	-
Ltda		- -	-	-	-	-	-	-	-	99,99	-	-	0,01	-
Pontocred Negócios de
varejo Ltda.		- -	-	-	-	-	-	-	-	99,5	-	-	-	0,5
Nova Extra Eletro	0,01	-	-	-	-	-	-	-	-	99,99	-	-	-
PontoFrio.Com Comércio
Eletrônico S.A.	39,05	-	-	-	-	-	-	4,85	-	50,10	-	-	-	-
E - HUB Consult.Particip.e
Com. S.A.		- -	-	-	-	-	-	-	-	-	-	100,00	-	-

ASSOCIATED COMPANIES:
Financeira Itaú CBD - FIC		- -	-	-	-	-	35,76	-	14,24	-	-	-	-	-
GPA - FIDC
Industria de Móveis
Bartira Ltda		- -	-	-	-	-	-	-	-	-	25,00	-	-	-
Banco Investcred Unibanco		- -	-	-	-	-	-	-	50,00	-	-	-	-	-

Page 25 of111

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ITR –– Quarterly Financial Information - March 31, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

3. Basis for consolidation - Continued

b) Associates – BINV and FIC

The Company’s investments in its associates (FIC – Financeira Itaú CBD and BINV –Banco Investcred, both are the entities that finance sales directly to GPA customers, and are result of an association between Banco Itaú Unibanco with GPA and Globex) are accounted for using the equity method. An associate is an entity in which the Company has significant influence, but not the control.

Prevailing decisions related to the operational and financial management of FIC and BINV lies with Banco Itaú – Unibanco S.A. (Itaú-Unibanco). Therefore, the Company poses material influence on its investments and recognized them by the equity accounting method.

Under the equity method, the investment in the associate is carried in the statement also reflecting changes in the Company’s share of net assets of the associate following the acquisition. Goodwill relating to the associate is included in the carrying amount of the investment and is neither amortized nor individually tested for impairment.

The income statement reflects the share of the results of operations of the associate. Where there has been a change recognized directly in the shareholders’ equity of the associate, the Company recognizes its share of any changes and discloses this, when applicable, in the statement of changes in shareholders’ equity. Unrealized gains and losses resulting from transactions between the Company and the associate are eliminated to the extent of the interest in the associate.

The share of profit of associates is shown on the face of the income statement as equity pickup results, corresponding to the profit attributable to equity holders of the associate and therefore is profit after tax and non-controlling interests in the subsidiaries of the associates. The interim financial statements of the associates are prepared for the same closing date as the parent company. Where necessary, adjustments are made to bring the accounting policies in line with those of the Company.

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ITR –– Quarterly Financial Information - March 31, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

3. Basis for consolidation - Continued

b) Associates – BINV and FIC (continued)

After application of the equity method, the Company determines whether it is necessary to recognize an additional loss due to non-recoverability on the Company’s investment in its associates. The Company determines at each balance date whether there is any evidence that the investment in the associate will not be recoverable. If applicable, the Company calculates the impairment amount as the difference between the investment recoverable value of the associate and its carrying amount and recognizes the loss in the income statement.

Upon loss of significant influence over the associate, the Company measures and recognizes any remaining investment at its cost. Any difference between the carrying amount of the associate upon loss of significant influence and the fair value of the remaining investment and proceeds from write-off are recognized in the income for the period.

c) Participation in joint venture – Bartira

The Company maintains a joint venture with a jointly-owned subsidiary named Indústria de Móveis Bartira Ltda. (“Bartira”), in which the participants (GPA through Nova Casa Bahia S.A. (“NCB”), with 25% and Klein family with 75%) have an agreement setting forth the joint control over the entity’s economic activities.

The agreement requires the unanimous resolution of participants in the financial and operational decision-making process. The Company recognizes its interest in the joint venture using the proportional consolidation method. In addition, it combines the proportional amount of each asset, liabilities, income and expenses of joint venture with similar items– line by line – in its consolidated interim financial statements. The joint venture interim financial statements are prepared for the same period adopted by the Company. Adjustments are made when necessary in order to be in line with the accounting practices.

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ITR –– Quarterly Financial Information - March 31, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

4. Main accounting practices

a) Financial instruments

Financial instruments are recognized as of the date on which the Company enters into the contract. When recognized, these are recorded at their fair value plus the transaction costs that are directly attributable to their acquisition or issuance. Their subsequent measurement occurs every balance sheet date according to the rules established for each type of financial asset and liability.

(i) Financial assets

Initial recognition and measurement

Financial assets within the scope of CPC 38 (IAS 39) are classified as financial assets measured at their fair value through income statement, loan receivables, held to maturity investments or as derivatives designated as hedge instruments in an effective hedge, as appropriate.

The Company determines the classification of its financial assets at initial recognition.

All financial assets are recognized initially at fair value, and in the case of investments not at fair value through income statement, plus directly attributable transaction costs.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (negotiations under regular conditions) are recognized on the trade date, i.e., the date that the Company commits to purchase or sell the asset.

The Company’s financial assets include cash and cash equivalents, trade and other receivables, related party receivables and judicial deposits. The Company does not have any available-for-sale investments as of March 31, 2011 and December 31, 2010.

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ITR –– Quarterly Financial Information - March 31, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

4. Main accounting practices - Continued

a) Financial instruments (continued)

(i) Financial assets (continued)

Subsequent measurement

Assets are classified among categories mentioned below, according to the purpose to which they were acquired or issued:

  Financial assets measured at fair value through income statement: these financial assets are measured at their fair value at each balance sheet date. Interest rates, monetary restatement, exchange variation and variations deriving from the valuation at fair value are recognized in the income statement when incurred as financial revenues or expenses. These financial assets are classified as available-for-sale if they are acquired for the purpose of selling or repurchasing in the near term. This category includes derivative financial instruments entered into by the Company that are not designated as hedge instruments, as defined by CPC 38 (IAS 39).
  Derivatives, including embedded derivatives, are also classified in this group, unless they are designated as effective hedge instruments. Financial assets measured by fair value through income statement are recorded at fair value with changes recognized in financial income or financial expense. The Company has not designated any financial assets upon initial recognition as at fair value through income statement other than derivatives and cash and cash equivalents.

  Loans granted and receivables: these are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After the initial recognition, these are measured using amortized cost through the effective interest rate method. Interest income, monetary restatement, exchange variation, less impairment losses, where applicable, are recognized in the income statement when incurred as financial income or expenses.

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ITR –– Quarterly Financial Information - March 31, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

4. Main accounting practices - Continued

a) Financial instruments (continued)

(i) Financial assets (continued) Derecognition of financial assets

A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognized when:

  The rights to receive cash flows from the asset have expired;

  The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full to a third party under a “pass-through” arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognized to the extent of the Company’s continuing involvement in the asset.

In that case, the Company also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations retained by the Company.

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ITR –– Quarterly Financial Information - March 31, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

4. Main accounting practices - Continued

a) Financial instruments (continued)

(i) Financial assets (continued)

Derecognition of financial assets (continued)

On the balance sheets dates, the Company verifies if there is any sign of impairment of an asset or group of financial assets. The impairment of an asset or group of financial assets is only considered if there are objective pieces of evidence resulting from one or more events occurred after the asset initial recognition (“loss event”), and if said event affects the estimated future cash flows of asset or group of financial assets, which can be safely estimated. The evidence of impairment may include signs that debtors (or group of debtors) are going through relevant financial constraints, moratorium or default in the amortization of interest or principal, probability of filing for bankruptcy or another type of financial reorganization and when these data point a measurable drop in future cash flows, such as, default interest variations or economic conditions related to defaults.

Held-to-maturity financial assets

Referring to the held-to-maturity financial assets, the Company firstly verifies if there is objective evidence of impairment individually for the financial assets which are individually relevant or collectively for the assets, which individually, are not relevant. If the Company determines the non-existence of objective evidence of impairment of a financial asset evaluated on an individual basis, whether or not this loss is material, the Company classifies it into a group of financial assets with similar credit risk characteristics, which are evaluated collectively. The assets evaluated on an individual basis as to impairment or to which the impairment is (or still is) recognized are not included in the loss collective evaluation.

In the event of objective evidence of impairment, the corresponding loss amount is calculated as the difference between the carrying amount of assets and the present value of estimated cash flows (excluding estimated credit losses and not incurred yet). The present value of estimated cash flows is discounted at the financial assets original interest rate. If a financial asset bears variable interest rates, the discount to measure eventual impairment will be the interest rate effective at the present date.

Page 31 of111

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ITR –– Quarterly Financial Information - March 31, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

4. Main accounting practices - Continued

a) Financial instruments (continued)

(i) Financial assets (continued)

Held-to-maturity financial assets (continued)

The asset’s carrying amount of the asset is reduced through an allowance account and the amount of the loss is recognized in the income statement. The financial revenue is still accumulated over the carrying amount less the interest rate used to discount the future cash flows in order to measure the impairment. In addition, the interest income is recorded as part of the financial result in the income statement. Loans and receivables, together with respective provisions, are written off when there is no real prospect of future recovery and all guarantees have been realized or transferred to the Company.

If in the subsequent year, the amount of estimated loss of recoverable value suffers any variation due to an event occurred after its recognition, an adjustment is made in the allowance account. If a future write-off is later recovered, it is credited to financial expenses in the income statement.

Trade accounts receivable

Trade accounts receivable are non-derivative financial assets with fixed payments or that may be calculated, without quote on the active market. After initial measurement, these financial assets are subsequently measured at the amortized cost according to the effective interest rate method (“TEJ”), less impairment. The amortized cost is calculated taking into account eventual discounts or premiums over the acquisition and tariffs or costs composing the TEJ. The TEJ amortization is included in the net financial result under the income statement. Impairment expenses are recognized in the income statement under financial expenses.

The Company securitizes its accounts receivable with special purpose entities, the PAFIDC and Globex FIDC. (See Note 10).

Accounts receivable deriving from business agreements are related to bonus and rebates granted by vendors, contractually established and calculated over purchase volumes, marketing actions, freight cost reimbursements, etc.

Page 32 of111

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ITR –– Quarterly Financial Information - March 31, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

4. Main accounting practices - Continued

a) Financial instruments (continued)

(i) Financial assets (continued)

Trade accounts receivable (continued)

Non-derivative financial assets with fixed payments or determinable and fixed maturities are classified as held to maturity when the Company has the intention and the capacity to hold them to maturity. After initial measurement, the held-to-maturity investments are measured and amortized at cost using the effective interest rate method, less impairment. The amortized cost is calculated including any discount or premium on the acquisition and rates or costs composing the effective interest rate. The effective interest rate amortization is included in the financial result under the income statement. The impairment losses are recognized in the income statement under financial costs.

(ii) Financial liabilities

The financial liabilities under the scope of CPC 38 (IAS 39) are classified as financial liabilities measured by fair value through the income statement, loans or borrowing or derivatives designated as hedge instruments in an effective hedge, where applicable. The Company defines the classifications of its financial liabilities upon initial recognition.

All financial liabilities are recognized initially at fair value, and in the case of loans and borrowing, plus directly attributable transaction costs.

The Company’s financial liabilities include trade and other payables, bank overdraft accounts, loans and borrowings, debentures and derivative financial instruments.

Page 33 of111

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ITR –– Quarterly Financial Information - March 31, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

4. Main accounting practices - Continued

a) Financial instruments (continued)

(i) Financial assets (continued)

Subsequent measurement

The measurement depends on the classification of liabilities as follows:

  Financial liabilities measured at fair value through income statement: these include financial liabilities that are usually traded before maturity, liabilities designated in their initial recognition at fair value through income and derivatives, except for those designated as hedge instruments. These are measured by their fair value at each balance sheet date. Interest expense, monetary restatement, exchange variation and variations deriving from fair value valuation, where applicable, are recognized in the statement of income when incurred.

  Loans and borrowings: After initial recognition, interest bearing loans and borrowings are subsequently measured at amortized cost using the effective interest rate method. Gains and losses are recognized in the income statement when the liabilities are derecognized as well as through the effective interest rate method amortization process.

Derecognition of financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expired.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the income.

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ITR –– Quarterly Financial Information - March 31, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
}(In thousands of Reais, except when otherwise stated)

4. Main accounting practices - Continued

a) Financial instruments (continued)

(ii) Financial liabilities (continued)

Put options granted to minority shareholders

  The classification of equity instruments issued by the Company in equity or debt depends on each instrument’s specific characteristics. An instrument is deemed to be an equity instrument when the following two conditions are met: (i) the instrument does not contain a contractual obligation to deliver cash or another financial asset to another entity, or to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavorable to the entity; and (ii) in the case of a contract that will or may be settled in the Company’s own debt instruments, it is either a non-derivative that does not include a contractual obligation to deliver a variable number of the Company’s own equity instruments, or a derivative that should be settled by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company’s own equity instruments.

Accordingly, instruments that are redeemable at the Company’s discretion and for which the remuneration depends on the payment of a dividend are classified in shareholders’ equity.

When the Company has a present ownership interest in the shares subject to an option agreement, no non-controlling interest is recorded and the shares subject to the instrument are accounted for as own shares. The Company’s policy is to treat any liability associated with the instrument as a liability under CPC 15 (IFRS 3) with changes recognized as contingent consideration against goodwill. Changes to the liability related to the passage of time such as the unwinding of a discount rate or monetary restatement are recognized as finance expense.

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

4. Main accounting practices - Continued

a) Financial instruments (continued)

(ii) Financial liabilities (continued)

Offsetting of financial instruments

Financial assets and financial liabilities are offset and stated net in the quarterly financial information only if there is a legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

An analysis of fair values of financial instruments and further details as to how they are measured are provided in Note 18.

Reclassification of debt and equity instruments

In order to reclassify debt and equity instrument, the Company shall record them as follows:

  an equity instrument (shareholders’ equity) shall be reclassified as debt instrument (financial liability) as of the date the instrument no longer shows all its characteristics and conditions necessary to support its recognition. The financial liability shall be measured by fair value of instrument on the reclassification date. The Company shall recognize in shareholders’ equity any difference between the carrying amount of equity instrument and the fair value of financial liability on the reclassification date;

  a debt instrument shall be reclassified as equity instrument (shareholders’ equity) as of the date it shows all the characteristics and meets all the conditions related to its recognition, as set forth by CPC 39 (IAS 32). The equity instrument shall be measured by carrying amount of debt instrument on the reclassification date.

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

4. Main accounting practices - Continued

a) Financial instruments (continued)

(ii) Financial liabilities (continued)

Hedge accounting

The Company uses derivative financial instruments such as, interest rate swaps and exchange variation. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently measured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative. Any gains or losses arising from changes in fair value on derivatives are taken directly to income statement.

For the purposes of hedge accounting, hedges are classified as fair value hedges when hedging the exposure to changes in the fair value of a recognized asset or liability.

At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which the Company wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the effectiveness of changes in the hedging instrument’s fair value in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine if they actually have been highly effective throughout the periods for which they were designated.

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

4. Main accounting practices - Continued

a) Financial instruments (continued)

(ii) Financial liabilities (continued)

Hedge accounting (continued)

Hedges which meet the criteria for hedge accounting are accounted for as fair value hedges, observing the following procedures:

  The change in the fair value of an interest rate hedging derivative is recognized as financial result. The change in the fair value of the hedged item is recorded as a part of the carrying amount of the hedged item and is also recognized in the income statement.

  For fair value hedges relating to items carried at amortized cost, the adjustment to carrying amount is amortized in the income statement over the remaining term to maturity. Effective interest rate amortization may begin as soon as an adjustment exists and shall begin no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged.

  If the hedge item is derecognized, the unamortized fair value is recognized immediately in the income statement.

b) Cash and cash equivalents

In accordance with CPC 3 (IAS 7), cash and cash equivalents consist of cash, investments that are short-term, highly liquid, readily convertible to known amounts of cash and subject to an insignificant risk of changes in value with an original maturity of three months or less. Bank overdrafts are included within current liabilities in the quarterly financial information.

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

4. Main accounting practices - Continued

c) Inventories

Inventories are carried at the lower of cost or net realizable value. The cost of inventories purchased is recorded at average cost, including warehouse and handling costs, to the extent these costs are necessary so that make inventories available for sale in the Company’s stores.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs necessary to make the sale.

Inventories are also reduced by an allowance for losses and breakage, which are periodically reviewed and evaluated as to it is adequacy.

d) Present value adjustment of assets and liabilities

Noncurrent monetary assets and liabilities and current assets and liabilities, when relevant, are adjusted to their present value. The present value adjustment is calculated taking into account contractual cash flows and the respective explicit or implied interest rates.

Embedded interest rates on revenues, expenses and costs associated with said assets and liabilities are adjusted to the appropriate recognition in conformity with the accrual basis of accounting. The present value adjustment is recorded in those items, subject to the application of rule and “financial result” as corresponding entry. The discount rate used is the same of the asset impairment test.

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

4. Main accounting practices - Continued

e) Impairment of non-financial assets

The Company assesses at each balance date whether there is an indication that an asset may be impaired. When impairment indicators exist, or when there is the annual impairment testing for an asset, the Company estimates the asset’s recoverable amount. An asset’s recoverable amount is the highest between an asset’s or the value in use of its cash-generating unit’s (CGU) fair value; the recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing the recoverable amount, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. When determining fair value less costs to sell, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators.

Impairment losses are recognized in the income statement in those expense categories consistent with the function of the impaired asset.

For assets excluding goodwill, an assessment is made at each balance date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the Company estimates the asset’s or cash-generating unit’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, or the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in previous periods. Such reversal is recognized in the income for the period.

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

4. Main accounting practices - Continued

e) Impairment of non-financial assets (continued)

The following criteria are also applied when assessing impairment of specific assets:

Goodwill

Goodwill is tested for impairment annually (as of December 31) or when circumstances indicate that the carrying amount may be impaired.

Impairment is determined for goodwill by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. Where the recoverable amount of the cash generating unit is less than its carrying amount an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods. Recoverable amount is the higher of a CGU’s fair value less costs to sell and its value in use.

Intangible assets

The intangible assets with indefinite useful lives are not amortized, but tested annually in relation to impairment losses, individually or at the level of the CGU. The evaluation of indefinite useful life is reviewed annually in order to determine if this evaluation is still justifiable. Otherwise, the change in the indefinite useful life to definite useful life occurs prospectively.

Gains and losses resulting from the write-off of an intangible asset are measured as the difference between the net amount obtained from the sale and the asset's carrying amount and recognized in the income statement upon the asset write-off.

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

4. Main accounting practices - Continued

f) Property and equipment

Property and equipment is stated at cost, net of accumulated depreciation and accumulated impairment losses, if any. Such amount includes the cost of replacing a component of the equipment and borrowing costs for long term construction projects if the recognition criteria are met. When significant components of property and equipment are replaced, the Company recognizes such components as individual assets with specific useful lives and depreciation. Likewise, when a major replacement is performed, its cost is recognized in the carrying amount of the equipment as a replacement if the recognition criteria are satisfied. All other repair and maintenance costs are recognized in the income statement as incurred.

	Annual depreciation	Annual depreciation
	rate % – before	rate % – after
Asset category	January 1, 2010	January 1, 2010

Buildings	3.3	2.5
Improvements	6.7	4.2
Data processing equipment	10.0 to 33.0	10.0 to 50.0
Installations	20.0 to 25.0	4.2 to 10.0
Furniture and fixtures	10.0	8.3 to 33.3
Machinery and equipment	10.0	2.8 to 50.0
Vehicles	20.0	20

Items of property and equipment and any significant part are derecognized when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the assets (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the income statement when the asset is written-off.

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

4. Main accounting practices - Continued

f) Property and equipment (continued)

Borrowing costs directly attributable to the acquisition, construction or production of an asset that takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the respective assets. All other borrowing costs are expensed in the period they occur. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

g) Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is its fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less accumulated amortization and any accumulated impairment losses. Internally generated intangible assets, excluding capitalized software development costs, are not capitalized and the expenditure is reflected in the income statement when incurred.

Intangible assets consist mainly of purchased software, software developed for internal use and commercial rights (stores’ right to use), list of customers, call option of Bartira’s controlling shareholders, profitable lease agreements, profitable supply agreements of furniture and banners.

Intangible assets with definite useful lives are amortized by the straight-line method. Assets with definite useful lives represented by profitable lease agreement and profitable supply agreement of furniture are amortized according to the economic benefits raised by agreements and tested for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and method is reviewed at least at each end of period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with definite useful lives is recognized in the income statement in the corresponding category consistent with the function of the intangible asset.

Software development costs recognized as assets are amortized over their estimated useful lives. Software is amortized over five years.

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

4. Main accounting practices – Continued

g) Intangible assets (continued)

Intangible assets with indefinite useful lives are not amortized, but are tested for impairment at each year-end or whenever there is an indication that their carrying amount cannot be recovered, either individually or at the cash generating unit level. The assessment is reviewed annually to determine whether the indefinite useful life continues to be valid. If not, the change in useful life from the indefinite to definite is made on a prospective basis.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the income statement when the asset is recognized.

h) Classification of assets and liabilities as current and non-current

Assets (excluding deferred income and social contribution tax assets) that are expected to be realized in or are intended for sale or consumption within twelve months after the balance sheet date, are classified as current assets. Liabilities (excluding deferred income and social contribution tax liabilities) that are expected to be settled within twelve months as of the balance sheet date are classified as current. All others assets and liabilities (including deferred taxes) are classified as “noncurrent”.

All deferred tax assets and liabilities are classified as noncurrent assets or liabilities.

i) Leasing

The determination of whether an arrangement is, or contains, leasing is based on the substance of the arrangement at inception date: whether fulfillment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use an asset.

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

4. Main accounting practices – Continued

i) Leasing (continued)

Company as a lessee

Financial lease agreements, which transfer to the Company substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the commencement of the agreement at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are allocated between finance charges and reduction of liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in the income statement.

Leased assets are depreciated over the useful life of the asset. However, if there is no reasonable certainty that the Company will obtain ownership by the end of the agreement term, the asset is depreciated over the shortest of the estimated useful life of the asset and the lease term.

Lease agreements are classified as operating leasing when there is no transfer of risk and benefits incidental to ownership of the leased item.

The installment payments of leasing (excluding costs of services, such as insurance and maintenance) classified as operating lease agreements are recognized as expenses on a straight-line basis during the lease term.

Company as a lessor

Lease agreements where the Company does not transfer substantially all the risks and benefits of ownership of the asset are classified as operating lease. Initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognized over the agreement term on the same bases as rental income.

Contingent rents are recognized as revenue in the period in which they are earned.

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

4. Main accounting practices – Continued

j) Provisions

Provisions are recognized when the Company has a present obligation (legal or not formalized) as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Company expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the income statement, net of any reimbursement.

k) Dividend distribution

Dividend distribution to the Company’s shareholders is recognized as a liability in the interim financial statements at the end of period, based on the minimum mandatory dividends established by the statutory law. Any amount above of that amount is only recorded at the date on which such incremental dividends are approved by the Company’s shareholders.

l) Pension plan

The pension plan is funded through payments to insurance companies, which are classified as defined contribution plans according to CPC 33 (IAS 19). A defined contribution plan is a pension plan under which the Company pays fixed contributions into a separate entity. The Company has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and previous periods.

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

4. Main accounting practices – Continued

m) Shareholders’ equity

Common and preference shares are classified as shareholders’ equity.

When any related party purchases the Company’s equity share capital (treasury shares), the consideration paid, including any directly attributable incremental costs is deducted from capital of Company’s shareholders until the shares are cancelled or reissued. When such shares are subsequently reissued, any consideration received, net of any directly attributable incremental transaction costs, is included in capital to the Company’s shareholders. No gain or loss is recognized on the purchase, sale, issuance or cancellation of the Company’s own equity instruments. Any difference between the carrying amount and the consideration is recognized in other capital reserves.

n) Share-based payment

Employees (including senior executives) of the Company receive remuneration in the form of share-based payment, whereby employees render services as consideration for equity instruments (“equity-settled transactions”).

In situations where equity instruments are issued and some or all of the goods or services received by the Company as consideration cannot be specifically identified, the unidentified goods or services received (or to be received) are measured as the difference between the fair value of the share-based payment transaction and the fair value of any identifiable goods or services received at the grant date. This is then capitalized or expensed as appropriate.

Equity-settled transactions

When any related party buys the Company’s shares (treasury shares, consideration paid, including any directly attributable cost is deducted from shareholders’ equity until shares are cancelled or issued again. When these shares are subsequently issued again, any consideration paid, net of attributable transaction costs are included in shareholders’ equity. There is no gain or loss recognized in the acquisition or sale in the issue or cancellation of equity instruments. Any difference between the carrying amount and the consideration paid is recorded as capital reserve.

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

4. Main accounting practices – Continued

n) Share-based payment (continued)

Equity-settled transactions (continued)

The cost of equity-settled transactions is recognized, together with a corresponding increase in shareholders’ equity, over the period in which the performance and/or service conditions are fulfilled. The cumulative expense recognized for equity instruments at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Company’s best estimate of the number of equity instruments to be acquired.

The expense or income for a period represents the movement in cumulative expense recognized as at the beginning and end of that period. No expense is recognized for services that do not complete its acquisition period, except for equity-settled transactions where vesting is conditional upon a market or non-vesting condition, which are treated as vesting irrespective of whether or not the market or non-vesting condition is satisfied, provided that all other performance and/or service conditions are satisfied.

Where an equity instrument is modified, the minimum expense recognized is the expense as if the terms had not been modified. An additional expense is recognized for any modification that increases the total fair value of the share-based payment transaction, or is otherwise beneficial to the employee as measured at the date of modification.

Where an equity instrument is cancelled, it is treated as if it totally vested on the date of cancellation, and any expense not yet recognized for the premium is recognized immediately. This includes any premium where non-vesting conditions within the control of either the Company or the employee are not met. However, if the cancelled plan is replaced by another plan and designated as a replacement grants on the date that it is granted, the cancelled grant and new plan are treated as if they were a modification of the original premium, as described in the previous paragraph. All cancellations of equity-settled transaction are treated equally.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of diluted earnings per share (See Note 29).

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

4. Main accounting practices – Continued

o) Customer loyalty programs

These are used by entities in order provide incentives to its customers on the sale of products or services. If customer buys products or services, the Company grants credits thereto. Customer may redeem the credits free of charge or discounting from the amount of products or services.

The Company estimates the fair value of points granted according to the “Programa Mais” loyalty plan, applying statistical techniques, considering the maturity of plans defined in the regulation.

p) Earnings per share

Basic earnings per share are calculated based on the weighted average number of shares outstanding during the period, excluding shares issued in payment of dividends and treasury shares.

Diluted earnings per share are calculated by the treasury stock method, as follows:

- numerator: earnings for the period;
- denominator: the number of shares is adjusted to include potential shares corresponding to dilutive instruments (stock options ), less the number of shares that could be bought back at market, if applicable.

Equity instruments that will or may be settled in Company’s shares are included in the calculation only when their settlement would have a dilutive impact on earnings per share.

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

4. Main accounting practices – Continued

q) Determination of net income

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. Revenue is measured at the fair value of the consideration received, excluding discounts, rebates, and sales taxes or duty. The Company assesses its revenue arrangements against specific criteria in order to determine if it is acting as principal or agent. The Company has concluded that it is acting as a principal in all of its revenue arrangements, except for those referring to extended warranty. Specifically in these cases, the Company operates as an agent, and revenue is recognized in a net basis, which reflects the commission received by insurance companies. The following specific recognition criteria must also be met before revenue is recognized:

(i) Revenue

a) Sales of goods

Revenues are recognized at the fair value of the consideration received or receivable for the sale of goods and service. Revenues from the sale of products are recognized when their value can be measured reliably, all risks and benefits inherent to the product are transferred to the buyer, the Company no longer has the control or responsibility over the goods sold and the economic benefits generated to the Company are probable. Revenues are not recognized if their realization is uncertain.

b) Interest income

For all financial instruments measured at amortized cost, interest income or expense is recorded using the effective interest rate, which is the rate that discounts the estimated future cash payments or receipts through the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or liability. Interest income is included in the financial result under the income statement.

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

4. Main accounting practices – Continued

q) Determination of net income (continued)

(ii) Gross profit

Gross profit corresponds to the difference between net sales and the cost of goods sold. The cost of goods sold comprises the cost of purchases net of discounts and bonuses received from vendors, changes in inventory and logistics costs.

Bonus received from vendors is measured based on contracts signed with vendors.

Cost of sales includes the cost of logistics operations managed or outsourced by the Company, comprising all warehousing, handling and freight costs incurred after goods are first received at one of the Company stores or warehouses. Transport costs are included in acquisition costs.

(iii) Selling expenses

Selling expenses consist of all store expenses, such as salaries, marketing, occupancy, maintenance, etc.

(iv) General and administrative expenses

General and administrative expenses correspond to overheads and the cost of corporate units, including the purchasing and procurement, IT and finance functions.

(v) Other operating expenses, net

Other operating income and expense correspond to the effects of major events occurring during the period that do not meet the Company’s definition for the other income statement lines.

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

4. Main accounting practices – Continued

q) Determination of net income (continued)

(vi) Financial result

Finance expenses include all expenses generated by net debt and the receivables securitization during the period offset by capitalized interest, losses related to the new measurement of derivatives at fair value, losses on disposals of financial assets, finance charges on lawsuits and taxes interest charges on financial lease, and discounting adjustments.

Finance income includes income generated by cash and cash equivalents and judicial deposits, gains related to the new measurement of derivatives at fair value, purchase discounts obtained from vendors, and revenues referring to discounts.

r) Taxation

Current income and social contribution taxes

Current income and social contribution tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the balance sheet dates.

The taxation on income comprises the Corporate Income Tax (“IRPJ”) and Social Contribution on Net Income (“CSLL”) and is calculated based on taxable income (adjusted income), at rates applicable according to the prevailing laws – 15% over taxable income and 10% surcharge over the amount exceeding R$ 240 in taxable income yearly for IRPJ and 9% for CSLL.

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

4. Main accounting practices – Continued

r) Taxation (continued)

Deferred income and social contribution taxes

Deferred income and social contribution taxes are recognized for all taxable temporary differences, except where the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

Deferred income and social contribution tax assets are recognized for all deductible temporary differences, and unused tax losses, to the extent that it is probable that taxable profit will be available against which to deduct the temporary differences and unused tax credits and losses except where the deferred income and social contribution tax assets relating to the deductible temporary difference arise from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor tax profit or loss.

With respect to deductible temporary differences associated with investments in subsidiaries and associates, deferred income and social contribution taxes are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income and social contribution tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income and social contribution taxes to be utilized. Unrecognized deferred income and social contribution tax assets are reassessed at the balance sheet date and are recognized to the extent that it has become probable that future taxable profits will allow these assets to be recovered.

Deferred income and social contribution tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet dates.

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

4. Main accounting practices – Continued

r) Taxation (continued)

Deferred tax (continued)

Deferred taxes related to items directly recognized in shareholders’ equity are also recognized in shareholders’ equity and not in the income statement. Deferred tax items are recognized according to the operation that originated it, in the income for the period or directly in shareholders' equity.

Deferred income and social contribution tax assets and liabilities are reported net if there is a legal or contractual right to offset the tax assets against the tax liability and deferred taxes refer to the same taxed entity and submitted to the same tax authority.

Other taxes

Revenues from sales and services are subject to taxation by State Value-Added Tax (“ICMS”), Services Tax (“ISS”), Social Contribution Tax on Gross Revenue for the Social Integration Program (“PIS”) and Social Contribution Tax on Gross Revenue for Social Security Financing (“COFINS”) at rates prevailing in each region and are presented as deductions from sales in the income for the period.

The amounts recoverable derived from non-cumulative ICMS, PIS and COFINS are deducted from cost of goods sold.

Taxes recoverable or prepaid taxes are shown in the current and noncurrent assets, in accordance with the estimated timing of their realization.

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

4. Main accounting practices – Continued

r) Taxation (continued)

Sales taxes

Revenues, expenses and assets are recognized net of the amount of sales tax except:

  Where the sales tax incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case the sales tax is recognized as part of the cost of acquisition of the asset or as part of the expense item as applicable;

  Receivables and payables that are stated with the amount of sales tax included. The net amount of sales tax recoverable from, or payable to, the tax authority is included as part of receivables or payables in the balance sheet.

s) Business combinations and goodwill

Business combinations are recorded using the acquisition method. The cost of an acquisition is measured as the sum between the consideration transferred, measured at fair value on the acquisition date and the amount of any non-controlling interest in the acquired company. For each business combination, the acquirer measures the non-controlling interest in the acquired company at fair value or through the proportional interest in acquired company’s identifiable net assets. The acquisition costs incurred are treated as expense and included in the administrative expenses.

When the Company acquires a business, it assesses financial assets and liabilities to the appropriate classification and designation according to contractual terms, economic circumstances and relevant conditions on the acquisition date. This includes the separation of derivatives embedded in agreements by the acquired company.

Should the business combination occur in phases, the fair value on the acquisition date of interest previously held by acquirer in acquired company is adjusted to fair value on the acquisition date through income statement.

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

4. Main accounting practices – Continued

s) Business combinations and goodwill (continued)

Any contingent payment to be transferred by acquirer will be recognized at fair value on the acquisition date. Subsequent changes in fair value of contingent payment considered as an asset or liability will be recognized under CPC 38 (IAS 39) through income statement or as change in other comprehensive income. If the contingent payment is classified as equity, it will not be adjusted until it is finally settled under shareholders’ equity.

Goodwill is initially measured at cost and the excess between payment transferred and the amount recognized for minority interest over identified net assets acquired and liabilities assumed. If this payment is lower than the fair value of net assets of acquired subsidiary, the difference is recognized in the income statement as gain due to profitable purchase.

After initial recognition, the goodwill is measured at cost, less eventual impairment losses. For the purposes of impairment test, the goodwill acquired in a business combination is, as of the acquisition date, allocated to each one of the Company's cash generating units which shall reap the business combination benefits, regardless if other assets or liabilities of the acquired company will be assigned to these units.

In cases the goodwill composes a cash generating unit and part of the operation at this unit is sold, the goodwill related to the sold operation is included in the book amount of the operation when profit or loss earned with the sale of operation is calculated. This goodwill is then measured based on the sold operation-related amounts and part of the cash generating unit which was maintained.

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

5. Rules issued but not effective yet

There are no CPCs issued which are not effective yet, but there are IFRS issued to which there is no change in CPCs in force, but we expect the Brazilian standards will be in conformity with the international standards until the start date thereof. Below a summary of the main standards issued but not effective yet, as well as our expectations of their effects on the Company’s interim financial statements:

IFRS 9 – Financial Instruments – Classification and Measurement - IFRS 9 concludes the first part of the replacement project of “IAS 39 Financial Instruments: Recognition and Measurement”. IFRS 9 uses a simple approach to determine if a financial asset is measured at the amortized cost or fair value, based on the way how an entity administers its financial instruments (its business model) and the contractual cash flow, which is a characteristic of the financial assets. The standard also requires the adoption of only one method to determinate asset impairment. This standard will be effective for the fiscal years starting as of January 1, 2013. The Company does not expect that this change will adversely affect its financial statements.

IASB issued clarifications on the IFRS rules and amendments applicable as of April 1, 2011.

Below, the main amendments:

  IAS 12 – Income Tax;

  IFRS 1 – First-Time Adoption of the International Financial Reporting Standards

  IFRS 7 – Disclosure of Financial Instruments;

  IFRS 9 – Financial Instruments - Measurement and Classification

The Company will evaluate the effects on the quarterly financial information due to the adoption of these pronouncements and interpretations and expects to not adversely affect its consolidated quarterly financial information.

There are no other rules or interpretations issued that have not been adopted yet that according to the Management’s opinion, may adversely affect the Company’s results or shareholders’ equity.

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

6. Significant accounting judgments, estimates and assumptions

The preparation of the Company’s interim consolidated financial statements requires Management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities, at the end of the period. However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods. In the process of applying the Company’s accounting policies, Management has made the following judgments, which have the most significant effect on the amounts recognized in the quarterly financial information:

a) Operating lease commitments – Company as lessor

The Company has entered into commercial property leases and determined, based on an evaluation of the terms and conditions of the arrangements, that it retains all the significant risks and benefits of ownership of these properties and recorded them as operating lease.

b) Goodwill impairment

The Company tests annually whether goodwill has suffered any loss, in accordance with the accounting policy stated in Note 4 and CPC 1 (IAS 36). The recoverable amounts of cash-generating units have been determined based on recoverable amount and market quotes calculations. These calculations require the use of estimates, which are disclosed in Note 15.

c) Income taxes

Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. Given the nature and complexity of Company’s business, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to income tax and expense already recorded. The Company records provisions, based on reasonable estimates, for eventual consequences of audits by the tax authorities. The amount of such provisions is based on various factors, such as experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority. Such differences of interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective company's domicile.

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

6. Significant accounting judgments, estimates and assumptions - Continued

c) Income taxes (continued)

Deferred income and social contribution tax assets are recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred income and social contribution tax assets that can be recognized, based upon the profit estimates and the level of future taxable profits, based on the business plan approved by the Board of Directors.

The Company has tax loss carry forwards amounting to a tax benefit of R$745,677 on March 31, 2011 (R$720,530 in 2010). These losses do not have limitation periods and relate to subsidiaries that have tax planning opportunities available to support a portion of these balances. The Company recorded a provision for impairment of these deferred tax assets in the amount of R$79,196 on March 31, 2011.

Further details on taxes are disclosed in Note 24.

d) Fair value of derivatives and other financial instruments

Where the fair value of financial assets and financial liabilities recorded in the interim financial statements cannot be derived from active markets, they are determined using valuation techniques including the discounted cash flow model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

The fair value of financial instruments that are actively traded on organized markets is determined based on the market quotes, on the balance sheet dates, without any deduction for transaction costs. For financial instruments that are not actively traded, the fair value is based on valuation techniques defined by the Company and compatible with usual practices on the market. If there is no active market, then the market value is determined through valuation techniques. These techniques include the use of recent market arm’s length transactions, benchmark to the fair value of similar financial instruments, analysis of discounted cash flows or other valuation models.

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

6. Significant accounting judgments, estimates and assumptions - Continued

d) Fair value of derivatives and other financial instruments (continued)

When the fair value of financial assets and liabilities recorded in the balance sheet cannot be observed in active markets, these are determined by valuation techniques, including the discounted cash flow method. These models inputs are collected from the market, where applicable, when these observations are not possible, judgment is required to determine the fair value. This judgment includes considerations on inputs, such as: liquidity risk, credit risk and volatility. Changes in these factors assumptions may affect the financial instruments fair value.

e) Share-based payments

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the stock options, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 25.

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

7. Cash and cash equivalents

Financial investments at March 31, 2011 and December 31, 2010 earn interest mainly at the Interbank Deposit Certificate (“CDI”) rate. Financial investments available for withdrawal and in bank accounts are classified as financial assets measured by fair value through the income statement.

		Parent Company
	CDI	03.31.2011	12.31.2010
Current
Marketable securities
Itaú	100.5%	478,432	279,058
Banco do Brasil	100.2%	690,576	568,741
Bradesco	100.9%	506,472	564,809
Santander	101.0%	54,869	53,443
ABN AMRO	103.0%	8	-
Unibanco	104.1%	5,067	4,931
CEF	98.0%	2,738	2,668
Votorantim	101.1%	100,027	97,476
Safra	101.3%	57,827	49,849
Other	101.4%	2,827	35,884
Total current		1,898,845	1,656,859
Cash and bank accounts		43,146	100,717
Cash and cash equivalents		1,941,991	1,757,576

		Consolidated
	CDI	03.31.2011	12.31.2010
Current
Marketable securities
Itaú	100.5%	478.432	1,727,488
Banco do Brasil	100.2%	690.576	696,331
Bradesco	100.9%	506.472	674,633
Santander	101.0%	54.869	70,087
ABN AMRO	103.0%	8	-
Unibanco	104.1%	5.067	4,931
CEF	98.0%	2.738	2,668
Votorantim	101.1%	100.029	104,766
Safra	101.3%	57.827	53,750
Other	101.4%	2.827	65,779
Total current		1.898.845	3,400,433
Cash and bank accounts		43.146	417,561
Cash and cash equivalents		1.941.991	3,817,994

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

8. Marketable securities

		Consolidated
	CDI	03.31.2011	12.31.2010
Banco do Brasil	101.0%	96,568	315,332
Banco Bradesco		121,388	-
Banco Santander	100.5%	54,373	190,307
Banco Safra	101.25%	96,920	102,363
		369,249	608,002

Total current		367,229	608,002
Total noncurrent		2,020	-

The NCB subsidiary is restricted to use the balance of R$96,568 (R$155,912 on December 31, 2010) invested in Banco do Brasil, referring to Consumer Direct Credit through Dealer (“CDCI”). Out of this balance, R$94,548 can be withdrawn by means of payment of restricted loan during the next 12 months, and R$2,020 recognized in non-current assets, will be available as of April 1, 2012.

9. Trade accounts receivable

a) Breakdown

	Parent Company
	03.31.2011	12.31.2010
Current
Resulting from sales through:
Credit card companies	92,093	305,075
Sales vouchers and others	45,570	43,673
Credit sales with post-dated checks	1,747	2,027
Own credit card – interest free installment	10,672	15,127
Accounts receivable from related parties	152,477	180,917
Allowance for doubtful accounts		-
Accounts receivable from vendors	236,247	333,551
Total current	538,806	880,370

Noncurrent
Other trade accounts receivable	58,283	59,087
Allowance for doubtful accounts	(4,717)	(6,302)

Total noncurrent	53,566	52,785

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

9. Trade accounts receivable

a) Breakdown (continued)

	Consolidated
	03.31.2011	12.31.2010
Current
Resulting from sales through:
Credit card companies	383,247	425,581
Sales vouchers and others	361,825	158,166
Consumer finance	1,404,424	1,520,670
Credit sales with post-dated checks	5,695	6,294
Trade note receivable from wholesale clients	27,997	13,233
Own credit card – interest free installment	10,672	15,127
Accounts receivable from related parties	5,954	-
Allowance for doubtful accounts	(192,075)	(172,901)
Adjustment to present value	(21,319)	(7,062)
Accounts receivable from vendors	302,242	421,097
	2,282,707	2,380,205

Accounts receivable – FIDCs	1,960,449	1,667,029

Total current	4,243,157	4,047,234

Noncurrent
Accounts receivable – Paes Mendonça	431,275	420,570
Consumer finance	85,597	101,503
Other accounts receivable	87,110	105,859
Allowance for doubtful accounts	(11,058)	(16,302)
Total noncurrent	592,925	611,630

Trade receivables are amounts due from customers for merchandise sold or services performed in the ordinary course of business.

b) Credit card companies

Credit card sales are receivable from the credit card companies. In the subsidiaries Globex, Casas Bahia and PontoFrio.com, credit card receivables, related to the sale of home appliances, are receivable in installments not exceeding 18 months.

Through its subsidiaries Globex, Ponto Frio and Nova Casa Bahia, the Company sells or deducts its credit card receivables to banks or credit card management companies, in order to obtain working capital.

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

9. Trade accounts receivable - Continued

c) Consumer credit

The balances of “accounts receivable from payment vouchers” refer to consumer direct credit through dealer (CDCI) which can be paid in 24 installments.

The Company maintains agreements with financial institutions where it is referred to as intervening party of these operations.

Until November 2010, NCB subsidiary maintained an operating agreement with Banco Bradesco (“Bradesco”), through its subsidiary Finasa, for the granting of credit to its customers aiming at making feasible the acquisition of its goods at stores. As a result of credit granted to customers, the Company receives the principal amount financed by Bradesco on the first business day following the sale date.

According to this agreement, the Company is liable for the extrajudicial collection of defaulting customers, bearing the corresponding expenses. After elapsing 45 days of the initial maturity of overdue installments, the Company acquires the credit by means of assignment. Within this context, as required by CPC 38 (IAS 39) – Financial Instruments: Recognition and Measurement, the risks and benefits related to accounts receivable assigned to Bradesco are not substantially transferred to the counterparty, which is recognized in the Company’s balance sheet against “Loans and Borrowings”.

The outstanding balance of these receivables under Globex’s responsibility at March 31, 2011 was R$377,717 (R$657,097 at December 31, 2010).

d) Accounts receivable - FIDCs

The Company carries out securitization operations of its receivables, represented by credit sales with tickets and credit card company receivables, with the Receivables Securitization Fund, or PAFIDC. The volume of operations stood at R$2,390,481 at March 31, 2011 (R$2,543,974 at December 31, 2010) for PAFIDC, in which the responsibility for services rendered and subordinated interests was retained. The consolidated securitization costs of such receivables amounted to R$162,575 (R$29,807 at March 31, 2010), recognized as financial expenses in income for 2011.

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

9. Trade accounts receivable - Continued

d) Accounts receivable – FIDCs (continued)

Services rendered, which are not remunerated, include credit analysis and the assistance by the collection department to the fund’s manager.

The outstanding balances of these receivables in PAFIDC at March 31, 2011 and December 31, 2010 were R$1,960,449 and R$1,667,029 respectively, net of allowance for losses.

e) Accounts receivable – Paes Mendonça

The accounts receivable from Paes Mendonça relate to amounts deriving from the payment of third party liabilities by the subsidiaries Novasoc and Sendas. Pursuant to contractual provisions, these accounts receivable are monetarily restated and guaranteed by commercial leasing rights of certain stores currently operated by the Company, Novasoc and Sendas. Maturity of accounts receivable is linked to the lease agreements.

f) Accounts receivable from vendors

Accounts receivable from vendors includes rebates and discounts obtained from vendors. These amounts are established contractually and include amounts for volume purchase discounts, joint marketing programs, freight reimbursements, and other similar programs.

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

9. Trade accounts receivable - Continued

g) Allowance for doubtful accounts

The allowance for doubtful accounts is based on average historical losses complemented by Company's estimates of probable future losses:

	Parent Company
	03.31.2011	12.31.2010
At the beginning of the period	(6,302)	(5,948)
Allowance for doubtful accounts	(1,482)	(10,932)
Recoveries and provision written off	3,067	10,578
At the end of the period	(4,717)	(6,302)
Credit sales with post-dated checks		-
Corporate sales		-
Other accounts receivable	(4,719)	(6,302)
	(4,719)	(6,302)

	Consolidated
	03.31.2011	12.31.2010
At the beginning of the period	(189,203)	(17,237)
Allowance for doubtful accounts	(45,829)	(596,885)
Recoveries and provision written off	31,899	424,919
At the end of the period	(203,133)	(189,203)

Credit sales with post-dated checks	(4)
Corporate sales	(192,071)	(172,901)

Other accounts receivable	(11,058)	(16,302)
	(203,133)	(189,203)

Total current	(192,075)	(172,901)
Total noncurrent	(11,058)	(16,302)

			Past due but not accrued for losses
		Falling
	Total	due	<30	30-60	61-90	>90
			days	days	days	days

03.31.2011	4,243,157	4,083,235	110,014	23,167	13,544	13,197
12.31.2010	4,047,234	3,741,698	229,411	16,497	53,090	6,538

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

10. Receivables Securitization Fund

a) Receivables Securitization Fund - Pão de Açúcar

PAFIDC is a receivables securitization fund created for the purpose of acquiring the Company and its subsidiaries’ trade receivables, arising from sales of products and services to their customers, except for receivables from installment sales and post-dated checks. The fund has a defined term until December 7, 2012.

The capital structure of the fund, at March 31, 2011, is composed of 10,295 senior shares held by third parties in the amount of R$1,127,869 (R$1,096,130 at December 31, 2010), which represent 89.42% of the fund’s equity (89.30% at December 31, 2010) and 2,864 subordinated shares, held by the Company and subsidiaries in the amount of R$133,429, which represent 10.58% of the fund’s equity (10.70% at December 31, 2010).

The subordinated quotas were imputed to the Company and are recorded in non-current assets, as interest in the receivables securitization fund, with a balance of R$119.453 at March 31, 2011 (R$117,613 at March 31, 2010). The interest held in subordinated quotas represents the maximum exposure to the securitization operations losses.

The interest rates of senior shares are shown below:

		03.31.2011		12.31.2010
			Balance		Balance
Quotaholders	Amount	CDI Rate	redeemable	CDI Rate	redeemable
Senior A	5,826	109.5%	692,344	105%	672,861
Senior B	4,300	109.5%	189,466	105%	184,135
Senior C	169	109.5%	246,059	105%	239,134
			1,127,869		1,096,130

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

10. Receivables Securitization Fund - Continued

a) Receivables Securitization Fund - Pão de Açúcar (continued)

Subordinated quotas are registered and non-transferable, and were issued in a single series. The Company will redeem the subordinated quotas only after the redemption of senior quotas or at the end of the fund’s term. Once the senior quotas have been remunerated, the subordinated quotas will receive the balance of the fund’s net assets after absorbing any losses on receivables transferred and any losses attributed to the fund. Their redemption value is subject to credit, prepayment, and interest rate risks on the transferred financial assets.

The holders of senior quotas have no recourse against the other assets of the Company in the event customers’ default on the amounts due. As defined in the agreement between the Company and PAFIDC, the transfer of receivables is irrevocable, irreversible and definitive.

b) Globex Receivables Securitization Fund – Globex FIDC

Globex FIDC is a receivables securitization fund created to acquire the accounts receivable of Globex (mainly credit card), originated from the sale of products and services to its customers. This fund was created at November 11, 2010 with an indeterminate term.

The fund equity structure at March 31, 2011 is composed of 11,666 senior shares held by third parties, amounting to R$1,218,125 (R$1,166,600 at December 31, 2010), representing 86.3% of the fund equity (87.5% at t December 31, 2010) and 169 subordinated shares (1,667 at December 31, 2010), held by the Company and its subsidiaries, amounting to R$192,926 (R$166,700 at December 31, 2010), accounting for 13.7% of the fund’s net assets (12.5% at December 31, 2010).

Below, the interest rates of senior shareholders:

		03.31.2011		12.31.2010
Shareholders	Amount	CDI Rate	Balance	CDI Rate	Balance
Senior - 1st Series	11,666	107.75%	1,218,125	107.75%	1,184,387

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

11. Inventories

	Parent Company
	03.31.2011	12.31.2010

Stores	1,020,315	999,835
Warehouses	766,478	623,223
Provision for inventories	(40,891)	(49,804)
	1,745,902	1,573,254

	Consolidated
	03.31.2011	12.31.2010
Stores	2,948,515	2,638,904
Warehouses	2,005,083	2,291,445
Provision for inventories	(101,310)	(97,942)
Present Value Adjustment	(4,216)	(8,639)
	4,848,072	4,823,768

Provisions on inventories in the parent company mainly refer to provisions on unrealized bonuses in inventories amounting to R$36,814 (R$40,883 in 2010). In the consolidated, the provisions for inventories are mainly composed of provisions for unrealized bonuses in inventories amounting to R$56,703(R$51,344 in 2010), besides breakage provisions in Globex amounting to R$31,313 (R$25,422 in 2010).

The adjustment to present value of inventories refers to the corresponding entry of adjustment to present value of the subsidiary Globex’s vendors.

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

12. Recoverable taxes

The balances of recoverable taxes refer to credits from Withholding Income Tax, (“IRRF”), Social Contribution Tax on Gross Revenue for the Social Integration Program (“PIS”), Social Contribution Tax on Gross Revenue for Social Security Financing (“COFINS”) and recoverable State Value-Added Tax (“ICMS”):

	Parent Company
	03.31.2011	12.31.2010
Current
Taxes on sales	296,336	263,936
Income tax and others	117,968	100,286
Present value adjustment	(468)	(460)
	413,836	363,762
Noncurrent
Taxes on sales	111,812	111,812
ICMS and others	15,525	15,494
Present value adjustment	(7,590)	(7,504)
	119,747	119,802
Total of recoverable taxes	533,583	483,564

	Consolidated
	03.31.2011	12.31.2010
Current
Taxes on sales	791,873	612,956
Income tax and others	309,665	275,946
Present value adjustment	(552)	(547)
	1,100,986	888,355
Noncurrent
Taxes on sales	194,531	189,097
ICMS and others	20,480	33,320
Present value adjustment	(13,429)	(8,911)
	201,582	213,506
Total of recoverable taxes	1,302,568	1,101,861

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

13. Property and equipment

			Parent Company
	Balance at					Balance at
	12.31.2010	Additions	Depreciation	Sales	Transfers	03.31.2011

Land	820,088	-	-	-	-	820,088
Buildings	1,795,262	3,163	(13,903)	(10)	81,873	1,866,385
Leasehold improvements	986,222	13	(17,382)	(1,991)	61,733	1,028,595
Equipment	363,139	16,509	(21,468)	(1,285)	41,121	398,016
Facilities	92,104	2,606	(2,233)	(123)	5,536	97,890
Furniture and fixtures	160,883	3,681	(6,123)	(1,109)	19,161	176,493
Vehicles	15,193	306	(1,075)	(245)	362	14,541
Property and equipment in
progress	421,480	132,742	-	(10,389)	(208,935)	334,898
Other	120,989	8,289	(1,377)	-	(2,070)	125,831
	4,775,360	167,309	(63,561)	(15,152)	(1,219)	4,862,737

Financial leasing:
Hardware	3,665	-	(276)	-	-	3,389
Buildings	22,973	-	(342)	-	-	22,631
	26,638	-	(618)	-	-	26,020

Total property and equipment	4,801,998	167,309	(64,179)	(15,152)	(1,219)	4,888,757

			Parent Company
	Balance at					Balance at
	12.31.2010	Additions	Depreciation	Sales	Transfers	03.31.2011

Land	975,496			1,263		976,759
Buildings	1,904,501	3,585	(15,232)	214	89,107	1,982,175
Leasehold improvements	1,519,071	12,380	(29,952)	2,146	152,651	1,656,296
Equipment	640,573	50,346	(36,293)	(710)	63,548	717,464
Facilities	250,093	3,927	(7,395)	963	9,749	257,337
Furniture and fixtures	398,308	14,902	(12,352)	183	29,273	430,314
Vehicles	157,982	7,009	(7,690)	(368)	(1,310)	155,623
Property and equipment in
progress	577,348	180,376		(10,389)	(346,853)	400,482
Other	146,378	14,008	(2,169)	(349)	(3,643)	154,225
	6,569,750	286,533	(111,083)	(7,047)	(7,478)	6,730,675

Financial leasing:
Equipment	74,332		(1,162)		868	74,038
Hardware	5,785		(4,052)		113	1,846
Facilities	1,087		(27)		(57)	1,003
Furniture and fixtures	12,811		(394)		(864)	11,553
Vehicles	12,556		490		2,789	15,835
Buildings	27,274		(439)			26,835
	133,845		(5,584)		2,849	131,110

Total property and equipment	6,703,595	286,533	(116,667)	(7,046)	(4,629)	6,861,785

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ITR –– Quarterly Financial Information - March 31, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

13. Property and equipment - Continued

At March 31, 2011 and December 31, 2010 the Company and its subsidiaries had collateralized fixed assets and legal claims, as disclosed in Note 19 (f).

Provision for impairment was not recorded for the period ended March 31, 2011, an R$11 million provision for impairment of stores fixed assets was recorded on December 31, 2010.

Transfers refer to items transferred to other Group companies and intangible assets (software) carried through construction in progress account upon their acquisition.

a) Capitalization of loan interest

The capitalized borrowing costs are related to the constructions or significant refurbishment of approximately 370 stores.

The amount of borrowing costs capitalized during the period ended March 31, 2011 was 3,109 (R$4,920 at March 31, 2010), respectively. The rate used to determine the amount of borrowing costs eligible for capitalization was approximately 100% of CDI, which is the effective interest rate of the Company’s borrowings.

14. Intangible assets

				Parent Company

	Balance at			Acquisition of			Balance at
	12.31.2010	Additions	Amortization	Subsidiary	Write-offs	Transfers	03.31.2011

Goodwill - Home appliances	174,548	-	-	-	-	-	174,548
Goodwill – Cash and carry	300,614	-	-	-	-	-	300,614
Total goodwill	475,162	-	-	-	-	-	475,162

Intangible assets - NCB	-	-	-	-	-	-	-
Total intangible assets - NCB	-	-	-	-	-	-	-

Commercial rights -Retail	-	-	-	-	-	-	-
Total commercial rights	-	-	-	-	-	-	-

Software	195,263	344	(9,372)	-	-	1,218	187,454
Total software	195,263	344	(9,372)	-	-	1,218	187,454

Total commercial rights	670,425	344	(9,372)	-	-	1,218	662,616

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

14. Intangible assets - Continued

			Consolidated

	Balance at			Acquisition of			Balance at
	12.31.2010	Additions	Amortization	Subsidiary	Write-offs	Transfers	03.31.2011

Goodwill – Cash and carry	428,762	-	-	-	-	-	428,762
Goodwill – Cash and carry	279,851	-	-	-	-	-	279,851
Goodwill – E-commerce	-	-	-	-	-	-	-
Goodwill – Cash and carry	663,195	-	-	-	-	-	663,195
Total goodwill	1,371,808	-	-	-	-	-	1,371,808

Banner – Home appliances	399,719	6	(1,571)	-	-	-	398,154
Banner – E-commerce	1,615,417	-	-	-	-	-	1,615,417
Banner – Cash and carry	38,639	-	-	-	-	-	38,639
Total banners	2,053,775	6	(1,571)	-	-	-	2,052,210

Commercial rights – Home appliances	617,899	230	(1,927)	-	-	2,537	618,739
Commercial rights – Retail	-	-	-	-	-	-	-
Total commercial rights	617,899	230	(1,927)	-	-	2,537	618,739

Customer relations – Home appliances	24,845	-	-	-	-	-	24,845
Customer relations – E-commerce	-	-	-	-	-	-	-
Customer relations – Cash and carry	-	-	-	-	-	-	-
Total customer relations	24,845	-	-	-	-	-	24,845

Profitable supply agreement – Bartira	274,542	-	(15,485)	-	-	-	259,057
Profitable supply agreement – Nova Casa Bahia	251,994	-	(15,479)	-	-	-	236,515
Profitable agreements	526,536	-	(30,964)	-	-	-	495,572

Software	286,902	62,915	(15,601)	-	(43)	798	334,971
Other	-	-	-	-	-	-	-
Total other	286,902	62,915	(15,601)	-	(43)	798	334,971

Total intangible assets	4,881,765	63,151	(50,063)	-	(43)	3,335	4,898,144

a) Impairment testing of goodwill and intangibles

Goodwill and intangible assets are annually tested for impairment by the method described in Note 4 – “Significant Accounting Policies”.

Management made an estimate of recoverable amounts or values in use for all assets. The assumptions used are set out below.

As a result of the impairment tests carried out in 2010 and impairment indicators evaluation, the Company did not recognize impairment losses.

Impairment testing consists of determining the values in use of the cash generating units (CGUs) or groups of CGU to which the goodwill and intangible assets are allocated and comparing them with the carrying amounts of the related assets. Goodwill arising on the initial acquisition of companies is allocated to the groups of CGU in accordance with the classifications set out in Note 26 (Segment Information).

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

14. Intangible assets - Continued

a) Impairment testing of goodwill and intangibles

For internal valuation, impairment testing is carried out annually at the closing date and generally consists of determining the value in use of each CGU in accordance with the principles set out in Note 4. Value in use is determined by the discounted cash flows method, based on a pre-tax cash flow and using the following rates:

	Growth rate	Discount rate (i)
Cash flow	Between 3.9% and 4.9%	11.3%

(i) The discount rate is represented by the Company’s average cost of capital in current Reais (Capital Assets Pricing Model - CAPM)

The future cash flow assumptions and growth prospects are based on the Company’s annual budget and long-term business plans, approved by the Board of Directors, as well as comparable market data and they represent Management’s best estimate of the economic conditions that exist during the economic useful life of group of the assets that generate cash flows.

Key assumptions used in the impairment analysis are outlined below:

1. Revenues – projected based on the annual budget of the following year and the Company’s business plan comprising the period between 2011 to 2015;

2. Costs and operational expenses – projected based on the Company’s business plan.

3. Capital investments – capital investments were estimated considering the infrastructure required to support the growth set forth in the business plan.

Key assumptions were estimated considering the Company’s historical performance and based on reasonable macroeconomic assumptions and are compatible with external sources of information based on financial market projections, and are documented and approved by Company’s Management.

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

14. Intangible assets - Continued

b) Other intangibles

Software was tested for impairment following the same criteria established for property and equipment.

Other intangible assets, whose useful life is indefinite, were submitted to impairment test according to the same calculation criteria used in goodwill on investments.

Acquisitions in 2010

Referring to the business combinations occurred in 2010 (as described in Note 16), the Company acquired intangible assets with definite and indefinite useful lives, as follows:

  Indefinite useful life – banners and commercial rights;

  Definite useful life – profitable lease agreement (10 years), profitable furniture supply agreement (3 years) and customer relationship (5 to 7 years).

15. Investments

a) Breakdown of investments

				Parent Company
	Sé	Sendas	Novasoc	Globex	PontoFrio.com	NBC	Other	Total

Balances at December 31, 2009	1,591,637	52,194	-	803,936	-	-	18,393	2,466,160

Additions	-	-	6,449	473,688	-	-	-	480,137
Acquisitions	-	-			18,895	1,015,547	-	1,034,442
Exchange variation	(13,391)	(18,343)	-	-	-	-	-	(31,734)
Write-off	124,259	745	35,576	(14,221)	(2,077)	-	4,227	148,509
Equity pick-up	-	782	-	-	-	-	-	782
Dividends receivable	-	-	(11,984)	(1,622)	2,176	-	1,236	(9,807)
Transfer to capital deficiency	1,702,505	35,378	30,041	1,261,781	18,994	1,015,547	23,856	4,088,102
Other
Balances at December 31, 2010	(152,074)	(36,655)	(11,271)	-	-	-	-	(200,000)
	36,989	7,831	9,213	(12,692)	(425)	(4,256)	-	36,660

Exchange variation	-	-	-	(11,731)	(113)	-	-	(11,844)
Write-off
Equity pick-up	1,587,420	6,554	27,983	1,237,358	18,456	1,011,291	23,856	3,912,918

Equity interest gains/losses	1,591,637	52,194	-	803,936	-	-	18,393	2,466,160

Balances at March 31, 2011	-	-	6,449	473,688	-	-	-	480,137

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

15. Investments - Continued

a) Breakdown of investments (continued)

		Consolidated

	FIC/Miravalles	Binv/ Globex	Other	Total
Balances at December 31, 2009	-	-		-
Additions	-			-
Acquisitions (i)	-		(465)	(465)
Write-off	21,722	12,799	(22)	34,499
Equity pick-up	(7,925)	(3,155)		(11,080)
Dividends receivable	16,011	(652)		15,359
Law 11,638/07	206,373	24,002	2,165	232,540
Balances at December 31, 2010
Write-off	(13,670)	(553)		(14,223)
Equity pick-up	7,510	3,054	(22)	10,542
Balances at March 31, 2011	200,213	26,503	2,143	228,859

(i) Fair value of investment that NCB maintains in Bartira.

(i) FIC / Miravalles

Miravalles, a company organized in July 2004 and owner of exploitation rights of the Company’s financial activities, received capital subscription from Itaú Unibanco Holding S.A., which now holds 50% equity interest of such company (the other 50% interest is held by CBD). Also in 2004, Miravalles incorporated Financeira Itaú Companhia S.A. (“FIC”). FIC is a company which structures and trades financial products and services exclusively to the Company’s customers.

At August 28, 2009, the Company and Itaú Unibanco Holding S.A. (“Itaú Unibanco”) amended the FIC partnership agreement, removing Itaú Unibanco’s exclusivity obligation and extending the partnership agreement for additional 5 years, which shall be valid until August 28, 2029. Finally, the new partnership agreement includes all brands and formats of stores operated or owned by the Company, direct or indirectly, including supermarkets, hypermarkets, convenience stores, home appliance stores, cash and carry stores, gas stations, drugstores and e-commerce.

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

15. Investments - Continued

a) Breakdown of investments (continued)

(i) FIC / Miravalles (continued)

During 2009, there was a corporate restructuring involving the merger of Miravalles and FIC. After such restructuring, the Company still holds an interest of 50% in FIC. The operational management of FIC is under the responsibility of Itaú Unibanco.

The summarized financial information of FIC at March 31, 2011 and December 31, 2010 is as follows:

	Consolidated
	03.31.2011	12.31.2010
Current assets	3,331,432	3,118,059
Non-current assets	1,286	289,963
Total assets	3,363,371	3,408,022
Current liabilities	2,762,134	2,783,045
Non-current liabilities	27,628	36,259
Shareholders’ equity	557,399	588,718
Total liabilities and shareholders’ equity	3,363,371	3,408,022
Operating results:
Revenues	203,585	918,415
Operating income	11,773	145,756
Net income	8,560	93,302

(ii) Sendas

Acquisition of minority interest in Sendas Distribuidora

At January 5, 2007, Sendas S.A. notified the Company about the exercise of its right to swap its entire interest in Sendas Distribuidora with preferred shares of the Company. This share swap right would prevail if final decision on the arbitration proceeding filed by Sendas S.A at October 19, 2005 were unfavorable to Sendas S.A. The subject-matter of said arbitration proceeding was to recognize if the partnership between Diniz Group and Casino Group would represent a change of control, fact of which would enable to recognize the exercise of swap option of Sendas Distribuidora’s shares by Sendas S.A.

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

15. Investments - Continued

a) Breakdown of investments (continued)

(ii) Sendas (continued)

Acquisition of minority interest in Sendas Distribuidora (continued)

As at April 29, 2009, the Panel of Conciliation and Arbitration of FGV-RJ rendered an unfavorable decision to Sendas S.A., the swap of interest exercised at January 5, 2007 became legally valid, and as of this date, it is reasonable to define the swap option at the fair value.

As the fair value has been negotiated, under CPC 38 the Company’s interim financial statements as of January 1, 2009 and for the fiscal year ended December 31, 2009 (including the full adoption of CPCs) reflected the exercise of swap option with Sendas S.A., estimated at R$128,096, by means of recognition of an equity instrument, determined by the number of preferred shares of CBD (3,566,000 shares) which would be delivered to Sendas S.A, using CBD’s preferred share price on the exercise date of swap option, i.e., January 5, 2007.

Within this context, the Company fully consolidated Sendas Distribuidora in the interim financial statements of January 1, 2009 and December 31, 2009, not recognizing the corresponding non-controlling interest.

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

15. Investments - Continued

a) Breakdown of investments (continued)

(ii) Sendas (continued)

Acquisition of minority interest in Sendas Distribuidora (continued)

Sendas S.A. and Barcelona Comércio Varejista e Atacadista S.A. (Company’s subsidiary) entered into a Stock Purchase Agreement and Other Covenants, according to which Sendas Distribuidora’s shares held by Sendas S.A. may be transferred to Barcelona Comércio Varejista e Atacadista S.A. This minority interest acquisition was approved by the Board of Directors of CBD, however, this transaction is subject to approval of the Company's shareholders' general meeting, which is a suspensive condition for the operation to be valid. Once met this condition, Sendas S.A. will transfer to Barcelona Comércio Varejista e Atacadista S.A. its entire interest in Sendas Distribuidora, currently corresponding to 42.57% of the capital stock for R$377,000 to be paid as follows: R$59,000 upon the transfer of shares and the remaining amount of R$318,000 in 6 annual and consecutive installments of R$53,000, the first installment shall mature in July 2011, adjusted by IPCA (Extended Consumer Price Index) as of the fourth installment, and as July to December 2010 as reference basis. This present value of obligation assumed at March 31, 2011 is R$331,327 (R$324,350 at December 31, 2010).

Consolidated	03.31.2011	12.31.2010
Interest acquisition in Assai (i)	15,035	188,194
Interest acquisition in Sendas Distribuidora (ii)	272,327	324,350
	287,362	512,544
Current liabilities	62,850	297,484
Non-current liabilities	224,512	215,060

I. Accounts payable due to the acquisition of non-controlling interest in Assai, subsidiary that operates in the “cash and carry” segment for the Group. The accounts payable will be settled in 2011.

II. Accounts payable due to the acquisition of non-controlling interest in Sendas Distribuidora, which will be settled in 6 annual installments, and the last amortization will take place in December 2017.

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

16. Business combinations and acquisition of minority interest

a) Association with Nova Casa Bahia

Context of the partnership

At December 4, 2009, Casas Bahia Comercial Ltda. (“CB”) and GPA entered into a Partnership Agreement (“Partnership Agreement”) aiming at merging their retail trade of durable goods and electronic commerce of durable goods businesses.

At February 3, 2010 the parties signed a Provisional Agreement for the Maintenance of Operation Reversibility (“APRO”) with the Administrative Council for Economic Defense (“CADE”), which determined that the following actions to be taken: (i) maintenance of “Casas Bahia” and “Ponto Frio” brands, as well as separate advertising campaigns, ensuring investments in propaganda and marketing at levels compatible with previous fiscal years, except for the assumptions resulting from the economic scenario; (iii) the maintenance of stores existing in 146 cities where both “Casas Bahia” and “Ponto Frio” are located; (iii) maintenance of respective warehouses and the Bartira’s furniture plant; (iv) maintenance of respective loan policies; and (v) maintenance of separate procurement structures and their commercial contractual instruments, even though they may jointly operate in this segment. Except for these specific conditions, both Globex and NCB may adopt the measures necessary to merge their activities and capture the synergies resulting from this operation. This present operation is pending approval from CADE.

At July 1, 2010, NCB’s shareholders entered into an addendum to the Partnership Agreement, in which the parties reviewed certain conditions of the partnership, as well as defined the actions required for their implementation.

As a preliminary phase of this businesses merger, at October 1, 2010, the operating assets of CB were transferred to NCB through a partial spin-off. This transfer included an equity interest of 25% in Bartira (remainder 75% still under the possession of CB).

Thus, as of October 1, 2010, NCB now operates under the "Casas Bahia” brand, which operates in 11 Brazilian states and in the Federal District, represented by 526 stores and 8 warehouses, selling a wide range of electronic products, home appliances and devices, such as furniture, electronic toys, office supplies, mobile phones, computers and accessories.

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ITR –– Quarterly Financial Information - March 31, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

16. Business combinations and acquisition of minority interest - Continued

a) Association with Nova Casa Bahia (continued)

Context of the partnership (continued)

At November 9, 2010, as a preparatory phase of the process to merge NCB’s shares into Globex, CDB centralized the retail trade of durable goods and the electronic commerce of durable goods in Globex.

Thus, the Company injected capital into its subsidiary Globex, used in this specific transaction as intervening party and of the consideration transferred to the acquisition, in the following amount: (i) net assets from the Company’s electronic products operations, established by the “Extra-Eletro” brand, in the amount of R$89,826; (ii) financial investments of R$290,143; and (iii) receivables between the Company’s subsidiaries, in the amount of R$375,550.

As a final phase of the process to merge the retail trade of durable goods, at November 9, 2010, all NCB’s shares were merged into the capital of Globex at the carrying amount, thus, as of that date, NCB became a wholly-owned subsidiary and CBD’s control was maintained. As a result of the share merger, GPA diluted its direct interest in Globex, now holding 52.41% of its capital stock, but maintaining the control of operating and financial decisions pertaining to Globex and its subsidiaries.

The share swap ratio was based on an economic valuation of NCB and Globex, at the reference date of June 30, 2010, duly supported by reports drafted by a specialized company.

Determination of the consideration transferred due to the takeover of NCB

With capital contributions established and as part of the merger process of NCB’s shares into the shareholders’ equity of Globex, GPA transferred approximately 47% of its entire investment in Globex to CB, which is determined as total consideration transferred for the takeover of NCB ("total consideration transferred").

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ITR –– Quarterly Financial Information - March 31, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

16. Business combinations and acquisition of minority interest - Continued

a) Association with Nova Casa Bahia (continued)

Determination of the consideration transferred due to the takeover of NCB (continued)

Since Globex is a publicly held company, with its shares quoted and traded on the organized market (Bovespa) by independent purchasers and sellers and experts in electric/electronic products segment, for accounting purposes, the fair value of the consideration transferred was determined by the final price of Globex’s common share traded on Bovespa at November 9, 2010, as follows:

12.31.2010
Number of common shares held by CBD, corresponding to a 98.77% interest	168,927,975
Globex common share quote at November 9, 2010 - R$	15.00
Market value (Bovespa) of investment in Globex – 98.77%	2,533,920
47% of market value of investment in Globex assigned to CB’s shareholders	1,193,082
Fixed mandatory dividends to Bartira’s shareholders (i)	6,069
Assets received from CB considered as consideration transferred:

Call option for controlling interest in Bartira, net of income and social contribution taxes(ii)	(274,563)
Non-controlling interest over assets received (v)	130,571
Value of total consideration transferred	1,055,159

(i)

According to the Partnership Agreement, Bartira will disproportionally distribute mandatory dividends to its shareholders, in order to ensure that CB receives a total of R$12 million as dividends in the next three years. This mandatory minimum dividend that Bartira shall pay to the Klein family, as a disproportional sharing was considered according to CPC 15 and IFRS 3R, as part of the total consideration transferred for takeover of NCB;

(ii)

Furniture supply agreement with Bartira: NCB has an exclusive supply agreement with Bartira. This agreement holds profitable conditions to NCB in the acquisition of furniture compared to the margins established in the sector. The amount was defined using information on comparable transactions in the market;

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ITR –– Quarterly Financial Information - March 31, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

16. Business combinations and acquisition of minority interest - Continued

a) Association with Nova Casa Bahia (continued)

Determination of the consideration transferred due to the takeover of NCB (continued)

(iii)

Profitable property lease agreement signed with CB: this refers to CB’s properties, include stores, warehouses and buildings which are purposes of operating by NCB. This was measured according to information on comparable in the market;

(iv)	Fair value of Bartira’s call option: the parties granted through the Partnership call and put options for the interests held by GPA and CB in Bartira. The are defined as follows:
During the lock-up period defined in the Partnership Agreement as 36 months, NCB is eligible to sell is 25% interest in Bartira’s capital stock for one real (R$1.00);

During the period from the end of the lock-up period and the end of the 6th year of the agreement, NCB may acquire the remaining 75% interest in the capital stock of Bartira, currently held by CB, for a total of R$175,000, adjusted by IPCA (Extended Consumer Index Price);

Should NCB do not exercise the aforementioned call option at the end of the 6th year, CB shall have to acquire the 25% interest from NCB for a total of R$58,500, adjusted by IPCA;

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ITR –– Quarterly Financial Information - March 31, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

16. Business combinations and acquisition of minority interest - Continued

a) Association with Nova Casa Bahia (continued)

Fair values of acquired identifiable assets and liabilities (provisional)

The fair values of identifiable assets and liabilities acquired from NCB, on the date of business combination were as follows:

	IFRS – opening balance	(i) Fair value of investment held in Bartira	(ii) “Casas Bahia” banner	(iii) Commercial rights	(iv) Supply agreement in favorable conditions	(iii) Lease agreement in favorable conditions	Balance after provisional allocation of purchase price
Assets
Cash and cash equivalents	64,957	-	-	-	-	-	64,957
Marketable securities	586,536	-	-	-	-	-	586,536
Trade accounts receivable	2,434,960	-	-	-	-	-	2,434,960
Inventories	1,360,420	-	-	-	-	-	1,360,420
Recoverable taxes	269,352	-	-	-	-	-	269,352
Deferred income tax	142,342	(46,770)	(549,242)	(136,344)	(47,971)	(87,075)	(725,060)
Prepaid expenses	58,498	-	-	-	-	-	58,498
Other	268,059	-	-	-	-	-	268,059
Investments in associated companies	-	137,560	-	-	-	-	137,560
Property and equipment	570,889	-	-	-	-	-	570,889
Intangible assets	57,217	-	1,615,417	401,011	141,092	256,103	2,470,840
	5,813,230	90,790	1,066,175	264,667	93,121	169,028	7,497,011
Liabilities
Trade accounts payable	(1,063,178)	-	-	-	-	-	(1,063,178)
Loans and borrowings	(1,438,859)	-	-	-	-	-	(1,438,859)
Taxes payable	(448,565)	-	-	-	-	-	(448,565)
Deferred revenues	(230,637)	-	-	-	-	-	(230,637)
Provision for contingencies	(33,796)	-	-	-	-	-	(33,796)
Other	(1,405,165)	-	-	-	-	-	(1,405,165)
	(4,620,200)	-	-	-	-	-	(4,620,200)
Net assets	1,193,030	90,790	1,066,175	264,667	93,121	169,028	2,876,811

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ITR –– Quarterly Financial Information - March 31, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

16. Business combinations and acquisition of minority interest - Continued

a) Association with Nova Casa Bahia (continued)

Determination of the consideration transferred due to the takeover of NCB (continued)

(i)

Fair value of investment held in Bartira (25%): it refers to the measurement of fair value of the investment currently held by NCB of 25% of Bartira’s capital stock. It was measured by EBITDA multiples, obtained from market players.

(ii)

“Casas Bahia” brand: Casas Bahia is a traditional, well recognized brand in the Brazilian retail trade and is considered one of the most valuable brands, according to specialized brand valuation companies. Considering the strength and recognition of this brand, a market participant should not discontinue it. Its measurement was based on the royalties relief methodology, which represents the remuneration practiced by the market for using the brand, if it were not acquired;

(iii)

Commercial rights: points-of-sale, many of them are located in very busy and large shopping centers. Usually, shopping centers and street stores charge fees related to the assignment for the right to use the point-of-sale when this asset is transferred.

These are measured according to information on comparable transactions in the market;

No contingent liabilities or assets were identified and recognized on the acquisition date, and even if positive, this would be Indemnifiable by CB or GPA, where applicable.

The fair value of the non-controlling interest was measured by applying their interest, through the fair value of identifiable net assets of NCB on the business combination date, as follows:

12.31.2010
Fair value of acquired net assets	2,614,662
Non-controlling interest	47.56%
Non-controlling interest – measured by the proportional amount method at fair value of acquired net assets	1,243,533

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ITR –– Quarterly Financial Information - March 31, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

16. Business combinations and acquisition of minority interest - Continued

a) Association with Nova Casa Bahia (continued)

Gains due to profitable purchase

As a result of: (i) measurement of the total consideration transferred due to takeover of NCB; (ii) measurement of non-controlling interest; and (iii) measurement of identifiable assets and liabilities at their fair value, the Company verified on an accounting basis a gain due to bargain price acquisition, in the amount of R$453,569, recognized in the statement of income for the fiscal year ended December 31, 2010, under Other operating expenses as follows:

12.31.2010
Total consideration transferred due to takeover of NCB	(917,699)
Non-controlling interest – measured by the proportional amount method at fair value of acquired net assets	(1,243,394)
Fair value of acquired net assets	2,614,662
Gain due to profitable purchase resulting from takeover of NCB	453,569

According to the accounting practices adopted in Brazil and international accounting standards issued by CPC 15 and IFRS 3R, the 47% interest in the capital stock of Globex assigned to CB as total consideration transferred shall be measured at fair value on the business combination date. Also referring to this standard, this measurement at fair value shall be guided by certain hierarchy, which requires that if shares are quoted on the organized market, they shall be regularly traded on an arm’s length transaction and share quote shall be the information to be used in the measurement of the fair value of investment assigned as part of the total consideration transferred.

Thus, when Globex’s common shares quote was used to calculate the total consideration transferred, the gain due to profitable purchase was determined and duly recognized in the Company’s interim financial statements.

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ITR –– Quarterly Financial Information - March 31, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

16. Business combinations and acquisition of minority interest - Continued

a) Association with Nova Casa Bahia (continued)

Gains due to profitable purchase (continued)

Said gain obtained is justifies for CB mainly due to extremely positive future developments deriving from this partnership with GPA. This partnership will allow to NCB better accesses to financing and synergies in all areas, such as: trade, logistics, administrative and financial areas, among others.

In addition, the partnership with CB will position Globex into a new business level, thus, allowing higher nationwide coverage, scale gains and other benefits to be converted into the benefit of our customers and employees, which will possibly result in a more attractive future profitability, and accordingly, the appreciation of shares held by CB. With 47% interest in Globex, CB will continue actively participating in this operation, whether in the direct management or through the Board of Directors.

Subsequent measurement – provisional allocation of purchase price

The NCB takeover was accounted for according to the method of acquisition, pursuant to IFRS 3R and CPC 15. The Company did not obtain a final evaluation of the acquired net asset fair value, so that to conclude that the evaluation of gain due to profitable purchase, referring to the NCB takeover.

In compliance with IFRS 3R and CPC 15, the Company will conclude the collection of data and the evaluation of acquired net asset fair value, as well as the consideration transferred in 2011 over 12 months as of the business combination date.

The costs of the transactions, totaling R$100,100 were treated as expense and included in other operating expenses.

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ITR –– Quarterly Financial Information - March 31, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

17. Loans and borrowings

(i) Breakdown of debt

		Parent Company
	Note	03.31.2011	12.31.2010

Debentures
Debentures	17c	508,049	523,574
Swap contracts	17a	625	598
Funding fees		(3,239)	(3,497)
		505,436	520,675
Local currency
BNDES	17b	52,392	39,099
Financial lease	20	19,834	20,789
Swap contracts	17a		(3)
Funding fees		(4,538)	(4,525)
Anticipation of receivables		-	249,997
		67,688	55,357
Foreign currency
Working capital	17a	359,066	366,592
Swap contracts	17a	55,665	35,778
Funding fees		(328)	(372)
		414,404	401,998
Total current		1,228,030	978,033

		Consolidated
	Note	03.31.2011	12.31.2010

Debentures
Debentures	17c	508,049	523,574
Swap contracts	17a	625	598
Funding fees		(3,239)	(3,497)
		505,436	520,675
Local currency
Working capital	17a	1,841,986	1,604,525
Financial lease	20	65,425	71,277
Swap contracts			(439)
Funding fees		(6,788)	(6,770)
Anticipation of receivables		-	249,997
		1,992,333	1,999,495

Foreign currency
Working capital	17a	815,561	414,140
Swap contracts	17a	120,040	43,856
Funding fees		(830)	(661)
		934,770	457,335

Total current		3,432,539	2,977,505

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ITR –– Quarterly Financial Information - March 31, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

17. Loans and borrowings - Continued

(i) Breakdown of debt (continued)

		Parent Company
	Note	03.31.2011	12.31.2010
Debentures
Debentures	17d	1,458,310	1,075,538
Funding fees		(7,311)	(8,066)
		1,450,999	1,067,472
Local currency
Working capital	17a	1,013,870	703,049
Financial lease	20	61,538	66,129
Swap contracts	17a	19,603	7,967
Funding fees		(8,358)	(9,486)
		1,463,384	1,125,712
Foreign currency
Working capital	17a	291,113	296,147
Swap contracts	17a	48,865	35,055
Funding fees		(353)	(426)
		339,625	330,776

Total noncurrent		3,254,008	2,523,960

		Consolidated
	Note	03.31.2011	12.31.2010
Debentures
Debentures	17d	1,458,310	1,075,538
Funding fees		(7,311)	(8,066)
		1,450,999	1,067,472
Local currency
BNDES	17b	391,576	381,519
IBM		10,217	101,097
Working capital	17a	1,372,126	1,073,135
FIDCs	10	2,345,994	2,280,517
Financial lease	20	89,709	113,277
Swap contracts	17a	21,471	8,134
Funding fees		(10,584)	(12,272)
		4,220,510	3,844,047
Foreign currency
BNDES	17b		-
Working capital	17a	391,509	617,826
Swap contracts	17a	60,538	63,059
Funding fees		(362)	(468)
		451,685	680,417

Total noncurrent		6,123,194	5,591,936

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

17. Loans and borrowings - Continued

(ii) Noncurrent maturity

	Parent
Year	Company	Consolidated
From 13 to 24 months	75,839	1,331,715
From 25 to 36 months	1,022,030	2,633,280
From 37 to 48 months	1,645,837	1,646,305
From 49 to 60 months	144,888	140,746
Over 60 months	381,434	389,405
Subtotal	3,270,028	6,141,451

Funding cost	(16,021)	(18,257)
Total	3,254,007	6,123,194

a) Working capital financing

Obtained from local banks, mainly used to finance the Company’s working capital. The loans have no collateral.

			Parent Company
		Rate	03.31.2011	12.31.2010
Debt
Local currency
Brasil	CDI	12.0%	1,013,870	703,049
			1,013,870	703,049
Foreign currency
ABN AMRO	YEN	1.69%	124,068	129,154
Santander	USD	5.94%	234,998	237,438
Itau BBA	USD	100.0%	291,113	296,147
			650,179	662,739
Swap agreements
ABN AMRO	CDI	101.8%	(10,158)	(17,037)
Santander	CDI	101.6%	65,824	52,814
Itau BBA	CDI	4.06%	48,865	35,055
Brasil	CDI	103.5%	19,604	7,964
			124,135	78,797
			1,788,184	1,444,585

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ITR –– Quarterly Financial Information - March 31, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

17. Loans and borrowings- Continued

(ii) Noncurrent maturity (continued)

a) Working capital financing (continued)

			Consolidated
		Rate	03.31.2011	12.31.2010
Debt
Local currency
Brasil	CDI	12.0%	1,392,589	1,310,708
Santander	CDI		276,860	190,317
Itaú Unibanco	CDI	1.5%	24	15
Safra	CDI		655,780	540,362
Bradesco	CDI		887,714	620,407
HSBC	CDI			4,811
Alfa	CDI	1.5%	1,143	11,040
			3,214,110	2,677,660

Foreign currency
ABN AMRO	YEN	4.92%	247,951	252,556
Santander	USD	5.94%	333,436	337,693
Bradesco	USD		63,807
Itaú BBA	USD	100.0%	291,113	296,147
Brasil	YEN		270,763	145,571
			1,207,070	1,031,967
Swap agreements
ABN AMRO	CDI	104.2%	17,952	4,188
Santander	CDI	101.6%	80,205	56,560
Itaú BBA	CDI	100.0%	48,865	35,055
Bradesco	CDI		2,632	-
Brasil	CDI	103.6%	52,394	18,808
			202,048	114,612

			4,623,230	3,824,239

The Company uses swap transactions to exchange U.S. dollar-denominated and yen-denominated obligations and fixed interest rates to the Brazilian real pegged to CDI (floating) interest rate. The Company contracts swap operations with the same counterparty currency and interest rates swap transactions. The CDI annual benchmark rate at March 31, 2011 was 10.37% (9.87% at December 31,2010).

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

17. Loans and borrowings- Continued

(ii) Noncurrent maturity (continued)

a) Working capital financing (continued)

The Company signed promissory notes and letters of guarantee in the amount of R$37,346 given as collateral for loans and borrowings with Banco IBM and Brazilian Development Bank (BNDES).

In the working capital, there is a balance of R$1,920,148 referring to subsidiary NCB, funds to finance working capital are raised with local financial institutions in local and foreign currencies and vendor operations. Vendor is a sales line of credit based on the credit assignment, executed between vendors and financial institutions, thus, allowing vendors to sell their products by installments and receive in cash. The Company applies the rate of up to 1.5% monthly and maximum terms of up to 60 days.

The Company signed promissory notes and letters of guarantee in amount corresponding to the loans and borrowings with Banco IBM and the Brazilian Development Bank (BNDES).

These refer to CDCI borrowings, deriving from financed amounts to the subsidiary NCB’s customers, with sales made and monthly installments. The financial charges have an average rate of 12.14% p.a. over which the subsidiary has co-obligation with financial institutions, secured by promissory notes issued by subsidiary and by the assignment of receivables.

b) BNDES credit line

The line of credit agreements denominated in reais, with the Development Bank (BNDES), are subject to the indexation based on the TJLP rate (long-term rate), plus annual interest rates, or are denominated based on a basket of foreign currencies to reflect the BNDES’ funding portfolio, plus annual fixed interest rates. Financing is paid in monthly installments after a grace period, as mentioned below.

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

17. Loans and borrowings - Continued

(ii) Noncurrent maturity (continued)

b) BNDES credit line (continued)

The Company cannot offer any assets as collateral for loans to other parties without the prior authorization of BNDES and it must comply with certain financial ratios, calculated based on the consolidated balance sheet, as follows: (i) maintenance of a capitalization ratio (shareholders' equity/total assets) equal to or in excess of 0.30 and (ii) maintenance of a current ratio (current assets/current liabilities) equal to or in excess of 1.05. The Company controls and monitors these indexes.

At March 31, 2011, the Company was in compliance with the aforementioned clauses.

Parent Company
Annual financial charges	Number of monthly installments	Maturity	03.31.2011	12.31.2010

TJLP + 3.2%	60	Nov/12	55,077	63,339
TJLP + 2.7%	60	Nov/12	7,956	9,150
TLJP+ 4.5%	60	Dec/16	40,000	40,000
TLJP+ 4.5%	60	Dec/16	41,000	41,000
TLJP+ 4.5%	60	Dec/16	98,987	98,663
TLJP+ 4.5%	60	Dec/16	45,000	45,000
TLJP+ 4.5%	60	Dec/16	100,000	100,000
TLJP+ 4.5%	60	Dec/16	20,000
TLJP+ 4.5%	60	Dec/16	11,100
TLJP+ 4.5%	60	Dec/16	10,000

			429,121	397,152

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ITR –– Quarterly Financial Information - March 31, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

17. Loans and borrowings - Continued

(ii) Noncurrent maturity (continued)

b) BNDES credit line (continued)

Consolidated
Annual financial charges	Number of monthly installments	Maturity	03.31.2011	12.31.2010

TJLP + 3.2%	60	Nov/12	55,077	63,339
TJLP + 2.7%	60	Nov/12	7,956	9,150
TLJP + 4.5%	1	Jan/11		149
TJLP + 2.3%	11	Nov/11	6,464	8,889
TJLP + 2.3%	11	Nov/11	690	1,109
TLJP+ 2.3%	11	May/12	3,672	4,459
TLJP+ 2.3%	30	Jun/13	37,897	43,591
TLJP+ 2.8%	11	Nov/11	3,042	4,183
TLJP+ 2.8%	17	May/12	2,244	2,725
TJLP+ 4.5%	48	Dec/14	157	169
TJLP+ 4.5%	60	Dec/16	40,000	40,000
TJLP+ 4.5%	60	Dec/16	41,000	41,000
TJLP+ 4.5%	60	Dec/16	98,987	98,663
TJLP+ 4.5%	60	Dec/16	45,000	45,000
TJLP+ 4.5%	60	Dec/16	100,000	100,000
TJLP+ 4.5%	60	Dec/16	20,000
TJLP+ 4.5%	60	Dec/16	11,100
TJLP+ 4.5%	60	Dec/16	10,000

			483,286	462,424

c) Redeemable PAFIDC quotas

As per CPC 38 (IAS 39), the Company records the amounts related to the senior quotas as “Loans and borrowings”.

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ITR –– Quarterly Financial Information - March 31, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

17. Loans and borrowings - Continued

(ii) Noncurrent maturity (continued)

d) Debentures

			Parent Company and Consolidated
	Type	Outstanding debentures	Annual financial charges	Unit price	03.31.2011	12.31.2010

6th Issue – 1st Series	No preference	54,000	CDI + 0.5%	10,458	363,293	559,195
6th Issue – 2nd Serie	No preference	23,965	CDI + 0.5%	10,458	161,228	248,169
7th Issue – 1st Series	No preference	200	119% of CDI	1,056,320	243,412	234,979

8th Issue – 1st Series	No preference	500	109.5% of CDI	1,003,959	571,864	555,772
6th Issue – 1st and	Interest rate
2nd Series	swap	-	104.96% of CDI	-	625	598
8th Issue – 1st Series		610	109.5% of CDI	1,027,153	626,564
Funding cost					(10,551)	(11,564)
Current and
noncurrent					1,956,435	1,588,147
Noncurrent liabilities					1,450,999	1,067,472
Current liabilities					505,436	520,675

(i) Breakdown of outstanding debentures

	Number of
	debentures	Value

At December 31, 2010	777,965	1,588,147

Interest and swap paid		(42,534)
Net interest payment and swap		(199,177)
8th Issue	610,000	610,000
At March 31, 2011	1,387,965	1,956,435

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

17. Loans and borrowings - Continued

(ii) Noncurrent maturity (continued)

d) Debentures (continued)

(ii) Additional information

6th issue – On March 27, 2007, the Company’s Board of Directors approved the issue of 77,965 debentures, corresponding to the total amount of R$ 779,650. The debentures issued within the scope of the 6th issue have the following characteristics:

Two series: 54,000 and 23,965 debentures were issued in the first and second series, respectively.

Class and convertibility: not convertible into shares issued by the Company.

Type: unsecured.

Issue date: March 1, 2007.

Term and maturity: seventy-two (72) months, thus maturing on March 1, 2013.

Remuneration: daily average rate of one-day DI – Interbank Deposits, known as “over extra group,” expressed as annual percentage, based on a year of 252 days, calculated and disclosed by CETIP – Clearing House for the Custody and Financial Settlement of Securities, plus annual spread of 0.5%, of principal, due half-yearly, as of the issue date, always on March and September 1 every year.

Amortization: to be amortized in three (3) annual installments: March 1, 2011, March 1, 2012, and March 1, 2013. On each amortization payment date, 25,988 debentures will be paid.

Guarantee: not guaranteed.

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

17. Loans and borrowings - Continued

(ii) Noncurrent maturity (continued)

d) Debentures (continued)

(ii) Additional information (continued)

Optional early redemption: as of the 18th month after the issue date, the Company may fully or partially redeem in advance the debentures by paying (i) the Unit Face Value plus Remuneration, calculated on a “pro rata temporis” basis, as of the issue date or the last date of payment of the Remuneration, where applicable, until the date of its effective payment; or (ii) reimbursement of premium corresponding to, at most, 1.5%, calculated on a “pro rata temporis” basis, decreasing over time. The partial redemption, if applicable, may occur through a draw, pursuant to paragraph 1 of Article 55 of Law 6,404 of December 15, 1976 (“Brazilian Corporation Law”) and other applicable rules.

Financial ratios: calculated based on the Company’s consolidated interim financial information in BR GAAP: (i) net debt (debt less cash and cash equivalents and accounts receivable) not exceeding the shareholders’ equity; (ii) consolidated net debt/EBITDA ratio, lower or equal to 3.25. At March 31, 2011 the Company was in full compliance with all these ratios.

Utilization of funds: the funds raised through the series of the 6th issue of debentures will be used by the Company to strengthen working capital and to pay current debt.

7th issue – at June 8, 2010, the Company’s Board of Directors approved the issue and the restricted offering of 200 non-convertible debentures, in the total amount of R$ 200,000. The debentures issued within the scope of the 7th issue have the following characteristics:

Series: single

Class and convertibility: registered, book-entry and without issuing share certificates. The debentures are not converted into shares issued by the Company.

Type: unsecured.

Issue date: June 15, 2009.

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

17. Loans and borrowings - Continued

(ii) Noncurrent maturity (continued)

d) Debentures (continued)

(ii) Additional information (continued)

Term and maturity: seven hundred and twenty (720) days as of the issue date, thus maturing on June 5, 2011.

Remuneration: 119% of average daily rates of one-day DI – Interbank Deposits, known as “over extra group,” expressed as a percentage per annum, based on a year of 252 days, daily calculated and published by CETIP.

Amortization: amortization in a lump sum on the maturity date.

Early redemption: not applicable.

Guarantee: not guaranteed.

Financial ratios: calculated based on the Company’s consolidated interim financial information: (i) net debt (debt less cash and cash equivalents and accounts receivable) not exceeding the shareholders’ equity; (ii) consolidated net debt/EBITDA ratio, lower or equal to 3.25. At December 31, 2010 the Company was in full compliance with all these ratios.

Utilization of funds: funds raised by means of the 7th issue shall be exclusively used by the Company to acquire farming and ranching products with its vendors who are agricultural producers and/or cooperatives listed in the respective Deed of Issue within a term not exceeding five (5) months as of the issue date to be sold at the Company’s establishments.

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ITR –– Quarterly Financial Information - March 31, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

17. Loans and borrowings - Continued

(ii) Noncurrent maturity (continued)

d) Debentures (continued)

(ii) Additional information (continued)

8th issue – at December 4, 2010, the Company’s Board of Directors approved the issue and the restricted offering of 500 non-convertible debentures, in the total amount of R$500,000. The debentures issued within the scope of the 8th issue have the following characteristics:

Series: single.

Class and convertibility: registered, book-entry and without issuing share certificates. The debentures are not converted into shares issued by the Company.

Type: unsecured.

Issue date: December 15, 2009.

Term and maturity: sixty (60) months as of the issue date, thus maturing at December 15, 2014.

Remuneration: 109.5% average daily rates of one-day DI – Interbank Deposits, known as “over extra group,” expressed as annual percentage, based on a year of two hundred and fifty-two (252) days, calculated and published by CETIP. The Remuneration will be paid as of the thirty-sixth (36th) month after the issue date, on the following dates: (i) December 15, 2012; (ii) June 15, 2013; (iii) December 15, 2013; (iv) June 15, 2014; and (v) on the Maturity Date, December 15, 2014.

Amortization: the unit face value of the debentures will be amortized on the following dates: (i) December 15, 2012; (ii) June 15, 2013; (iii) December 15, 2013; (iv) June 15, 2014. On each date, one fifth (1/5) of the unit face value of the debentures (R$1,000,000) will be paid.

Early redemption: the Company is entitled to early redemption at any time, at its exclusive discretion, pursuant to the conditions established in the deed of issue.

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

17. Loans and borrowings - Continued

(ii) Noncurrent maturity (continued)

d) Debentures (continued)

(ii) Additional information (continued)

Guarantee: unsecured.

Financial ratios: calculated based on the Company’s consolidated interim financial statements prepared under BR GAAP: (i) net debt (debt less cash and cash equivalents and accounts receivable) not exceeding the shareholders’ equity; (ii) consolidated net debt/EBITDA ratio, lower or equal to 3.25. At March 31, 2011 the Company was in full compliance with all these ratios.

Utilization of funds: the funds raised through the 8th issue of debentures shall be used by the Company to maintain its cash strategy and to strengthen its working capital.

9h issue – at January 5, 2011, the Company’s Board of Directors approved the issue and the restricted offering of 610 non-convertible debentures, in the total amount of R$610,000. The debentures issued within the scope of the 9th issue have the following characteristics:

Series: single

Class and convertibility: registered, book-entry and without issuing share certificates. The debentures are not converted into shares issued by the Company.

Type: unsecured.

Issue date: January 5, 2011.

Term and maturity: thirty six (36) months as of the issue date, thus maturing on January 5, 2014.

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ITR –– Quarterly Financial Information - March 31, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

17. Loans and borrowings - Continued

(ii) Noncurrent maturity (continued)

d) Debentures (continued)

(ii) Additional information (continued)

Remuneration: 107.75% of average daily rates of one-day DI – Interbank Deposits, known as “over extra group,” expressed as a percentage per annum, based on a year of 252 days, daily calculated and published by CETIP.

Amortization: the unit face value of debentures will not be partially amortized throughout the effectiveness term of debentures. The unit face value of each debenture will be fully and exclusively paid on the maturity date.

Early redemption: the Company is entitled to early redemption at any time, at its exclusive discretion, pursuant to the conditions established in the deed of issue.

Guarantee: unsecured.

Financial ratios: calculated based on the Company’s consolidated interim financial statements prepared in BR GAAP: (i) net debt (debt less cash and cash equivalents and accounts receivable) not exceeding the shareholders’ equity; (ii) consolidated net debt/EBITDA ratio, lower or equal to 3.25. At March 31, 2011 the Company was in full compliance with all these ratios.

Utilization of funds: funds raised by means of the 9th issue shall be used by the Company to maintain its cash strategy and strengthen its working capital.

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ITR –– Quarterly Financial Information - March 31, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

18. Financial instruments

The Company uses financial instruments in order to sustain its growth strategy. The derivative transactions have the exclusive objective of reducing the exposure to the foreign currency fluctuation and interest rate risks and to maintain a balanced capital structure.

Financial instruments have been reported pursuant to CPCs 38 and 39 (IAS 39 and 32). The main financial instruments and their amounts by category are as follows:

		Parent Company
	Carrying amount		Fair value
	03.31.2011	12.31.2010	03.31.2011	12.31.2010
Cash and cash equivalents	1,941,991	1,757,576	1,941,991	1,757,576
Receivables and FIDC	592,372	1,050,769	592,372	1,050,769
Related parties, net	668,689	290,736	668,689	290,736
Vendors	(2,048,273)	(2,219,699)	(2,048,273)	(2,219,699)
Loans and borrowings	(2,203,728)	(2,163,843)	(2,220,099)	(2,163,843)
Debentures	(1,956,435)	(1,588,147)	(1,792,158)	(1,580,328)
Net exposure	(3,005,384)	(2,872,608)	(2,857,478)	(2,864,789)

		Consolidated
	Carrying amount		Fair value
	03.31.2011	12.31.2010	03.31.2011	12.31.2010
Cash and cash equivalents	3,587,926	3,817,994	3,587,926	3,817,994
Financial investments	369,249	608,002	369,249	608,002
Receivables and FIDC	4,836,082	4,658,864	4,836,082	4,658,864
Related parties, net	123,360	(98,050)	123,360	(98,050)
Vendors	(4,864,379)	(5,306,349)	(4,864,379)	(5,306,349)
Loans and borrowings	(7,451,123)	(6,981,293)	(7,467,494)	(6,981,293)
Debentures	(1,956,435)	(1,588,147)	(1,792,158)	(1,580,328)
Net exposure	(5,355,320)	(4,888,979)	(5,207,414)	(4,881,160)

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ITR –– Quarterly Financial Information - March 31, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

18. Financial instruments - Continued

The Company adopts risk control policies and procedures, as outlined below:

a) Considerations on risk factors that may affect the business of the Company

(i) Credit risk

  Cash and cash equivalents: in order to minimize credit risk of these investments, the Company adopts policies restricting the marketable securities that may be allocated to a single financial institution, and take into consideration monetary limits and financial institution credit ratings, which are frequently updated (Note 7).

  Receivables: the Company sells directly to individual customers through post-dated checks, in a very small portion of sales, 0.13% in the quarter ended March 31, 2011 (0.27% at March 31, 2010).

  The Company also has counterparty risk related to the derivative instruments; such risk is mitigated by the Company’s policy of carrying out transactions with renowned financial institutions and credit card and/or tickets sales are mostly assigned to PAFIDC, the risk of which is related and limited to the amount of subordinated shares held by the Company (Note 10).

(ii) Interest rate risk

The Company is subject to increased interest rate risk, due to the CDI related debts. Balances of marketable securities indexed by CDI, partially offset this effect.

(iii) Exchange rate risk

The Company is exposed to exchange rate fluctuations, which may increase the liabilities balances of foreign currency-denominated loans. Therefore, the Company enters into swap agreements to hedge against exchange variation deriving from foreign currency-denominated loans.

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ITR –– Quarterly Financial Information - March 31, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

18. Financial instruments - Continued

a) Considerations on risk factors that may affect the business of the Company (continued)

(iv) Derivative financial instruments

The Company’s derivatives contracted before December 31, 2008, are measured at fair value through income statement, including: (i) Swap agreements of foreign currency debts (U.S. dollars and Japanese yen), to convert from fixed interest rates and foreign currencies to Brazilian Reais and domestic variable interest rates (CDI). These agreements amounted to a notional amount of R$3,400,941 and R$2,760,149 at March 31, 2011 and December 31, 2010. These instruments are contracted with the same financing terms and the with same financial institution, within the limits approved by Management and (ii) The remaining swap agreements are primarily related to debentures and BNDES loans, exchanging variable domestic interest rates plus fixed interest rates with variable interest rates (CDI).

According to the Company’s treasury policy, swaps with caps are not allowed, as well as return clauses, double index, flexible options or any other types of options different from traditional swaps, for speculative purposes, rather than for hedging purposes.

The Company designates some of its swap agreements as fair value hedges. These agreements cover a portion of foreign currency debts (U.S. dollars), to convert from fixed interest rates and foreign currencies to Brazilian Reais and domestic variable interest rates (CDI). These agreements amounted to a notional amount of R$188,962 and R$115,209 at March 31, 2011 and December 31, 2010. These instruments are contracted with the same terms of the financing agreement, preferably with same financial institution and within the limits approved by Management.

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ITR –– Quarterly Financial Information - March 31, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

18. Financial instruments - Continued

a) Considerations on risk factors that may affect the business of the Company (continued)

(iv) Derivative financial instruments (continued)

		Parent Company		Consolidated
		Notional value		Fair value
		03.31.2011	12.31.2010	03.31.2011	12.31.2010
Fair value hedge
Purpose of hedge
(debt)		1,698,560	1,296,750	1,711,803	1,321,654

Long position
Pre-fixed rate	11.05% p.a.	1,698,560	1,296,750	1,709,574	1,321,654

Short position
	% CDI 105.7% p.a.	(1,698,560)	(1,296,750)	(1,785,083)	(1,364,408)
Net position		-	-	(75,509)	(42,753)

		Parent Company		Consolidated
		Notional value		Fair value
		03.31.2011	12.31.2010	03.31.2011	12.31.2010
Swap agreements measured by fair value
through income statement

Long position
USD + Fixed	5.92%p.a.	771,514	575,518	796,859	617,498
YEN + Fixed	1.69%p.a.	108,231	108,231	123,405	127,371
CDI + Fixed	100%CDI+0.05%p.a.	519,767	779,650	527,974	811,600
		1,399,512	1,463,399	1,448,237	1,556,470
Short position
% CDI		(1,399,512)	(1,463,399)	(1,561,690)	(1,628,925)
Swap net position			-	(113,453)	(72,455)

Total swap net position			-	(188,962)	(115,209)

Other instruments marked to fair value showed effects of R$(8,830) and R$2,525 in the financial result line in the income statement for the years ended December 31, 2010 and 2009, respectively.

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ITR –– Quarterly Financial Information - March 31, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

18. Financial instruments - Continued

a) Considerations on risk factors that may affect the business of the Company (continued)

(v) Capital risk management

The main objective of the Company’s capital management is to ensure that the Company maintains a solid credit rating and one reason of problem-free capital so that to support businesses and maximize the shareholder value. The Company manages the capital structure and makes adjustments taking into account changes in the economic conditions.

There were no changes as to objectives, policies or processes during the three-month period ended March 31, 2011.

	Parent Company		Consolidated
Loans and financing	3.31.2011	12.31.2010	3.31.2011	12.31.2010
(-) Cash and cash equivalents	4,241,535	3,751,990	9,555,733	8,569,441
Net Debt	(1,941,991)	(1,757,576)	(3,587,926)	(3,817,994)
	2,299,544	1,994,414	2,632,193	4,751,447
Shareholders' Equity	6,106,434	7,098,589	6,103,434	9,583,770

Shareholders' Equity and Net Debt	8,405,978	9,093,003	12,074,241	14,335,217

(vi) Fair values of derivative financial instruments

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction.

Fair values are calculated by projecting the future cash flows of operations, using the curves of BM&F Bovespa and discounting them to present value, using CDI market rates for swaps published by BM&F Bovespa.

Fair values of swaps –the exchange of the dollar and fixed coupon rate for the CDI projection was obtained by using exchange rates prevailing in the market on the balance sheet dates and rates projected by the market obtained from currency coupon curves. In order to determine the coupon of foreign currency indexed-positions, the straight line

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ITR –– Quarterly Financial Information - March 31, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

convention of 360 consecutive days was adopted and to determine the coupon of CDI indexed-positions the exponential convention of 252 business days was adopted.

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

18. Financial instruments - Continued

b) Sensitivity analysis of derivative financial instruments

Below is a sensitivity analysis chart, for each type of market risk deemed as relevant by Management.

The Company assessed the most likely scenario, at each contract maturity date using the BM&F BOVESPA market projection for currency and interest rates. The reasonably possible scenario is used by the Company to estimate the fair value of the financial instruments. For scenarios II and III, the Company assumes a deterioration of 25% (scenario II) and 50% (scenario III – extreme situation scenario) of the market projection for currency and interest rates.

The Company disclosed the net exposure of the derivatives and corresponding financial instruments in the sensitivity analysis chart below, for each of the scenarios mentioned:

(i) Fair value hedge (at maturity dates)

			Market projection
Operations	Risk	Scenario I	Scenario II	Scenario III

Debt at pre-fixed rate	Rate increase	(973,501)	(1,044,853)	(1,111,533)
Swap (asset position in pre-
fixed rate)	Rate increase	967,345	1,036,780	1,101,379
	Net effect	(6,156)	(8,073)	(10,154)

Swap (liability position in CDI)	CDI decrease	(968,630)	(968,630)	(962,664)
Total net effect		-	(1,918)	1,968

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

18. Financial instruments - Continued

b) Analysis of sensitivity of derivative financial instruments (continued)

(ii) Derivatives accounted for at fair value through income statement

			Market projection
Operations	Risk	Scenario I	Scenario II	Scenario III

Debt at pre-fixed rate	USD increase	(1.248.832)	(1.561.040)	(1.873.248)
Swap (asset position in pre-fixed
rate)	USD increase	1.255.830	1.569.788	1.883.747
	Net effect	6.998	8.748	10.499
Debt – YEN	YEN increase	(134.295)	(167.869)	(201.443)
Swap (asset position in YEN)	YEN increase	134.295	167.869	201.443
	Net effect	-	-	-

Swap (liability position in CDI)	CDI decrease	(1.271.966)	(1.281.906)	(1.292.169)

Total net effect		(382..525)	(8.190)	(16.702)
			Market projection
Transactions	Risk	Scenario I	Scenario II	Scenario III

Swap (short position in USD)	USD decrease	989,318	1,032,415	1,074,978
Swap (long position in CDI)	CDI increase	(989,298)	(1,034,550)	(1,079,264)
	Net effect	20	(2,135)	(4,286)

Net total effect		20	(2,135)	(4,286)

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

18. Financial instruments - Continued

b) Analysis of sensitivity of derivative financial instruments (continued)

(ii) Other financial instruments

		Balance at December		Market projection
Transactions	Risk	31, 2010	Scenario I	Scenario II	Scenario III

Loans and borrowings :
Debentures:
6th issue	100.05% of CDI	807,364	909,580	1.033.307	1.200.943
7th issue	119.00% of CDI	235,977	314,791	423.440	582.728
8th issue	109.50% of CDI	555,772	682,206	844.408	1.069.285
9th issue	107.75% of CDI	610,000	748,772	926.800	1.173.619
Total debentures		2,209,112	2,655,349	3.227.955	4.026.575

PAFIDC (Senior quotas)	109.5% of CDI	1,096,130	1,290,200	1.531.330	1.859.452
Total loans and
borrowings exposure		3,305,242	3,945,549	4.759.285	5.886.027

Marketable securities (*)	100.60% of CDI	4,094,969	4,618,003	5.251.396	6.109.415
Total net exposure (and deterioration
compared to scenario I)		789.727	(117.273)	(180,343)	(449,066)
(*) weighted average

Sensitivity assumptions

The Company used projected future interest and U.S. dollar rates, obtained with BM&F on the maturity date of each agreement, considering an increment of 25% in scenario II and an increment of 50% for scenario III.

In order to calculate the net exposure, all derivatives were considered at fair value on respective maturity dates, as well as their related debts (hedged items) and other Company’s financial instruments.

The total net effect of scenarios mentioned above is primarily due to the Company’s exposure to CDI.

The Company has in its subsidiary Globex, at March 31, 2011, an amount of R$16,046 (US$9,857 thousand) related to cash balances in banks.

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ITR –– Quarterly Financial Information - March 31, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

18. Financial instruments - Continued

c) Fair value measurements

Consolidated assets and liabilities measured at fair value are summarized below:

	March 31, 2011	Significant other observable assumptions (Level 2)

Cross-currency interest rate swaps	(177,824)	(177,824)
Interest rate swaps	(11,130)	(11,130)
	(188,954)	(188,954)

Cash and cash equivalents are classified within Level 2 and the fair value is estimated based on broker reports that utilize quoted market prices for similar instruments.

The fair value of other financial instruments described in Note 18 (a) (v) approximate carrying value based on existing payment terms. The Company has no outstanding assets or liabilities in which its fair value could be measured using prices based on active markets for identical instruments (Level 1) and significant unobservable inputs (Level 3) at March 31, 2011.

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

18. Financial instruments - Continued

c) Fair value measurements (continued)

At March 31, 2011, the derivatives position was presented as follows

					Amount Payable or Receivable		Fair Value
Description	Counterparties	Notional	Contracting Date	Maturity	03.31.2011	12.31.2010	03.31.2011	12.31.2010

Exchange swaps
registered at CETIP	ABN AMRO	YEN 6,281,550	10/30/2007	10/31/2011	10,957	19,005	10,158	17,037
(JPY x CDI)

Exchange swaps	Santander	US$ 40,000	11/21/2007	4/29/2011	(22,716)	(19,263)	(22,121)	(17,841)
registered at CETIP		US$ 40,000	11/21/2007	5/31/2011	(22,716)	(19,259)	(21,947)	(17,611)
(USD x CDI)		US$ 40,000	11/21/2007	6/30/2011	(22,716)	(19,238)	(21,755)	(17,362)
		US$ 57,471	4/16/2010	4/10/2013	(13,028)	(9,121)	(13,889)	(3,746)
	ABN AMRO	US$ 40,000	3/14/2008	3/2/2012	(18,709)	(15,284)	(17,355)	(13,146)
		US$ 15,000	3/14/2008	12/20/2011	(7,034)	(5,749)	(6,612)	(5,008)
		US$ 10,000	3/14/2008	12/20/2011	(4,474)	(3,631)	(4,143)	(3,071)
	Brasil	US$ 84,000	3/31/2010	3/12/2012	(25,448)	(19,317)	(25,180)	(11,113)
	Bradesco	US$ 38,892	7/1/2011		(2,630)	-	(2,323)	-
	Banco do Brasil 2	US$ 78,500	9/2/2011		(3,751)	-	(3,792)	-

	Itaú	US$ 175,000	7/1/2010	9/7/2013	(50,662)	(37,229)	(48,865)	(35,055)

Interest rate Swap	Banco do Brasil	$117,000	12/23/2010	12/24/2013	194	29	(3,173)	(1,253)
	(*)	$33,000	12/23/2010	12/24/2012	83	11	(95)	(95)
registered at CETIP		$160,000	12/23/2010	1/14/2013	399	52	(513)	(513)
(Prefixed rate x CDI)		$35,000	12/23/2010	28/02/213	84	11	(154)	(154)
						461	-	437
		$80,000	6/28/2010	6/12/2013	493	404	(847)	(847)
		$130,000	6/28/2010	6/6/2014	676	575	(2,190)	(2,190)
		$130,000	6/28/2010	6/2/2015	580	511	(2,915)	(2,911)
		$200,000	3/31/2010	3/7/2013	2,751	2,627	(825)	362

	Unibanco	$779,650	6/25/2007	3/1/2013	(14)	(6)	625	(598)

	Santander	$50,000	6/28/2010	6/12/2013	331	297	(1,043)	(531)

	(*) Renewal of agreements				Total		(188,954)	(115,210)

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ITR –– Quarterly Financial Information - March 31, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

19. Provision for litigations

Provision for litigations is estimated by Management, supported by its legal counsel. Such provision was set up in an amount considered sufficient to cover losses considered probable by the Company’s legal counsel and is stated net of related judicial deposits, as shown below:

			Parent Company
	COFINS			Civil and
	and PIS	Other	Labor	other	Total
Balance at December 31, 2009	34,842	38,683	-	32,972	106,497
Additions	-	213,891	27,433	2,340	243,665
Reversal/payment	-	(9,517)	(23,735)	(9)	(33,261)
Monetary restatement	3,101	3,919	6,945	6,727	20,690
Judicial deposits	-	(25)	(10,643)	(66)	(10,734)
Balance at December 31, 2010	37,943	246,951	-	41,964	326,857
Additions		5,414	3,549	44	9,007
Reversal/payment		(23,789)	(2,928)	(614)	(27,331)
Monetary restatement	889	5,999	1,969	1,547	10,404
Judicial deposits		(10)	(2,590)		(2,598)
Balance at March 31, 2011	38,832	234,565	0	42,941	316,339

			Consolidated
	COFINS			Civil and
	and PIS	Other	Labor	other	Total
Balance at December 31, 2009	161,391	251,064	45,892	119,996	578,343
Additions	5,640	224,918	43,859	23,989	298,406
Reversal/payment	-	(26,618)	(50,727)	(14,134)	(91,479)
Transfer	-	9,745	(264)	(9,481)	-
Monetary restatement	8,601	8,283	10,904	10,295	38,083
Tax installment payment-Law 11,941/09	(71,164)	(10,610)	-	-	(81,774)
Business combination Globex	-	(20,140)	1,744	1,205	(17,191)
Judicial deposits	-	1,419	(23,834)	(4,167)	(26,582)
Balance at December 31, 2010	104,468	438,061	27,574	127,703	697,806
Additions	2,235	12,839	10,994	644	26,712
Reversal/payment	(2,168)	(59,052)	(9,739)	(5,167)	(76,126)
Transfer	(555)	8,679	12,155	(20,279)	-
Monetary restatement	3,393	23,825	3,463	3,020	33,701
Judicial deposits	(1,861)	(1,514)	(3,200)	-	(6,575)

Balance at March 31, 2011	105,512	422,838	41,246	105,921	675,517

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ITR –– Quarterly Financial Information - March 31, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

19. Provision for litigations - Continued

a) Taxes

Tax claims are indexed to the Central Bank Overnight Rate (“SELIC”), 9.98% at March 31, 2011 (9.37% at December 31, 2010), and are subject, when applicable, to fines. In all cases, both interest charges and fines, when applicable, have been computed and fully accrued with respect to unpaid amounts.

Tax claims are subject to monthly adjustment to the amount of provisions for litigations according to the index rates used by each tax jurisdiction. The monetary adjustment is required by laws for all tax amounts, including provision for litigations.

COFINS and PIS

With the non-cumulativeness treatment when calculating PIS and COFINS, the Company and its subsidiaries started calling into question the right to exclude the ICMS from the calculation basis of these two contributions.

Regarding the debt referring to the Cofins rate increase, the Company filed a lawsuit requesting to exclude the default charges in the consolidated debt from the federal installment payment, established by Law 11,941/08. Additionally, a Company’s subsidiary offset PIS and Cofins tax debits with IPI credits – inputs submitted to zero rate or tax exemption - acquired from third parties (transferred based on a final and unappealable court decision).The claims amounts of PIS and COFINS at March 31, 2011 is R$105,512 (R$104,468 at December 31, 2010).

Other

The Company and its subsidiaries have other tax claims, which after analysis of its legal counsels, were deemed as probable losses and accrued by the Company. These are: (i) tax assessment notices related to purchase, industrialization and sale of soybean and byproducts exports (PIS, COFINS and IRPJ); (ii) disagreement on the non-application of Accident Prevention Factor (FAP) for 2010; (iii) disagreement on the “Fundo de Combate à Pobreza” (State Government Fund Against Poverty), enacted by the Rio de Janeiro State government (transferred from other civil claims this year); and (iv) other less relevant issues. The amount recorded at March 31, 2011 is R$62,715 (R$55,519 at December 31, 2010).

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

19. Provision for litigations - Continued

a) Taxes (continued)

Other (continued)

In addition, the Company discusses in court the eligibility to not pay the contributions provided for by Supplementary Law 110/2001, referring to the FGTS (Government Severance Indemnity Fund for Employees) costs.

The accrued amount at March 31, 2011 is R$32,536 (R$31,088 at December 31, 2010), and a judicial deposit of R$9,668 was made (R$9,644 at December 31, 2010).

In view of the procedural progress of certain claims, the Company’s legal counsels changed the chances of loss from possible to probable, recognizing at March 31, 2011 the amount of R$181,772 (R$198,621at December 31, 2010).

This amount includes judicial and administrative litigations within federal and states scopes, as well as discussed in several states where the Company operates.

These contingencies derive from discussions related to the offset of outstanding balance, tax loss and evidence of credits validated by mergees’ legal process, as well as credits and/or administrative proceedings adopted by the Company questioned in relation to the appropriation of credits for tax replacement ICMS refund, vendors acquisitions deemed as unqualified with the state treasury department, return of goods at stores, error when applying tax rate, ancillary obligations by tax authorities.

Tax provisions for contingent liabilities were recorded in Globex subsidiary, which upon business combination are recorded, according to CPC 15 (IFRS 3) requirements. The Company re-evaluated Globex claims on the reference date of acquisition by CBD (July

6, 2009) and recognized at March 31, 2011 the amount of R$155,483 (R$159,244 at December 31, 2010) in tax contingent liabilities.

Main tax contingent liabilities recorded refer to R$70 million of administrative proceedings related to the offset of PIS contribution, under the protection of Decrees 2445/88 and 2449/88, generated in view of credits deriving from legal proceedings and R$51 million referring to the offset of tax debts with contribution credits incurring on coffee exports.

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

19. Provision for litigations - Continued

b) Labor

The Company is party to numerous lawsuits involving disputes with its employees, primarily arising from layoffs in the ordinary course of business. At March 31, 2011, the Company recorded a provision of R$106,814 (R$88,078 at December 31, 2010) referring to lawsuits whose risk of loss was considered probable; the Company also has lawsuits with risk of loss estimated as possible in the amount of R$84,601 (R$92,730 at December 31, 2010). Management, assisted by its legal counsels, evaluates these contingencies and provides for losses where reasonably estimable, bearing in mind previous experiences in relation to the amounts sought. Labor claims are indexed to the Referential Interest Rate (“TR”) (0.86% accumulated in the period ended March 31, 2011 and 0.69% in 2010) accrued of 1% monthly interest. The balance of the net provision for restricted judicial deposits is R$22,765 (R$6,809 at December 31, 2010).

Labor provisions were recorded in Globex subsidiary referring to contingent liabilities recognized upon business combination amounting to R$18,481 (R$20,765 at December 31, 2010).

c) Civil and other

The Company is a defendant, at several judicial levels, in lawsuits of civil nature, among others. The Company’s Management sets up provisions in amounts considered sufficient to cover unfavorable court decisions when its internal and external legal counsels consider losses to be probable.

Among these lawsuits, we point out the following:

  The Company files and answers various lawsuits in which it requests the review of lease amounts paid by the stores. In these lawsuits, the judge determines a provisional lease amount, which then is paid by the stores, until report and decision define the final lease amount. The set up provision of difference between the amount originally paid by the stores and that defined provisionally in these lawsuits. In other lawsuits, the Company recorded a provision for the difference between the amount paid as provisional rental and that one pleaded by adversary party, based on technical assistant’s report of the adversary party. At March 31, 2011, the accrual amount for these lawsuits is R$33,658 (R$33,349 at December 31, 2010), for which there are no judicial deposits.

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ITR –– Quarterly Financial Information - March 31, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

19. Provision for litigations - Continued

c) Civil and other (continued)

  The subsidiary Globex is party in lawsuits involving the consumer relations rights (civil claims and assessments from PROCON) and few lawsuits involving contracts terminated with vendors, and the amount referred to in said lawsuits totals R$36,076 at March 31,2011 (R$35,084 at December 31,2010). In these amounts, we point out indemnity suit filed by former services provider (Transmelhado), as a result of contractual termination, totaling R$9,317 at March 31, 2011 (R$8,990 at December 31,2010).

  Civil provisions were recorded in Globex subsidiary referring to contingent liabilities recognized upon business combination amounting to R$11,007 (R$10,745 at December 31, 2010).

Total civil actions and other at March 31, 2011 is R$105,921 (R$127,703 at December 31, 2010), net of judicial deposits.

d) Other non-accrued contingent liabilities

The Company has other litigations which have been analyzed by the legal counsels and deemed as possible but not probable; therefore, they have not been accrued, at March 31, 2011, as follows:

  INSS (Social Security Tax) – The Company was served notice regarding the non-levy of payroll charges on benefits granted to its employees, and the loss, considered possible, corresponds to R$239,354 at March 31, 2011 (R$237,690 at December 31, 2010). The proceedings are under administrative and court discussion.

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

19. Provision for litigations - Continued

d) Other non-accrued contingent liabilities (continued)

IRPJ, IRRF and CSLL – The Company has several assessment notices regarding offsetting proceedings, rules on the deductibility of provisions and payment discrepancies and overpayments; fine due to failure to comply with ancillary obligation, amongst other less significant taxes. These proceedings await decision in the administrative and court level. The amount of which corresponds to R$283,135 at March 31, 2011 (R$255,393 at December 31, 2010). The difference in value is due to new lawsuits.

COFINS, PIS and CPMF – The Company has been called into question in motion for offsetting, collection of taxes on soybean export operations, tax payment discrepancies and overpayments; fine due to failure to comply with ancillary obligation, among other less significant taxes. These proceedings await decision in the administrative and court level. The amount involved in these assessments is R$729,123  (R$722,322 at December 31, 2010).

ICMS – The Company was served notice by the state tax authorities regarding: (i) the appropriation of electricity credits; (ii) acquisitions from vendors considered to be incapable according to the state treasury’s records; (iii) return of goods to its stores; (iv) refund of tax replacement without due compliance of ancillary obligations brought by CAT Ordinance 17 of the State of São Paulo; (v) resulting from the sale of extended warranty, (vi) goods purchased from vendors who enjoy the tax benefits in states where they are located, (vii) purchase of IT products and automation including tax benefit, (viii) difference in tax classification, among others, not relevant. The total amount of these assessments is R$1,583,134 at March 31, 2011 (R$1,488,728 at December 31, 2010), which await a final decision in the administrative and court levels. The difference in value is due to new proceedings.

ISS, Municipal Real Estate Tax (“IPTU”), Property Transfer Tax (“ITBI”) and other – These are related to assessments on third parties retention, IPTU payment discrepancies, fines due to failure to comply with ancillary obligations and sundry taxes, the amount of which is R$152,812 (R$140,046 at December 31, 2010) and await administrative and court decisions.

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

19. Provision for litigations - Continued

d) Other non-accrued contingent liabilities (continued)

  Other litigations – They are related to administrative lawsuits and lawsuits under the civil court scope, special civil court, Consumer Protection Agency (“PROCON”) (in many states), Weight and Measure Institute (“IPEM”), National Institute of Metrology, Standardization and Industrial Quality (“INMETRO”) and National Health Surveillance Agency (“ANVISA”), amounting to R$133,442 (R$128,761 at December 31, 2010).

  In Globex subsidiary, provisions were not set up for the contingent liabilities of other litigations with probability of losses and amounted to R$22,066 at March 31, 2011 (R$21,515 at December 31,2010). The difference in value is due to the reclassification of tax claims of Globex subsidiary.

Occasional adverse changes in the expectation of risk of the referred lawsuits may require that additional provision for litigations be set up. The aforementioned lawsuits were not included in REFIS (Tax Recovery Program).

e) Appeal and judicial deposits

The Company is challenging the payment of certain taxes, contributions and labor-related obligations and has made court escrow deposits (restricted deposits) of corresponding amounts pending final court decisions, in addition to collateral deposits related to provisions for lawsuits.

The Company registered in its assets amounts related to judicial deposits not linked to the litigations recorded in liabilities.

f) Guarantees

	Real		Letter of
Lawsuits	Properties	Equipment	Guarantee	Total
Tax	738,283	1,662	1,456,588	2,196,533
Labor	6,156	3,177	68,248	77,581
Civil and other	31,633	1,622	33,946	67,200
Total	776,072	6,460	1,558,782	2,341,314

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ITR –– Quarterly Financial Information - March 31, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

19. Provision for litigations - Continued

g) Tax audit

According to current tax laws, municipal, federal, state taxes and social security contributions are subject to auditing in periods varying between 5 and 30 years.

20. Leasing transactions

a) Commitments and liabilities

	Parent Company		Consolidated

	03.31.2011	12.31.2010	03.31.2011	12.31.2010
Gross liability from operating lease
Minimum rental payment
Up to 1 year	277,632	289,907	476,507	489,000
1 - 5 years	834,047	914,791	1,281,521	1,372,711
More than 5 years	1,298,486	1,463,016	1,772,474	1,951,144
	2,410,165	2,667,714	3,530,502	3,812,855

The company’s believes that the non-cancellable minimum operating lease payment refers to the period of contract in normal course of operation, this obligation is shown in the chart above, as required by CPC 6 (IAS 17).

All contracts have penalty clauses in the event of breach to contract, ranging from one to six months of rent. If the Company had terminated these contracts at March 31, 2011, the fine would be R$119,127 (R$116,741 at December 31, 2010).

(i) Contingent payments

The Management considers additional rental payments as contingent payments, which vary between 0.5% and 2.5% of sales.

	Parent Company		Consolidated
	03.31.2011	03.31.2010	03.31.2011	03.31.2010
Contingent payments as expense in
the period	180,164	63,394	209,121	89,940

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ITR –– Quarterly Financial Information - March 31, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

20. Leasing transactions - Continued

a) Commitments and liabilities (continued)

(ii) Clauses with renewal or adjustment option

The terms of the agreements for the year ended March 31, 2011 vary between 5 and 25 years and the agreements may be renewed according to the rental law. The agreements have periodic adjustment clauses according to inflation indexes.

b) Financial lease

Financial lease agreements amounted to R$273,290 in March 2011 (R$311,737 in 2010), according to the chart below:

	Parent Company		Consolidated
	03.31.2011	12.31.2010	03.31.2011	12.31.2010
Finance leasing liability –minimum rental
payments
Up to 1 year	19,834	20,789	58,495	64,467
1 - 5 years	31,715	36,268	51,898	63,116
More than 5 years	29,823	29,861	37,782	37,982
Current value of financial lease agreements	81,372	86,918	148,175	165,565

Future borrowing charges	106,653	115,458	125,115	127,183
Gross amount of financial lease agreements	188,025	202,376	273,290	292,747

	Parent Company		Consolidated
	03.31.2011	03.31.2010	03.31.2011	03.31.2010

Contingent payments as expense in the period	878	815	1,532	1,261

The term of the agreements in the year ended at December 31, 2010 vary between 5 and 25 years and the agreements may be renewed according to the rental law 12,122 of 2010.

	Parent Company		Consolidated
	03.31.2011	03.31.2010	03.31.2011	12.31.2010

Minimum rentals	73,728	73,565	99,359	97,517
Contingent rentals	9,293	2,903	226,573	64,420
Sublease rentals	(16,792)	(16,339)	(23,084)	(22,351)
	66,229	60,129	302,848	139,586

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

20. Leasing transactions - Continued

b) Financial lease (continued)

At October 3, 2005, the Company sold 60 properties (28 Extra hypermarkets and 32 Pão de Açúcar supermarkets), the net carrying amount of which was R$1,017,575 to the Península Fund (controlled by Diniz Family). The Company received R$1,029,000. The sold properties were leased back to the Company for a 25-year period, and may be renewed for two further consecutive periods of 10 years each. As a result of this sale, the Company paid R$25,517, at the inception date of the store lease agreement, as an initial fee for entering into a long term contract. The initial fee was recorded in deferred charges and is being amortized through the lease agreement of the related stores.

Pursuant to the agreement of this transaction, the Company and Casino Group received a “golden share”, which provided to both veto rights that ensure the properties will be used in the manner the parties intend for the term of the lease agreement.

The Company is permitted to rescind the lease agreement, paying a penalty of 10% of the remaining rents limited to 12 months.

21. Balances and transactions with related parties

The transactions with related parties shown below result mainly from the operations the Company and its subsidiaries maintain among themselves and with other related entities and were substantially carried out at market prices, terms and conditions, except for the trade commission operations between the Company and subsidiary Sendas whose remuneration was decreased to 0% per period.

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

21. Balances and transactions with related parties - Continued

a) Sales and purchases of goods

The following related parties transactions are carried out at cost prices.

	Parent Company		Consolidated
	03.31.2011	12.31.2010	03.31.2011	12.31.2010
Customers:
Novasoc Comercial	33,025	37,678	-	-
Sé Supermercados	79,568	94,321	-	-
Sendas Distribuidora	32,725	47,682	-	-
Barcelona	1,208	1,849	-	-
Xantocarpa	-	2	-	-
Globex	125	1,617	-	-
Ponto Frio.Com	5,826	6,023	-	-
	152,477	189,172	-	-
Vendors:
Novasoc Comercial	1,763	2,289	-	-
Sé Supermercados	6,122	3,745	-	-
Sendas Distribuidora	6,489	11,530	-	-
Barcelona	1,489	2,131	-	-
Xantocarpa	343	752	-	-

FIC	4,958	7,242	6,112	8,879
Globex	117	853		-
Ponto Frio.Com	397	803		-
	21,678	29,345	6,112	8,879

	03.31.2011	03.31.2010	03.31.2011	03.31.2010
Sales:			-
Novasoc Comercial	77,915	67,404	-	-
Sé Supermercados	185,164	199,949	-	-
Sendas Distribuidora	67,950	63,807	-	-
Barcelona	542	8,051	-	-
Globex	4	874	-	-
Ponto Frio.Com	7,349		-	-
	338,924	340,085	-	-
Procurement:			-
Novasoc Comercial	876	734	-	-
Sé Supermercados	4,676	2,678	-	-
Sendas Distribuidora	5,970	1,854	-	-
Barcelona	(9)		-	-
	11,513	5,266	-	-

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ITR –– Quarterly Financial Information - March 31, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

21. Balances and transactions with related parties - Continued

b) Other transactions

	Parent Company		Consolidated
	03.31.2011	12.31.2010	03.31.2011	12.31.2010
Other Operations
Assets:
Casino	6,065	5,519	6,065	5,519
Pão de Açúcar Ind. e Com	1,171	1,171	1,171	1,171
Sendas S/A	19,144	17,824	-	17,824
Sendas Distribuidora	648,436	564,208	-	-
Xantocarpa	14,961	3,916	-	-
Barcelona	103,055	178,909	-	-
Globex	7,203	8,570	-	-
Casas Bahia Comercial Ltda.		-	104,696	120,605
Ponto Frio.Com	3,174	308	-	-
Vancouver	2,640	2,351	-	-
Wilkes	676		676
Outros	21,493	21,780	30,661	31,122
	828,018	804,556	143,269	176,241
Liabilities:
Novasoc Comercial	(11,039)	(34,867)	-	-
Sé Supermercados	(32,158)	(48,936)	-	-
Fundo Península	(11,892)	(14,410)	(12,265)	(14,894)
Barcelona	-	(324,350)	-	-
Globex	(95,543)	(79,689)	-	-
FIC	(4,348)	(5,320)	(4,401)	(6,886)
Casino	-	-	-	-
Casas Bahia Comercial Ltda.	-	-	-	(231,203)
Other	(4,349)	(6,246)	(3,243)	(21,308)
	(159,329)	(513,820)	(19,909)	(274,291)

	03.31.2011	12.31.2010	03.31.2011	12.31.2010
Income:
Novasoc Comercial	2,116	2,011	-	-
Sé Supermercados	5,406	5,298	-	-
Sendas Distribuidora	14,022	9,338	-	-
Casino	(1,248)	(1,342)	(1,248)	(1,342)
Fundo Península	(34,195)	(33,641)	(35,793)	(34,681)
Grupo Diniz	(3,948)	(3,187)	(4,252)	(3,470)
Sendas S/A	-	(9,403)	(10,089)	(9,403)
Galeazzi e Associados	-	(758)	-	-
Casas Bahia Comercial Ltda	-	-	33,708	-
Globex adm. De Consorcio Ltda.	-	-	11,878	(5,143)
FIC/Banco Investcred		-	1,338	-
Other	(2,101)	(5,904)	(2,100)	(5,905)
	(19,948)	(37,588)	(6,558)	(59,944)

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ITR –– Quarterly Financial Information - March 31, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

21. Balances and transactions with related parties - Continued

b) Other transactions (continued)

Casino: Technical Assistance Agreement, signed between the Company and Casino at July 21, 2005, whereby, through the annual payment of US$2,727 thousand, it provides for the transfer of know-how in the administrative and financial area. This agreement is effective for 7 years, with automatic renewal for an indeterminate term. This agreement was approved at the Special Shareholders’ Meeting held at August 16, 2005.

Península Fund: 58 real estate lease agreements with the Company, 1 property with Novasoc, 1 property with Sé and 1 property with Barcelona.

Diniz Family: Leasing of 15 properties for the Company and 2 properties for Sendas Distribuidora.

Sendas S.A.: Leasing of 57 properties for Sendas Distribuidora.

Galeazzi e Associados: Consulting services rendered related to the management of operations in the city of Rio de Janeiro (Sendas Distribuidora).

FIC/Banco Investcred: The impact in the income statement related to Banco Investcred represents: (i) refund of expenses deriving from the infrastructure agreement, such as: expenses related to cashiers payroll, and commissions on the sale of financial products (ii) financial expenses related to the receivables discount (named “financial rebate”) and (iii) revenues from property rental.

E-HUB: Former owners of E-Hub assigned 55% of their interest in this company, besides paying R$20,000 to mature at January 8, 2013, in exchange for 6% of PF.com. subsidiary. GPA granted a loan of R$10,000 to executives to mature at January 8, 2018, duly adjusted by inflation.

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

21. Balances and transactions with related parties - Continued

b) Other transactions (continued)

Casas Bahia: Globex maintains lease agreements for warehouses, office and administrative buildings with the Management of Casas Bahia Comercial Ltda.

Other: Expenses paid by the Company to its subsidiaries or other associated companies. Other related parties not described in this note did not present balances or transactions in the periods.

22. Management Compensation

The expenses related to the compensation of management’s key personnel (Officers appointed pursuant to Bylaws and Board of Directors), which were recorded in the income statement for the years ended at December 31, 2010 and 2009, were as follows:

	03.31.2011	03.31.2010
Amounts recorded as expenses	19,016	22,603

From these totals, 19% of the 2011 expenses and 25% of the 2010 refer to share-based payment (see Note 25).

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ITR –– Quarterly Financial Information - March 31, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

23. Taxes and social contribution and taxes by installments

The amounts payable were as follows:

	Parent Company
	03.31.2011	12.31.2010
Current
PIS and COFINS payable	85,873	132,168
Provision for taxes on income	12,531	11,718
	98,404	143,886
Taxes paid by installments
Taxes paid by installments - Law 11,941/09	60,785	-
INSS	30,668	36,017
CPMF	12,820	11,802
Other	3,759	3,661
	108,032	51,480
Total current	206,436	195,366

Noncurrent
Taxes paid by installments
Special tax installment payment program	1,206,771	1,178,202
INSS	46,946	54,026
CPMF	17,006	17,703
Other	18,883	19,315
Total noncurrent	1,289,606	1,269,246
Total	1,496,042	1,464,612

The amounts payable are the following:
	Consolidated
	03.31.2011	12.31.2010
Current
PIS and COFINS payable	196,290	240,847
Provision for taxes on income	51,138	58,006
	247,428	298,853
Tax installment payment
Tax installment payment - Law 11,941/09	61,054	970
INSS	30,253	36,013
CPMF	15,648	14,171
Other	3,992	3,887
	110,947	55,041
Total current	358,375	353,894

Noncurrent
Tax installment payment
Special tax installment payment program	1,314,260	1,281,132
INSS	46,946	54,026
CPMF	20,029	21,257
Other	19,908	20,373
Total noncurrent	1,401,143	1,376,788
TOTAL	1,759,518	1,730,682

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ITR –– Quarterly Financial Information - March 31, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

23. Taxes and social contribution and taxes by installments - Continued

(i)	INSS and CPMF – The Company discontinued certain lawsuits and filed application for the Special Tax Payment Installment Program (“PAES”), pursuant to Law 10,680/2003.
These installment payments are subject to the Long-Term Interest Rate – TJLP and may be payable within 120 months.
(ii)	Other – The Company filed application to participate in the State and Municipal Tax Payment Installments Program (PPI). These taxes are adjusted by SELIC and may be payable within 120 months.
(iii)

Tax Installments, Law 11,941/09 – The Law 11,941 was enacted on May 27, 2010, which among others, amends the federal tax laws related to the tax debt payment by installments, granting reduction of fines and interest rates for those adhering the program (“REFIS”).

The Company is party to several lawsuits and through the aforementioned law, opted for reducing its tax exposure, with the benefits of reducing fines and interest rates and a financing plan of up to 180 months. The law also allows that remaining tax loss carryforwards and judicial deposits related to the lawsuits are utilized to reduce the balance to be paid in installments.

During 2010, the Company and its legal advisors evaluated all of the administrative proceedings and lawsuits held by the Company with RFB – Brazil’s Internal Revenue Service, including tax and social security debts evaluated for risks of possible and/or probable losses and opted for the partial inclusion of lawsuits in the installment payment program.

	Parent Company
Installment balance:	03.31.2011	12.31.2010
Federal taxes	937,793	937,793
Social security	81,715	81,715
Lawsuits with probable risks	1,019,508	1,019,508
Federal taxes	247,057	247,057
Social security	137,965	137,965
Lawsuits with possible risks	385,022	385,022
Offsets due to judicial deposits and tax losses	(363,254)	(363,254)
Adjustments of the period	165,495	136,926
Installment balance	1,206,771	1,178,202

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

23. Taxes and social contribution and taxes by installments - Continued

	Consolidated
Installment balance:	03.31.2011	12.31.2010
Federal taxes	1,055,410	1,055,410
Social security	101,667	101,667
Lawsuits with probable risks	1,157,077	1,157,077
Federal taxes	297,285	297,285
Social security	137,965	137,965
Lawsuits with possible risks	435,250	435,250
Offsets due to judicial deposits and tax losses	(453,958)	(453,958)
Adjustments of the period	176,160	142,763

Installment balance	1,314,529	1,281,132

Federal taxes

Recently, the Federal Supreme Court (STF) rendered its opinion on the constitutionality of COFINS increase (Law 9,718/99). This decision was unfavorable to the Company. As a result, the Company decided to adhere to the tax debt installment payment program (REFIS) as authorized by Law 11,941/09. In addition, amounts discussed in other theses upheld in terms of credit over financial expenses and taxation on other revenues by the non-cumulativeness system were included. The consolidated amount involved in this case, net of fines and interest rate decrease was R$1,055,410 at December 31, 2010.

Social security

The Company filed a declaratory action of no legal relationship referring to the SEBRAE contribution, as set forth by Law 8,029/90, in order to obtain the recognition of credit adjusted in order to offset with balances payable to SESC (Social Service for Trade) and SENAC (National Service for Commercial Training), excluding the 30% limit. A lawsuit was also filed in relation to the FUNRURAL (Rural Workers Assistance Fund) constitutionality for companies based in urban areas. The consolidated amount included in the tax recovery program (REFIS), net of interest remission is R$101,667.

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

23. Taxes and social contribution payable - Continued

Other lawsuits with possible risks included in the REFIS program

  Tax claims – The Company received assessments referring to the controversy over the deductibility of certain expenses and provisions, extemporaneous credits not purpose of taxation when calculating income tax and social contribution and administrative proceedings related to requests for PIS and COFINS credit offset.
  Discrepancies are added to this point in relation to the calculation bases of these contributions and those verified by tax authorities. The consolidated amount involved in these lawsuits is R$297,285.

  Social security – The Company received assessment notices related to social security debt offsets deriving from legal process credits. The consolidated amount involved is R$137,965.

24. Income and social contribution taxes

a) Income and social contribution tax expense reconciliation

Parent Company	03.31.2011	03.31.2010

Earnings before income tax	164,877	220,280
Profit sharing	-	(5,565)
Earnings before taxes and profit sharing	164,877	214,715
Income tax at nominal rate– 25% (*)	(41,219)	(53,679)
Tax fines	(64)	(135)
REFIS net result (**)	-	180
Surplus value of assets deriving from business combination	-
Equity pick-up and provision for capital deficiency of subsidiary	9,165	15,723
Utilization of Globex extemporaneous credit	-	-
Other permanent differences (undeductible)	(359)	(1,810)
Effective income tax	(32,477)	(39,721)
Income tax for the year
Current	(889)	5,864
On amortized goodwill	(25,774)	(25,774)
Deferred	(5,814)	(19,929)
Deferred income tax expenses	(32,477)	(39,839)
Effective rate	19.7%	18.55%

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ITR –– Quarterly Financial Information - March 31, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

24. Income and social contribution taxes - Continued

a) Income and social contribution tax expense reconciliation (continued)

Consolidated	03.31.2011	03.31.2010
Earnings before income tax	97,456	234,317

Profit sharing	-	(7,293)
Earnings before taxes and profit sharing	97,456	227,024
Income tax and social contribution at nominal rate of 25% for
parent company and 34% for its subsidiaries	(29,237)	(68,082)
Tax fines	(179)	(1,672)
REFIS net result (**)	-	296
Fair value of assets deriving from business combination	27,000
Equity pick-up and provision for capital deficiency of subsidiary	3,164	6,661
Utilization of Globex extemporaneous credit	-	-
Other permanent differences (undeductible)	12,646	6,124
Effective income and social contribution taxes	13,394	(56,673)
Income and social contribution taxes for the period
Current	(18,159)	(7,964)
On amortized goodwill	(27,248)	(27,141)
Deferred	58,801	(21,568)

Deferred income and social contribution taxes expenses	13,394	(56,673)
Effective rate	-13.7%	24.96%

(*) GPA does not pay social contribution (9%) based on a claim that was won in the past, which reduces the income taxes to 25% in this entity.

(**) Gains related to reduction on penalties and interest on REFIS program (Note 24) which are not taxable generating permanent difference.

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

24. Income and social contribution taxes - Continued

b) Breakdown of deferred income and social contribution taxes

Parent Company	03.31.2011	12.31.2010

Tax losses (i)	53,982	54,375
Provision for litigations	107,943	117,334
Provision for hedge levied on a cash basis	(7,648)	(9,639)
Allowance for doubtful accounts	1,829	2,225
Goodwill amortization on investments	55,294	52,124
Deferred income on adjustments according to CPC adoption	(29,556)	(26,226)
Surplus of assets acquired in business combinations	68,046	66,668
Income tax on goodwill Vieri – Casino	79,129	104,903
Other	12,560	12,819
Deferred income tax assets	341,579	374,583

2008 goodwill reverse	30,967	33,762
Other	630	630
Deferred income tax liabilities	31,597	34,392

Deferred income tax assets	341,579	374,583
Deferred income tax liabilities	(31,597)	(34,392)

Consolidated	03.31.2011	12.31.2010

Tax losses (i)	745,677	720,530
Provision for litigations	219,013	233,038
Provision for hedge levied on a cash basis	32,045	26,349
Allowance for doubtful accounts	71,412	66,507
Goodwill amortization on investments	58,486	57,410
Provision of deferred income tax on unaccrued goodwill	(88,936)	(77,722)
Surplus of assets acquired in business combinations	148,137	187,496
Income tax on goodwill Vieri – Casino	79,129	104,903
Provision for goodwill reduction	117,516	117,516
Other	55,083	62,678
Deferred income and social contribution taxes	1,437,562	1,498,705

Provision for deferred unrealized income tax	(79,196)	(106,196)

Deferred income tax assets	1,358,366	1,392,509

Income tax on business combination - Bahia	995,521	1,006,049
Income tax on business combination - Assai	-	16,681
Income tax on business combination - Globex	244,331	244,865
2008 goodwill reverse	67,879	34,331
Other	5,087	23,407
Deferred income tax liabilities	1,312,818	1,325,333

Deferred income tax assets	1,358,366	1,392,509
Deferred income tax liabilities	(1,312,818)	(1,325,333)

(i) Tax loss carryforwards are related to the acquisition of Sé and Globex and those generated by the subsidiary Sendas Distribuidora. The realization of these assets net of the valuation allowance is considered probable following the Company’s business plan.

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

24. Income and social contribution taxes - Continued

b) Breakdown of deferred income and social contribution taxes (continued)

The Management annually reviews the realization of deferred tax assets. The Company assumptions to record deferred tax assets include (i) feasible tax planning strategies, (ii) the fact that tax losses do not expire according to Brazilian law, and (iii) the likelihood of utilization.

Based on these studies, the Company estimates to recover these tax credits, as follows:

Year	Parent Company	Consolidated
Up to 12 months	141,833	260,798
From 13 to 24 months	104,075	214,217
From 25 to 36 months	43,515	204,073
From 37 to 48 months	12,490	196,376
More than 60 months	61,563	(776,421)
Total	363,477	99,043

25. Shareholders’ Equity

a) Capital stock

The subscribed and paid-up capital is represented by 259,128 at March 31, 2011 (December 31, 2010) in thousands of registered shares with no par value, of which 99,680 (ditto at December 31, 2010) in thousands of common shares, 159,448 in thousands of preferred shares (R$158,094 at December 31, 2010).

The Company is authorized to increase its capital stock up to the limit of 400,000 (in thousands of shares), regardless of the amendment to the Company’s Bylaws, by resolution of the Board of Directors, which will establish the issue conditions.

At the Special Shareholders’ Meeting held at March 31, 2011, the shareholders approved the capital increase in the amount of R$105,675. Out of this total, R$21,135 will be capitalized without the issue of new shares, to the benefit of all shareholders, and R$84,540 will be capitalized to the benefit of the Company’s controlling shareholder, Wilkes Participações S.A.

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

25. Shareholders’ Equity - Continued

a) Capital stock (continued)

Number of shares - thousand
	Capital stock	Preferred	Common
At December 31, 2010	5,579,259	158,094	99,680
Capitalization of reserves	-	-	-
Goodwill special reserve	105,675	-	-
Profit	421,500	-	-
Share private subscription	-	-	-
Stock option	-	-	-
Series IX	-	-	-
Series X	-	-	-
Series A1 Silver	-	-	-
Series A1 Gold	-	-	-
Series A2 Silver	-	-	-
Series A2 Gold	-	-	-
Series A3 Silver	-	-	-
Series A3 Gold	-	-	-
Series A4 Silver	-	-	-
Series A4 Gold	-	-	-
At December 31, 2010	6,106,434	158,094	99,680

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

25. Shareholders’ Equity - Continued

b) Share rights

Preferred shares (“PNA”) are non-voting and entitle the following rights and advantages to its holders: (i) priority in the reimbursement of capital should the Company be liquidated; (ii) priority in the receipt of a non-cumulative annual minimum dividend of R$0.08 per share; (iii) right to receive a dividend 10% greater than the dividend attributed to common shares, including the preferred dividend paid pursuant to item (ii) above for the purposes of calculating the respective amount.

c) Capital reserve – special goodwill reserve

This reserve was generated by the corporate restructuring and represents the future tax benefit through the amortization of incorporated goodwill. The special goodwill reserve corresponding to the benefit already received shall be capitalized at the end of each year to the benefit of controlling shareholders, with the issue of new shares.

The corporate restructuring mentioned above occurred in 2006 and consisted of merging the former holding company, resulting in deferred income tax assets savings of R$103,398. The effect of this operation was deferred tax assets of R$79,129 at March 31, 2011 (R$104,903 at December 31, 2010) and a special goodwill reserve of R$238,930 at March 31, 2011 (R$344,606 at December 31, 2010), which shall be converted into shares and delivered to shareholders according to the deferred tax benefit.

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

25. Shareholders’ Equity - Continued

c) Capital reserve – special goodwill reserve (continued)

The capital increase is subject to the preemptive right of minority shareholders, according to each one's interest by type and class of share at the time of issue and the amounts paid by minority shareholders will be directly delivered to the controlling shareholder.

At March 31, 2011, at the Annual and Special Shareholders’ Meeting, the shareholders approved to increase the Company's capital, in the amount of R$105,675, by capitalizing the special goodwill reserve.

Out of this amount, R$21,135 were capitalized without issuing new shares, thus, to the benefit of all the Company’s shareholders and R$84,540 were capitalized to the benefit of the Company’s controlling shareholder, i.e., Wilkes Participações S.A., pursuant to Article 7 of CVM Rule 319/99, by means of issue of 1,354 thousands new preferred shares of the Company, as described in Note 26 (a).

d) Recognized granted options

The “options granted” account recognizes the effects of the Company’s executives share-based payment under CPC 010 (IFRS 2).

e) Revenue reserve

(i)	Legal reserve: is formed based on appropriations from retained earnings of 5% of net income of each year, limited to 20% of the capital.
(ii)

Expansion reserve: is formed based on appropriations of the amount determined by shareholders to reserve funds to finance additional capital investments and working and current capital through the appropriation of up to 100% of the net income remaining after the appropriations determined by law and supported by capital budget, approved at meeting.

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

25. Shareholders’ Equity - Continued

e) Revenue reserve (continued)

At the Annual and Special Shareholders’ Meeting held at March 31, 2011, the shareholders approved the Management proposal referring to the capital stock increase, in the amount of R$421,500, without issuing new shares, by capitalizing the Expansion Reserve and the Profit Retention Reserve based on the Capital Budget, both of them creased at the Annual General Meeting held at April 29, 2010.

f) Stock option plan for preferred shares

(i) Original stock option plan

The Company granted stock option plans for the purchase of preferred shares to the Management. Shares issued due to the exercise of stock option plans will grant its holders the same rights of existing PN shares. The Stock Option Plans are managed by an internal committee designated by the Board of Directors.

The granting price for each share is, at least, 60% of the weighted average price of the preferred shares traded in the week the option is granted.

The number of shares may vary for each beneficiary or series. The vesting right to exercise the option may occur as follows and according to the following terms: (i) 50% in the last month of third year subsequent to the granting date (1st tranche) and ii) until 50% in the last month of fifth year subsequent to the granting date (2nd tranche), and the remaining portion of the second tranche subject to restraint on alienation until the beneficiary’s retirement, as per formula defined in the regulation.

Shares subject to restraint on alienation (Q), upon the options exercise are calculated using the following formula:

Where: Q =	(Q1* Pm)- (Q1* Pe)
Pm

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ITR –– Quarterly Financial Information - March 31, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

25. Shareholders’ Equity - Continued

f) Stock option plan for preferred shares (continued)

(i) Original stock option plan (continued)

Q = Number of shares to be encumbered by restraint on alienation.
Q1 = 50% of the Company total shares on the granting date.
Pm = Company share market price on the exercise date.
Pe = Share original exercise price, determined on the granting date, observing the terms of the Plan.

The option price is updated by reference to the General Market Price Index – IGP-M variation to the date of its actual exercise, less dividends attributed for the period.

(ii) New stock option plan for preferred shares

Pursuant to the resolutions at the Special Shareholders’ Meeting, held at December 20, 2006, the amendment to the Company’s Stock Option Plan was approved, and originally approved by the Special Shareholders’ Meeting held at April 28, 1997.

As of 2007, the granting of stock options to the Management and employees will take place as follows:

Shares will be classified as follows: Silver and Gold, and the quantity of Gold-type shares may be decreased and/or increased (reducer or accelerator), at the discretion of the Plan management committee, in the course of 35 months following the granting date.

The price for the Silver-type share will correspond to the average of trading closing price of the Company preferred shares occurred over the last 20 trading sessions of BOVESPA, prior to the date on which the Committee resolves on the granting of option, with a 20% discount. The price for the Gold-type share will correspond to R$0.01 and the granting of these options are additional to the Silver options, and the granting or the exercise of Gold options is not possible separately. In both cases, the prices will not be restated.

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ITR –– Quarterly Financial Information - March 31, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

25. Shareholders’ Equity - Continued

f) Stock option plan for preferred shares (continued)

(ii) New stock option plan for preferred shares (continued)

The Silver and Gold options shall be effective as of the date of the respective agreement. The number of shares resulting from the Silver option is fixed (established in the agreement). The number of shares resulting from the Gold option is variable, establishing on the granting date a number of shares that may be increased or decreased, according to the Return on Invested Capital (“ROIC”) verified at the end of the 36th month as of the granting date.

The previous plan series are still effective until the respective maturity dates.

At the Board of Directors Meeting held at May 7, 2010, the increase of the global limit of shares allocated to the Company's General Stock Option Plan was approved, from 10,118 thousand class A preferred shares to 11,618 thousand shares, an increase of 1,500 thousand new preferred shares.

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ITR –– Quarterly Financial Information - March 31, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

25. Shareholders’ Equity - Continued

f) Stock option plan for preferred shares (continued)

(ii) New stock option plan for preferred shares (continued)

Information on the stock option plans is summarized below:

				Price		Lot of shares
Series granted	Date granted	1st date of exercise	2nd date of exercise and expiration	On the date granted	End of the period	Number of shares granted	Exercised	Not exercised by dismissal	Expired	Total in effect

Balance at December 31, 2010
Series IX	5/15/2005	5/15/2008	5/15/2010	26.00	29.86	989	(435)	(546)	(8)	-
Series X	6/7/2006	6/7/2009	6/7/2011	33.00	42.43	901	(229)	(402)	-	271
Series A1 - Gold	4/13/2007	4/30/2010	4/29/2011	0.01	0.01	326	(279)	(6)	-	41
Series A1 - Silver	4/13/2007	4/30/2010	4/29/2011	24.63	24.63	1,122	(901)	(106)	-	115
Series A2 - Gold	3/3/2008	4/30/2008	3/30/2011	0.01	0.01	848	(567)	(6)	-	275
Series A2 - Silver	3/3/2008	4/30/2008	3/30/2012	26.93	26.93	950	(647)	(6)	-	297
Series A3 - Gold	5/13/2009	5/31/2012	5/31/2013	0.01	0.01	668	(178)	-	-	490
Series A3 - Silver	5/13/2009	5/31/2012	5/31/2013	27.47	27.47	693	(198)	-	-	495
Series A4 - Gold	5/24/2010	5/31/2013	5/31/2014	0.01	0.01	524	(91)	-	-	433
Series A4 - Silver	5/24/2010	5/31/2013	5/31/2014	46.49	46.49	131	(76)	-	-	55
						7,152	(3,601)	(1,072)	(8)	2,472

				Price			Lot of shares
Series granted	Date granted	1st date of exercise	2nd date of exercise and expiration	On the date granted	End of the period	Number of shares granted	Exercise	Not exercised by dismissal	Expired	Total in effect

Balance at March 31, 2011
Series X	6/7/2006	7/7/2009	7/7/2011	33.00	43.47	901	(229)	(403)	-	271
Series A1 - Gold	4/13/2007	4/30/2010	4/29/2011	0.01	0.01	326	(279)	(6)	-	41
Series A1 - Silver	4/13/2007	4/30/2010	4/29/2011	24.63	24.63	1,122	(901)	(106)	-	115
Series A2 - Gold	3/3/2008	4/30/2008	3/30/2011	0.01	0.01	848	(567)	(6)	-	275
Series A2 - Silver	3/3/2008	4/30/2008	3/30/2011	26.93	26.93	950	(647)	(6)	-	297
Series A3 - Gold	5/13/2009	5/13/2012	5/31/2013	0.01	0.01	668	(178)	-	-	490
Series A3 - Silver	5/13/2009	5/13/2012	5/31/2013	27.47	27.47	693	(198)	-	-	495
Series A4 - Gold	5/24/2010	5/31/2013	5/31/2014	0.01	0.01	524	(91)	-	-	433
Series A4 - Silver	5/24/2010	5/31/2013	5/31/2014	46.49	46.49	131	(76)	-	-	55
						6,163	(3,166)	(528)	-	2,471

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ITR –– Quarterly Financial Information - March 31, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

25. Shareholders’ Equity - Continued

f) Stock option plan for preferred shares (continued)

(ii) New stock option plan for preferred shares (continued)

Series granted	Grant date	Exercise date	Number exercised	Price exercised	Total	Market price
Series A 1 Gold	4/13/2007	07/10/2007	3	0.01	0	37.12
Series A 1 Gold	4/13/2007	11/28/2007	11	0.01	0	28.54
Series A 1 Gold	4/13/2007	12/17/2007	31	0.01	0	33.24
Series A 1 Gold	4/13/2007	03/10/2008	43	0.01	0	34.83
Series A 1 Gold	4/13/2007	05/27/2008	27	0.01	0	37.43
Series A 1 Gold	4/13/2007	03/15/2010	2	0.01	0	59.80
Series A 1 Gold	4/13/2007	06/09/2010	162	0.01	2	57.20
Series A 1 Silver	4/13/2007	07/10/2007	11	24.63	271	37.12
Series A 1 Silver	4/13/2007	11/28/2007	36	24.63	887	28.54
Series A 1 Silver	4/13/2007	12/17/2007	70	24.63	1,724	33.24
Series A 1 Silver	4/13/2007	03/10/2008	103	24.63	2,537	34.83
Series A 1 Silver	4/13/2007	05/27/2008	84	24.63	2,069	37.43
Series A 1 Silver	4/13/2007	06/10/2008	3	24.63	74	37.47
Series A 1 Silver	4/13/2007	07/22/2008	2	24.63	49	36.97
Series A 1 Silver	4/13/2007	09/11/2008	3	24.63	74	34.34
Series A 1 Silver	4/13/2007	04/01/2009	5	24.63	123	31.98
Series A 1 Silver	4/13/2007	08/05/2009	3	24.63	74	46.35
Series A 1 Silver	4/13/2007	10/02/2009	2	24.63	49	50.32
Series A 1 Silver	4/13/2007	03/15/2010	10	24.63	252	59.80
Series A 1 Silver	4/13/2007	06/09/2010	563	24.63	13,877	57.20
Series A 1 Silver	4/13/2007	07/12/2010	3	24.63	65	62.79
Series A 1 Silver	4/13/2007	10/28/2010	3	24.63	67	64.00
Series A 1 Silver	4/13/2007	12/15/2010	0	24.63	4	67.50
Series A 2 Gold	3/3/2008	03/10/2008	178	0.01	2	34.83
Series A 2 Gold	3/3/2008	05/27/2008	78	0.01	1	37.43
Series A 2 Gold	3/3/2008	06/10/2008	4	0.01	0	37.47
Series A 2 Gold	3/3/2008	07/22/2008	13	0.01	0	36.97
Series A 2 Gold	3/3/2008	09/11/2008	7	0.01	0	34.34
Series A 2 Gold	3/3/2008	04/01/2009	30	0.01	0	31.98
Series A 2 Gold	3/3/2008	08/05/2009	91	0.01	1	46.35
Series A 2 Gold	3/3/2008	10/02/2009	47	0.01	0	50.32
Series A 2 Gold	3/3/2008	03/15/2010	2	0.01	0	59.80
Series A 2 Gold	3/3/2008	06/09/2010	60	0.01	1	57.20
Series A 2 Gold	3/3/2008	07/12/2010	11	0.01	0	62.79
Series A 2 Gold	3/3/2008	10/28/2010	1	0.01	0	64.00
Series A 2 Gold	3/3/2008	12/15/2010	44	0.01	0	67.50
Series A 2 Silver	3/3/2008	03/10/2008	187	26.93	5,036	34.83
Series A 2 Silver	3/3/2008	05/27/2008	83	26.93	2,235	37.43
Series A 2 Silver	3/3/2008	06/10/2008	6	26.93	162	37.47
Series A 2 Silver	3/3/2008	07/22/2008	14	26.93	377	36.97
Series A 2 Silver	3/3/2008	09/11/2008	8	26.93	215	34.34
Series A 2 Silver	3/3/2008	04/11/2009	45	26.93	1,212	31.98
Series A 2 Silver	3/3/2008	08/05/2009	96	26.93	2,585	46.35
Series A 2 Silver	3/3/2008	10/02/2009	52	26.93	1,400	50.32
Series A 2 Silver	3/3/2008	03/15/2010	3	26.93	61	59.80
Series A 2 Silver	3/3/2008	06/09/2010	94	26.93	2,539	57.20
Series A 2 Silver	3/3/2008	07/12/2010	11	26.93	302	62.79
Series A 2 Silver	3/3/2008	12/28/2010	1	26.93	37	64.00
Series A 2 Silver	3/3/2008	12/15/2010	47	26.93	1,262	67.50
Series A 3 Gold	5/13/2009	03/15/2010	89	0.01	1	59.80
Series A 3 Gold	5/13/2009	06/09/2010	75	0.01	1	57.20
Series A 3 Gold	5/13/2009	07/12/2010	14	0.01	0	62.79
Series A 3 Silver	5/13/2009	03/15/2010	109	27.47	2,997	59.80
Series A 3 Silver	5/13/2009	06/09/2010	75	27.47	2,068	57.20
Series A 3 Silver	5/13/2009	07/12/2010	14	27.47	383	62.79
Series A 4 Gold	5/24/2010	07/12/2010	10	0.01	0	62.79
Series A 4 Gold	5/24/2010	10/28/2010	81	0.01	1	64.00
Series A 4 Silver	5/24/2010	07/12/2010	2	46.49	115	62.79
Series A 4 Silver	5/24/2010	10/28/2010	74	46.49	3,441	64.00
Series X	7/7/2008	10/02/2009	223	38.54	8,594	50.32
Series X	7/7/2008	06/09/2010	2	39.73	60	57.20
Series X	7/7/2008	07/12/2010	2	40.28	75	62.79
Series X	7/7/2008	10/28/2010	2	41.12	67	64.00
			3,165		57,429

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ITR –– Quarterly Financial Information - March 31, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

25. Shareholders’ Equity - Continued

f) Stock option plan for preferred shares (continued)

(ii) New stock option plan for preferred shares (continued)

Note: According to the attributions provided for in the Stock Option Plan rules, the Management Committee of the Plan resolved to anticipate the exercise date of the first tranche of series VII option to December 13, 2005. At March 15, 2007, VI series was terminated; at June 10, 2008, series VII was terminated, at August 5, 2009 series VIII was terminated and at June 9, 2010, series IX was terminated.

According to the attributions provided for in the Stock Option Plan rules, the Management Committee of the Plan at April 29, 2010 approved the accelerator at 1.5%, referring to A1 Series.

At March 30, 2011, the Committee approved that no reduction occurred and or acceleration referring to Series A2.

At March 31, 2011, the Company preferred share price at BOVESPA was R$67.12 per share.

At March 31, 2011 there were 232,586 treasury preferred shares which may be used as spread for the options granted in the plan.

(iii) Consolidated information on the stock option plans - CBD

The chart below show the maximum percentage of interest dilution to which current shareholders will eventually be subject to in the event of exercise up to 2011 of all options granted:

	2011	2010
Number of shares	259,128	257,774
Balance of granted series in effect	2,470	2,471
Maximum percentage of dilution	0.95%	0.95%

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ITR –– Quarterly Financial Information - March 31, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

25. Shareholders’ Equity - Continued

f) Stock option plan for preferred shares (continued)

(iii) Consolidated information on the stock option plans - CBD (continued)

The market value of each option granted is estimated on the granting date, by using the options pricing model “Black&Scholes” taking into account the following assumptions: (a) expectation of dividends of 0.72% (0.89% - 2009), (b) expectation of volatility of nearly 40.47% (49.37% - 2009) and (c) the risk-free weighted average interest rate of 9.66% (10.75% - 2009). The expectation of average life of series IX and V is 5 years, whereas for series A1, A2, A3 and A4 and the expectation is 3 years.

		Weighted average
Year ended at December 31, 2010	Shares	of exercise price

Outstanding at the beginning of the period	3,675	17.76
Granted during the period	657	10.32
Cancelled during the period	(29)	31.11
Exercised during the period	(1,827)	18.77
Expired during the period	(5)	26.00
Outstanding during the period	2,471	14.53

Period ended at March 31, 2011
Outstanding at the beginning of the period	2,471	14.53
Granted during the period	-	-
Cancelled during the period	(1)	33.00
Exercised during the period	-	-
Expired during the period	-	-
Outstanding at the end of the period	2,470	14.52

Technical Pronouncement CPC 10 (IFRS 2)– Share-based Payment determines that the effects of share-based payment transactions are recorded in income and in the Company’s balance sheet. The amounts recorded as income of Parent Company and Consolidated at March 31, 2011 were R$6,919 (R$7,484 in 2010).

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ITR –– Quarterly Financial Information - March 31, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

26. Segment information

The Management divided the entities recently acquired into four segments, as follows.

Retail – Includes the banners Pão de Açúcar, CompreBem, Extra, Sendas and explores the retail activity;
Home Appliances – Includes the banner Ponto Frio, Casas Bahia;
Cash & Carry – Includes the banner ASSAI;
E-commerce includes the web sites www.pontofrio.com.br, www.extra.com.br and www.casasbahia.com.br

Management monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating profit or loss and is measured consistently with operating profit or loss in the consolidated quarterly financial information. GPA financing (including financial costs and financial income) and income taxes are managed on a segment basis.

The Company is engaged in operations of retail stores located in 20 states and the Federal District of Brazil. Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker who has been identified as the chief executive officer.

The chief operating decision-maker allocates resources and assesses performance by reviewing results and other information related to four segments. These four segments are identified based on the decentralization of management of the businesses. These three segments include the Retail segment which is comprised of the Company’s legacy stores and fully integrated acquisitions operating principally under the trade names “Pão de Açúcar”, “Comprebem”, “Extra”, “Extra Perto”, “Extra Fácil”, and “Sendas”, the Cash & Carry segment which includes the Barcelona acquisition and operates under the trade name “Assai”, and the Home Appliances segment which includes the Globex and Casas Bahia acquisitions that operate under the trade names “Casas Bahia” and “Ponto Frio”. Operating segments have not been aggregated to form the reportable segments.

In 2010, the Company identified the e-commerce segment separate from the home appliances segment due to different strategy and business management, which includes the web sites pontofrio.com.br, extra.com.br and casasbahia.com.br.

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ITR –– Quarterly Financial Information - March 31, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

26. Segment information - Continued

The Company measures the results of segments using the accounting practices adopted in Brazil, among other measures, each segment’s operating profit, which includes certain corporate overhead allocations. At times, the Company revises the measurement of each segment’s operating profit, including any corporate overhead allocations, as dictated by the information regularly reviewed by the chief operating decision -maker. When revisions are made, the results of operating for each segment affected by the revisions is restated for all periods presented to maintain comparability. Information for our segments is included in the following table:

3.31.2011
Description	Retail	Cash and carry	Home appliances	E-commerce	Total	Removal	Total
Sales net revenue	5,163,990	820,397	4,191,561	692,846	10,868,794		10,868,794
Gross profit	1,421,678	115,090	1,201,201	110,429	2,848,398		2,848,398
Depreciation and amortization	(118,131)	(6,638)	(31,666)	(1,716)	(158,151)		(158,151)
Financial expenses	(218,434)	(24,414)	(186,071)	(30,178)	(459,097)		(459,097)
Financial income	81,117	74	52,046	135	133,372		133,372
Operating income	273,065	5,288	118,011	26,817	423,181		423,181
Earnings before income tax and
social contribution	144,518	(6,585)	(37,251)	(3,226)	97,456		97,456
Income tax and social
contribution	(8,351)	6,027	13,579	2,139	13,394		13,394
Current assets	6,980,160	659,210	6,681,710	606,925	14,928,005	(46,077)	14,881,928
Noncurrent assets	13,756,452	749,749	2,593,818	24,774	17,124,793	(1,777,896)	15,346,897
Current liabilities	4,693,169	643,523	4,688,730	647,963	10,673,385	(615,399)	10,057,986
Noncurrent liabilities	7,798,338	523,687	2,141,044	155	10,463,225		10,463,224

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ITR –– Quarterly Financial Information - March 31, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

26. Segment information - Continued

03.31.2010
Description	Retail	Cash and carry	Home appliances	E-commerce	Total	Removal	Total
Sales net revenue	5,107,341	608,702	1,052,442	205,029	6,973,515	(722)	6,972,793
Gross profit	1,315,348	91,180	231,284	33,965	1,671,777	(722)	1,671,055
Depreciation and amortization	(107,209)	(4,473)	(12,963)	(499)	(125,144)	14,546	(110,598)
Financial expenses	(139,703)	(7,341)	(26,473)	(5,323)	(178,841)	(16)	(178,857)
Financial income	69,462	171	4,575	162	74,370	3,247	77,617
Operating income	254,058	11,506	14,606	5,065	285,235	1,135	328,264
Income tax and social contribution	189,853	4,335	(13,024)	(96)	181,068	53,249	227,024
Financial income	(54,668)	382	9,711	(293)	(44,868)	(11,806)	(56,673)

12.31.2010
Current assets	6,742,456	725,622	6,812,134	518,760	14,798,972	(82,607)	14,716,365
Noncurrent assets	13,882,948	768,278	2,381,808	16,328	17,049,362	(1,832,979)	15,216,383
Current liabilities	(5,352,448)	(738,753)	(4,559,843)	(594,368)	(11,245,413)	(428,515)	(10,816,898)
Noncurrent liabilities	(7,098,372)	(512,839)	(1,460,381)	(545,558)	(9,617,149)	(85,069)	(9,532,080)

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ITR –– Quarterly Financial Information - March 31, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

26. Segment information - Continued

Entity general information

The Company operates primarily as a retailer of food, clothing, home appliances and other products. Total revenues are composed of the following types of products:

	03.31.2011	12.31.2010
Food	55.0%	53.2%
Non-food	45.0%	46.8%
Total (*)	100.0%	100.0%

(*) Represents sales of gasoline and pharmacy items

27. Other operating revenues and expenses, net

	Parent Company		Consolidated
	03.31.2011	03.31.2010	03.31.2011	03.31.2010
Result – Law 11,941/09 - Globex				(12,768)
Permanent assets result	514	(1,434)	486	(1,441)
Equity interest gains	(5,827)	1,764	(12,106)	1,568
Other	35	-	(410)	2,999

TOTAL	(5,278)	330	(12,030)	(9,642)

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ITR –– Quarterly Financial Information - March 31, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

28. Financial result

		Period ended
	Parent Company		Consolidated
	03.31.2011	03.31.2010	03.31.2011	03.31.2010
Financial Expenses

Financial Charges-BNDES	(9,324)	(2,315)	(9,847)	(3,539)
Financial Charges-Debentures	(58,388)	(32,979)	(58,388)	(32,979)
Interest on loan	(26,908)	(12,757)	(43,994)	(20,212)
Swap operations	(13,216)	(2,531)	(34,847)	(7,931)
Mark-to-market of financial instruments	(3,490)	(1,165)	(15,044)	(3,721)
Capitalized interest	5,174	2,206	3,109	4,920
Receivables securitization	(36,657)	(28,051)	(162,575)	(29,807)
Credit card prepayment	(4,424)	-	(8,384)	(14,828)
Financial charges on contingencies and taxes	(44,157)	(32,764)	(66,643)	(49,865)
Interest on financial leasing	(1,644)	(1,893)	(4,074)	(3,376)
IOF and bank services	(6,652)	(3,251)	(17,995)	(6,305)
Interest on loan	(84)	(42)	(84)	(42)
Present value adjustment	-	(820)	(6,977)	(820)
Other financial expenses	(2,044)	(1,543)	(33,354)	(10,352)
Total financial expenses	(201,814)	(117,905)	(459,097)	(178,857)

Financial revenues

Interest on cash and cash equivalents	46,960	26,687	61,502	31,061
Subordinated quotas-PAFIDC	1,840	3,197	2,055	3,571
Financial discounts obtained	10,654	10,740	11,904	12,170
Financial charges on taxes and judicial deposits	5,690	7,715	23,438	21,865
Interest on installment sales	698	552	1,073	997
Interest on loan	11,228	7,855	-	1
Present value adjustment	(701)	(386)	(1,274)	(360)
Other financial revenues	1,671	699	34,674	8,312
Total financial income	78,040	57,059	133,372	77,617

Financial result	(123,774)	(60,846)	(325,725)	(101,240)

29. Private pension plan of defined contribution

In July 2007, the Company established a supplementary private pension plan of defined contribution on behalf of its employees, to be managed by financial institution Brasilprev Seguros e Previdência S.A. The Company provides monthly contributions on behalf of its employees. Contributions made by the Company for the three-month period ended March 31, 2011 amounted to R$648 (R$555 in March 2010), employees’ contributions amounted to R$943 (R$815 in March 2010) with 900 participants at March 31, 2011 (879 in March 2010).

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

30. Earnings per share

Basic earnings per share are calculated based on the weighted average number of shares outstanding during the period, excluding shares issued in payment of dividends and treasury shares.

Equity instruments that will or may be settled in Company’s shares are included in the calculation only when their settlement has a dilutive impact on earnings per share.

In Brazil, preferred and common shares give different voting and liquidation rights.

Beginning in 2003, preferred shares are entitled to a dividend 10% greater than that distributed to the common shares. As such earnings may be capitalized or otherwise appropriated, there can be no assurance that preferred shareholders will receive the 10% premium referred to above, unless earnings are fully distributed, and, accordingly, earnings per share have been calculated for preferred shares.

The Company computes earnings per share by dividing the net income pertaining to each class of share by the weighted-average number of the respective class of shares outstanding during the period.

The Company granted a share-based compensation plan to its employees (Note 26), the dilutive effects of which are reflected in diluted earnings per share by application of the "treasury stock" method.

Under the treasury stock method, earnings per share are calculated as if options were exercised at the beginning of the period, or at time of issuance, if later, and as if the funds received were used to purchase the Company's own stock.

When the stock option exercise price is greater than the average market price of the preferred shares, diluted earnings per share are not affected by the stock options.

The table below presents the determination of net income available to common and preferred shareholders and weighted average common and preferred shares outstanding used to calculate basic and diluted earnings per share for each of the periods reported:

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

30. Earnings per share - Continued

		03.31.2011			12.31.2010
	Preferred	Common	Total	Preferred	Common	Total
Basic numerator
Real dividend proposed	-	-	-	109,003	62,572	171,575
Basic earnings allocated and not distributed	70,263	40,587	110,850	349,156	201,691	550,847
Net income allocated available for common and preferred shareholders	70,263	40,587	110,850	458,159	264,263	722,422

Basic denominator (thousands of shares)
Weighted average of shares	156,873	99,680	256,553	156,873	99,680	256,553

Basic earnings per thousands of shares (R$)	0,45	0,41		2,92	2,65

Diluted earnings per thousands of shares (R$)	0,44	0,41		2,89	2,65

Diluted numerator
Dividend proposed (accumulated)	-	-	-	109,003	62,572	171,575
Net income allocated and not distributed	70,263	40,587	110,850	349,156	201,691	550,847
Net income allocated available for common and preferred shareholders	70,263	40,587	110,850	458,159	264,263	722,422

Diluted denominator
Weighted average of shares (thousands)	156,873	99,680	256,873	156,873	99,680	256,553
Stock call option	1,729	-	1,729	1,616	-	1,616
Stock put option (Sendas)	-	-	-	-	-	-

Diluted weighted average of shares (thousands)	158,602	99,680	258,602	158,489	99,680	258,169

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements March 31, 2011
(In thousands of Reais, except when otherwise stated)

31. Insurance coverage

Coverage at December 31, 2010 is considered sufficient by Management to meet possible losses and is summarized as follows:

		Parent Company	Consolidated
Insured assets	Covered risks	Amount insured	Amount insured
Property, equipment and inventories	Assigning profit	6,310,666	13,151,539
Profit	Loss of profits	1,372,751	2,395,808

In addition, the Company maintains specific policies referring to civil liability and Directors & Officers liability amounting to R$137,985. The aforementioned information was not reviewed by independent auditors.

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Other Information Deemed as Relevant by the Company

SHAREHOLDING OF CONTROLLING PARTIES OF COMPANY'S SHARES, UP TO INDIVIDUAL LEVEL
COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (Publicly-held company)					Shareholding at 3/31/2011 (In units)
Shareholder	Common Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%
WILKES PARTICIPAÇÕES S.A.	65,400,000	65.61%	-	0.00%	65,400,000	25.24%
SUDACO PARTICIPAÇÕES LTDA.	28,619,178	28.71%	2,465,206	1.55%	31,084,384	12.00%
ONYX 2006 PARTICIPAÇÕES LTDA.	-	0.00%	20,527,380	12.87%	20,527,380	7.92%
CASINO GUICHARD PERRACHON *	5,600,052	5.62%	-	0.00%	5,600,052	2.16%
SEGISOR *	-	0.00%	5,091,754	3.19%	5,091,754	1.96%
SWORDFISH INVESTMENTS LIMITED*	-	0.00%	613,607	0.38%	613,607	0.24%
STANHORE TRADING INTERNATIONAL S.A.*	-	0.00%	6,739,380	4.23%	6,739,380	2.60%
RIO PLATE EMPREENDIMENTOS E PARTICIPAÇÕES LTDA.	-	0.00%	4,055,172	2.54%	4,055,172	1.56%
PENÍNSULA PARTICIPAÇÕES LTDA.	-	0.00%	2,608,467	1.64%	2,608,467	1.01%
PAIC PARTICIPAÇÕES LTDA.	-	0.00%	648,729	0.41%	648,729	0.25%
MARLIN INVESTMENTS LTD.*	-	0.00%	32,000	0.02%	32,000	0.01%
TREASURY SHARES	-	0.00%	232,586	0.15%	232,586	0.09%
OTHER	60,621	0.06%	116,433,693	73.02%	116,494,314	44.96%
TOTAL	99,679,851	100.00%	159,447,974	100.00%	259,127,825	100.00%
(*) Foreign Company

CORPORATE'S CAPITAL STOCK DISTRIBUTION (COMPANY'S SHAREHOLDER), UP TO THE INDIVIDUAL LEVEL
WILKES PARTICIPAÇÕES S.A					Shareholding at 3/31/2011 (In units)
Shareholder / Quotaholder	Common Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%
PENINSULA PARTICIPAÇÕES LTDA.	20,375,000	50.00	-	-	20,375,000	25.49
SUDACO PARTICIPAÇÕES LTDA.	20,375,000	50.00	39,179,308	100.00	59,554,308	74.51
TOTAL	40,750,000	100.00	39,179,308	100.00	79,929,308	100.00

CORPORATE'S CAPITAL STOCK DISTRIBUTION (COMPANY'S SHAREHOLDER), UP TO THE INDIVIDUAL LEVEL
SUDACO PARTICIPAÇÕES S.A			Shareholding at 3/31/2011 (In units)
Shareholder / Quotaholder	Quotas		Total
	Number	%	Number	%
PUMPIDO PARTICIPAÇÕES LTDA	3,585,804,573	100.00	3,585,804,573	100.00
TOTAL	3,585,804,573	100.00	3,585,804,573	100.00

CORPORATE'S CAPITAL STOCK DISTRIBUTION (COMPANY'S SHAREHOLDER), UP TO THE INDIVIDUAL LEVEL
ONYX 2006 PARTICIPAÇÕES LTDA.			Shareholding at 3/31/2011 (In units)
Shareholder / Quotaholder	Quotas		Total
	Number	%	Number	%
RIO PLATE EMPREEND. E PARTIC. LTDA	515,580,242	99.99	515,580,242	99.99
ABILIO DOS SANTOS DINIZ	10,312	0.01	10,312	0.01
TOTAL	515,590,554	100.00	515,590,554	100.00

CORPORATE'S CAPITAL STOCK DISTRIBUTION (COMPANY'S SHAREHOLDER), UP TO THE INDIVIDUAL LEVEL
PENÍNSULA PARTICIPAÇÕES LTDA					Shareholding at 3/31/2011 (In units)
Shareholder / Quotaholder	Common Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%
ABILIO DOS SANTOS DINIZ	250,659,236	61.48	3	20.00	250,659,239	61.48
JOÃO PAULO F.DOS SANTOS DINIZ	39,260,447	9.63	1	20.00	39,260,448	9.63
ANA MARIA F.DOS SANTOS DINIZ D'ÁVILA	39,260,447	9.63	1	20.00	39,260,448	9.63
PEDRO PAULO F.DOS SANTOS DINIZ	39,260,447	9.63	1	20.00	39,260,448	9.63
ADRIANA F.DOS SANTOS DINIZ	39,260,447	9.63	1	20.00	39,260,448	9.63
TOTAL	407,701,024	100.00	5	100.00	407,701,031	100.00

CORPORATE'S CAPITAL STOCK DISTRIBUTION (COMPANY'S SHAREHOLDER), UP TO THE INDIVIDUAL LEVEL
PUMPIDO PARTICIPAÇÕES LTDA			Shareholding at 3/31/2011 (In units)
Shareholder / Quotaholder	Quotas		Total
	Number	%	Number	%
SEGISOR**	3,633,544,694	100.00	3,633,544,694	100.00
TOTAL	3,633,544,694	100.00	3,633,544,694	100.00
(**) Foreign Company

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Other Information Deemed as Relevant by the Company

CORPORATE'S CAPITAL STOCK DISTRIBUTION (COMPANY'S SHAREHOLDER), UP TO THE INDIVIDUAL LEVEL
RIO PLATE EMPREENDIMENTOS E PARTICIPAÇÕES LTDA			Shareholding at 3/31/2011 (In units)
Shareholder / Quotaholder	Quotas		Total
	Number	%	Number	%
PENÍNSULA PARTICIPAÇÕES LTDA	566,610,599	100.00	566,610,599	100.00
ABILIO DOS SANTOS DINIZ	1	0.00	1	-
TOTAL	566,610,600	100.00	566,610,600	100.00

CORPORATE'S CAPITAL STOCK DISTRIBUTION (COMPANY'S SHAREHOLDER), UP TO THE INDIVIDUAL LEVEL
SEGISOR			Shareholding at 3/31/2011 (In units)
Shareholder / Quotaholder	Quotas		Total
	Number	%	Number	%
CASINO GUICHARD PERRACHON (*)	-	99.99	-	99.99
OTHER	-	0.01	-	0.01
TOTAL	-	100.00	-	100.00
(*) Foreign Company

CONSOLIDATED SHAREHOLDING OF CONTROLLING PARTIES AND MANAGEMENT AND OUTSTANDING SHARES Shareholding at 3/31/2011
Shareholder	Common Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%
Controlling Parties	99,619,331	99.94%	42,800,217	26.84%	142,419,548	54.96%

Management
Board of Directors	-	0.00%	4,371	0.00%	4,371	0.00%
Board of Executive Officers	-	0.00%	355,848	0.22%	355,848	0.14%

Fiscal Council	-	0.00%	-	0.00%	-	0.00%

Treasury Shares	-	0.00%	232,586	0.15%	232,586	0.09%

Other Shareholders	60,520	0.06%	116,054,952	72.79%	116,115,472	44.81%

Total	99,679,851	100.00%	159,447,974	100.00%	259,127,825	100.00%

Outstanding Shares	60,520	0.06%	116,054,952	72.79%	116,115,472	44.81%

CONSOLIDATED SHAREHOLDING OF CONTROLLING PARTIES AND MANAGEMENT AND OUTSTANDING SHARES Shareholding at 3/31/2011
Shareholder	Common Shares		Class A Preferred Shares		Class B Preferred Shares		Total
	Number	Number	Number	%	Number	%	Number	%
Controlling Parties	99,619,331	99.94	39,606,227	26.64	2,083,078	31.10	141,308,636	55.40

Management
Board of Directors	-	-	4,370	0.00	-	-	4,370	0.00
Board of Executive Officers	-	-	375,796	0.25	2,689	0.04	378,485	0.15

Fiscal Council	-	-	-	-	-	-	-	-

Treasury Shares	-	-	232,586	0.16	-	-	232,586	0.09

Other Shareholders	60,520	0.06	108,469,952	72.95	4,612,172	68.86	113,142,644	44.36

Total	99,679,851	100.00	148,688,931	100.00	6,697,939	100.00	255,066,721	100.00

Outstanding Shares	60,520	0.06	108,469,952	72.95	4,612,172	68.86	113,142,644	44.36

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Reports and Statements / Special Review Report - Unqualified

REPORT ON QUARTERLY INFORMATION REVIEW

To the Management and Shareholders of Companhia Brasileira de Distribuição

São Paulo - SP

Introduction

We have audited the interim, individual and consolidated financial statements of Companhia Brasileira de Distribuição and subsiduaries, contained in the Quarterly Financial Information From – ITR for the quarter ended March 31, 2011, which comprised the balance sheet and related income statement, statement of changes in equity and cash flow statement for the quarter then ended, including the explanatory notes.

Management is responsible for the preparation and fair presentation of the individual financial statements in accordance with the Technical Pronouncement CPC 21 – Interim financial statement and consolidated interim financial statements according to CPC 21 and the international standard IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the presentation of this information consistently with the rules issued by Brazilian Securities and Exchange Commission applicable to the preparation of the quarterly financial information – ITR. Our responsibility is to express a conclusion on these interim financial statements based on our review.

Scope of Review

We conducted our review in accordance with Brazilian and International Standards on Review Engagements (NBC TR 2410 - Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity). A review of the interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards and accordingly does not allow us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual interim information

Based on our review, we are not aware of any facts that would lead us to believe that the individual interim financial information included in the aforementioned quarterly financial information are not prepared, in all material respects, in accordance with CPC 21 applicable to the preparation of Quarterly Financial Information – ITR and are fairly presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission.

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Reports and Statements / Special Review Report - Unqualified

Conclusion on the consolidated interim information

Based on our review, we are not aware of any facts that would lead us to believe that the consolidated interim financial information included in the aforementioned quarterly financial information are not prepared, in all their material respects, in accordance with CPC 21 and IAS 34 applicable to the preparation of the Quarterly Financial Information – ITR and they are fairly presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission.

Other matters

Interim Statements of Value Added

We also have reviewed the individual and consolidated interim statements of value added (“DVA”), for the three-month period ended March 31, 2011, the presentation of which is required by the rules issues by CVM - Brazilian Securities and Exchange Commission applicable to the preparation of the Quarterly Financial Information - ITR and as supplemental information for IFRS that do not require a presentation of DVA. These statements were subject to the same review procedures described above and, based on our review, we are not aware of any facts that would lead us to believe that these statements are not fairly presented, in all their material respects, in relation to the individual and consolidated interim financial statements taken as a whole.

São Paulo, May 12, 2011.

Ernst & Young Terco Auditores Independentes S.S. CRC 2SP015199/O-6

Antonio Carlos Fioravante Accountant CRC no. 1SP184973/O - 0

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SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: May 16, 2011	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.